

BIOMARIN®

Proxy Statement

Annual Meeting:
May 25, 2021 9:00 a.m. Pacific Time

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

 **Date:**
May 25, 2021

 **Time:**
9:00 a.m. (Pacific Time)

 **Location:**
Live audio webcast at www.virtualshareholdermeeting.com/BMRN2021

Dear Stockholder of BioMarin:

You are cordially invited to attend the Annual Meeting of Stockholders (the Annual Meeting) of BioMarin Pharmaceutical Inc., a Delaware corporation (we, us, BioMarin or the Company). The Annual Meeting will be held on Tuesday, May 25, 2021 at 9:00 a.m. (Pacific Time), via a live audio webcast at www.virtualshareholdermeeting.com/BMRN2021 for the following purposes:

ITEMS OF BUSINESS

1 To elect the 11 nominees for director named in the proxy statement accompanying this Notice of Annual Meeting of Stockholders (the Proxy Statement) to serve until the next Annual Meeting and until their successors are duly elected and qualified;

2 To ratify the selection of KPMG LLP as the independent registered public accounting firm for BioMarin for the fiscal year ending December 31, 2021;

3 To approve, on an advisory basis, the compensation of the Company's Named Executive Officers as disclosed in the Proxy Statement;

4 To approve an amendment to the 2017 Equity Incentive Plan, as amended; and

5 To conduct any other business properly brought before the Annual Meeting.

These items of business are more fully described in the Proxy Statement. Instructions on how to demonstrate proof of stock ownership and participate in the Annual Meeting will be posted at www.virtualshareholdermeeting.com/BMRN2021 two weeks prior to the date of the Annual Meeting. The webcast of the Annual Meeting will be archived for one year after the date of the Annual Meeting at www.virtualshareholdermeeting.com/BMRN2021.

Record Date: Monday, March 29, 2021

VOTING

Whether or not you expect to attend the Annual Meeting, please vote in advance of the meeting using one of the following methods.

 **Telephone:**
Call toll-free 1-866-690-6903.

 **Internet:**
Vote online at www.proxyvote.com.

 **Mail:**
Follow the instructions in your proxy materials.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting to be held on May 25, 2021 at 9:00 a.m. via a live audio webcast at www.virtualshareholdermeeting.com/BMRN2021.

The Proxy Statement, annual report and letter to stockholders are available at: www.proxyvote.com.

If you have any questions or need assistance in voting your shares, please call the following firm, which is assisting the Company in the solicitation of proxies:

Innisfree M&A Incorporated
501 Madison Avenue, 20th floor
New York, New York 10022
Stockholders may call toll free: (888) 750-5834
Banks and Brokers may call collect: (212) 750-5833

Only stockholders of record at the close of business on the Record Date may vote at the Annual Meeting or any adjournment thereof. A complete list of such stockholders will be available for examination by any stockholder for any purpose germane to the Annual Meeting at https://investors.biomarin.com for a period of 10 days before the Annual Meeting.

By Order of the Board of Directors

G. Eric Davis
Executive Vice President, General Counsel and Secretary
San Rafael, California
April 13, 2021

TABLE OF CONTENTS

 # PROXY OVERVIEW

This overview highlights certain information contained elsewhere in this Proxy Statement and does not contain all of the information that you should consider. You should read the entire Proxy Statement carefully before voting. For more complete information regarding our business and 2020 performance, please review our Annual Report on Form 10-K for the year ended December 31, 2020 as filed with the Securities and Exchange Commission (the SEC) on February 26, 2021.

MEETING AND VOTING INFORMATION

 **Date:**
May 25, 2021

 **Time:**
9:00 a.m. (Pacific Time)

 **Location:**
Live audio webcast at www.virtualshareholdermeeting.com/BMRN2021

You are cordially invited to attend the meeting virtually via the internet. Whether or not you expect to attend the meeting, please vote as soon as possible. Please see "*Questions and Answers about These Proxy Materials and Voting—How Do I Vote?*" beginning on **page 93** below.

We intend to mail a Notice Regarding the Availability of Proxy Materials on or about April 13, 2021 to all stockholders of record entitled to vote at the Annual Meeting. We expect that this Proxy Statement and the other proxy materials will be available to stockholders on or about April 13, 2021.

BUSINESS OVERVIEW

BioMarin is a global biotechnology company that develops and commercializes innovative therapies for people with serious and life-threatening rare diseases and medical conditions. We select product candidates for diseases and conditions that represent a significant unmet medical need, have well-understood biology and provide an opportunity to be first-to-market or offer a significant benefit over existing products. Our therapy portfolio consists of several commercial products and multiple clinical and pre-clinical product candidates. Our commercial products are:



Aldurazyme (laronidase) for Mucopolysaccharidosis I



Brineura (cerliponase alfa) for late infantile neuronal ceroid lipofuscinosis type 2



Kuvan (sapropterin dihydrochloride) for phenylketonuria (PKU)



Naglazyme (galsulfase) for Mucopolysaccharidosis VI



Palynziq (pegvaliase-pqpz) for PKU



Vimizim (elosulfase alpha) for Mucopolysaccharidosis IV Type A

We continue to invest in our clinical and pre-clinical product pipeline by committing significant resources to research and development programs and business development opportunities within our areas of scientific, manufacturing and technical expertise. We are conducting clinical trials on several product candidates for the treatment of various diseases.

Our product candidates in development include:

Valoctocogene roxaparvovec: a factor VIII gene therapy product candidate, for the treatment of severe hemophilia A	Vosoritide: a peptide therapeutic product candidate for the treatment of achondroplasia, the leading cause of dwarfism	BMN 307: a gene therapy product candidate, for the treatment of PKU	BMN 331: a gene therapy product candidate, for the treatment of hereditary angioedema

We are conducting or planning to conduct preclinical development of several other product candidates for genetic and other metabolic diseases.

DIRECTOR NOMINEES

The following table provides summary information about each nominee for director as of March 5, 2021, each of whom is a continuing director. See pages 18 to 23 for more information.

Name	Age	Director Since	Occupation	Independent
Elizabeth McKee Anderson	63	July 2019	Director, Bavarian Nordic A/S; Director, Insmed, Inc.; Director, Revolution Medicines, Inc.	Yes
Jean-Jacques Bienaimé *Chair of the Board*	67	May 2005	Chairman and Chief Executive Officer, BioMarin Pharmaceutical Inc.	No
Willard Dere, M.D.	67	July 2016	Professor of Internal Medicine, B. Lue and Hope S. Bettilyon Presidential Endowed Chair in Internal Medicine for Diabetes Research, Executive Director of Personalized Health, and Co-Principal Investigator of the Center for Clinical & Translational Science at the University of Utah Health Sciences Center	Yes
Michael Grey	68	December 2005	Chairman, Mirum Pharmaceuticals, Inc.; Lead Director, Horizon Therapeutics plc; Executive Chairman, Spruce Biosciences, Inc.; Director, Mirati Therapeutics Inc.	Yes
Elaine J. Heron, Ph.D.	73	July 2002	Director, Amplyx Pharmaceuticals, Inc.; Director, Palvella Therapeutics; Director, Dropworks, Inc.	Yes
Maykin Ho, Ph.D.	68	February 2021	Director, Agios Pharmaceuticals; Director, FibroGen, Inc.; Director, Grail Inc.; Director, Parexel; Director, the Aaron Diamond AIDS Research Center and Institute for Protein Innovation	Yes
Robert J. Hombach	54	September 2017	Former Executive Vice President, Chief Financial Officer & Chief Operations Officer, Baxalta Inc.; Director, CarMax, Inc.; Director, Aptinyx Inc.	Yes
V. Bryan Lawlis, Ph.D.	69	June 2007	Director, Aeglea BioTherapeutics, Inc.; Director, Coherus Biosciences, Inc.; Director, Geron Corporation	Yes
Richard A. Meier *Lead Independent Director*	61	December 2006	Executive Vice President and Chief Financial Officer, Intersect ENT, Inc.; Partner, AtlasRock&Co	Yes
David E.I. Pyott, M.D. (Hon.)	67	January 2016	Director, Alynlam Pharmaceuticals, Inc.; Pliant Therapeutics, Inc.; Supervisory Board Member, Royal Philips in the Netherlands	Yes
Dennis J. Slamon, M.D., Ph.D.	72	March 2014	Professor of Medicine, UCLA Department of Medicine; Director, Clinical/Translational Research at UCLA's Jonsson Comprehensive Cancer Center; Director, Revlon/ UCLA Women's Cancer Research Program	Yes

Director Nominee Dashboard

We examine the experience and expertise of our Board as a whole to ensure alignment between the abilities and expertise of our Board and our strategic priorities and long-range plan, emphasizing, among other things, skills and experience in leadership of large, complex organizations, particularly in related industries; sales and marketing of biotechnology and pharmaceutical products; manufacturing of biotechnology and small molecule drug products; research and development of drug products, including managing and conducting clinical trials and the drug regulatory approval processes; medicine; finance; accounting; capital markets; business development; intellectual property; and information technology. All of our director nominees exhibit high integrity, sound business judgment, innovative thinking, collegiality and a knowledge of corporate governance requirements and practices, and our director nominees as a whole bring a balance of relevant skills and experience to our boardroom, including those listed below:

Director Nominee Skills and Experience

Directors	Research & Development	Management of Biotechnology and Pharmaceutical Organizations	Clinical Trial Research	U.S. & International Drug Regulatory Processes	Compensation / Corporate Governance Matters	Finance / Accounting / Capital Markets	Manufacturing of Biotechnology & Small Molecule Drug Products	Business Development / Sales & Marketing
Anderson		✓			✓	✓		✓
Bienaimé		✓		✓			✓	✓
Dere	✓	✓	✓					
Grey		✓			✓	✓		✓
Heron	✓	✓			✓	✓		✓
Ho	✓	✓				✓		✓
Hombach		✓				✓		✓
Lawlis	✓	✓	✓	✓			✓	
Meier		✓				✓		✓
Pyott		✓		✓	✓			✓
Slamon	✓		✓				✓	

5 of 11
Have Research & Development Expertise

10 of 11
Have Industry Management Experience

6 of 11
Have Finance / Accounting / Capital Markets Expertise

8 of 11
Have Business Development / Sales & Marketing Experience

Board Diversity

We are committed to diversity across all aspects of our organization, including with respect to identifying, evaluating and nominating directors. In September 2018, the Board formalized its long-standing practice of considering women and minority candidates for open director positions by amending the Corporate Governance Principles to require that:

- the Board consider the diversity of specific skills and characteristics (including, without limitation, areas of expertise, race, ethnicity and gender) necessary for the optimal functioning of the Board over both the short and long term; and
- the Corporate Governance and Nominating (CGN) Committee, and any search firm that it engages, include women and minority candidates in the pool from which the Board selects candidates for director.

We remain committed to diversity throughout our process for identifying and evaluating director candidates, and we are proud that the gender and ethnic diversity of our director nominees has increased significantly in recent years, as shown below:



Below we highlight the diversity of our director nominees as of March 5, 2021:

Gender Diversity



27% women

Ethnic Diversity



18% underrepresented minorities

Birthplace Diversity



36% born outside the U.S.

Overall Diversity



64% diverse[1]

(1)   Meets one or more of the gender, ethnic and birthplace diversity categories.

Board Composition

Our Board is substantially independent and has a mix of relatively new and longer-tenured directors. The charts below show the makeup of director nominees by various characteristics as of March 5, 2021:

Director Age



2 >70 years

6 65 to 70 years

3 <65 years

Average age: **67 years**

Director Tenure



4 <5 years

2 5 to 10 years

5 >10 years

Average tenure: **9 years**

Director Independence



10 Independent

1 Management

STOCKHOLDER ENGAGEMENT

We regularly engage with our stockholders through open dialogue and direct individual communication on topics related to our business, strategic vision, financial performance, executive compensation and environmental, social and corporate governance (ESG) matters. Stockholder feedback is important, and the information we glean from these engagements is highly valued. In particular, our stockholders' views and opinions on our executive compensation practices are extremely important to us. As stewards of good corporate governance, our Compensation Committee evaluates the design of our executive compensation program based on market conditions, stockholder views and other governance considerations.

In 2020, we continued our active engagement efforts to ensure stockholder interests were incorporated into our planning process for ESG practices and the 2021 executive compensation program. Our outreach in 2020 included all of our 10 top stockholders in addition to other investors, and we requested calls or meetings with all of the stockholders we contacted. We then held calls or meetings with all the stockholders that responded, during which we discussed various topics, including diversity of our workforce, executives and Board, environmental and sustainability initiatives and executive compensation philosophy and design. Our Lead Independent Director, Richard A. Meier, participated in the calls with our stockholders, and feedback from these discussions was relayed to the CGN and Compensation Committees and the full Board.

CORPORATE GOVERNANCE OVERVIEW

We are committed to exercising good corporate governance and frequently review our practices. We believe that good governance promotes the long-term interests of our stockholders and strengthens Board and management accountability. Highlights of our corporate governance practices include the following:



Stockholder Rights and Accountability

- Proxy access bylaw (3% holder for three years)
- Plurality voting in the election of directors in uncontested elections with director resignation policy



Board Independence

- All of our current directors and nominees for director are independent, other than our Chairman and CEO, Mr. Bienaimé
- Regular executive sessions of the Independent Directors
- 100% independent committee members
- Lead Independent Director with clearly delineated duties and robust authority
- Board and committees may engage outside advisors independently of management



Stock Ownership by Directors and Executives

- Stock ownership guidelines for directors and executive officers help to align their interests with stockholder interests
- Prohibit short sales, transactions in put or call options, hedging transactions, or other inherently speculative transactions in our stock or engaging in margin activities (see the section of this Proxy Statement titled, *"Stock Ownership Information — Anti-Hedging and Anti-Pledging Policy"* for details)



Robust Compensation-Setting Process

- Independent compensation consultant reporting directly to the Compensation Committee
- Policy for Recoupment of Incentive Compensation (Clawback Policy)
- Annual advisory approval of executive compensation



Board Practices

- Commitment to diversity in terms of specific skills and characteristics (including expertise, race, ethnicity, and gender), including adoption of a formal policy to consider women and minority candidates for all open Board positions
- Annual Board and committee self-evaluations
- Risk oversight by the full Board and committees
- Corporate Governance Principles and robust Global Code of Conduct and Business Ethics
- Financial Authority Policy, under which the Board must approve spend over a specified dollar threshold

ENVIRONMENTAL AND SOCIAL HIGHLIGHTS

In addition to our commitment to good corporate governance described above, our Board and executive leadership team are also committed to constructive environmental and social practices. Our executives sponsor and oversee a cross-functional Corporate Responsibility Committee that spearheads many of BioMarin's efforts to protect the environment and provide a safe and healthful workplace for our employees and the communities in which we operate. At the direction of the senior leadership team, our human resources department has successfully implemented policies and programs to foster diversity, equity and inclusion (DEI) at all levels of the Company. Members of the Board and the CGN and Compensation Committees regularly hear reports on BioMarin's environmental and social activities and offer valuable insights and recommendations in addition to providing appropriate oversight. Select highlights of our environmental and social initiatives are described below. Additional information regarding BioMarin's environmental and social practices is included in the "Corporate Social Responsibility" subsection of the "Our Company" section of our website. Information on our website is NOT incorporated by reference in this Proxy Statement.

ENVIRONMENTAL	SOCIAL
 We strive to reduce water consumption and increase efficiency of water utilities by utilizing computerized sensors to monitor the flow of water and automatic isolation valves.	 Racial and ethnic minorities represented 46% of our employees in the U.S.; globally, 50% of our workforce were women and 46% of our positions at director-level and above were held by women (as of December 31, 2020).
 In an effort to reduce greenhouse gas emissions, we launched an energy reduction project at our Shanbally, Ireland facility that exceeded its target reduction goal by five times; achieved ISO 50001 certification for our Shanbally, Ireland energy management system; installed over 430 solar panels at our facilities; purchase 100% of our electricity in Northern California from Marin Clean Energy, 60% of which is generated from renewable sources like wind and solar; and offer employees free use of more than 165 electric vehicle charging stations.	 We formed a DEI Employee Advisory Committee to help define a DEI roadmap and incorporate perspectives from employees of different age, gender, ethnicity, race, sexual orientation, level and location.
 As part of our commitment to reduce waste, we use reusable containers with several vendors for bioprocessing materials, such as filter assemblies and bioprocessing bags.	 We continue to support and increase the number of our employee resource groups that build community for employees from underrepresented groups.
 We actively design and renovate new facilities and office suites to be energy efficient and embrace the highest of standards used by green building rating systems. All new building construction and renovation projects meet either LEED Gold certification requirements from the U.S. Green Building Council or the more stringent CALGreen building code requirements from the State of California in place at the time of project execution.	 In the broader community, we actively engage with underrepresented populations through a variety of outreach and partnering with non-profit organizations, such as Biotech Partners and Health Career Connection. In addition, through our Rare Scholars program, we award annual scholarships to students living with rare disease.

 In January 2021, we were recognized as a Best Place to Work for lesbian, gay, bisexual, transgender and queer (LGBTQ) Equality by the Human Rights Campaign, scoring 100% on their Corporate Equality Index, one of the foremost benchmarking surveys and reports in the U.S. measuring corporate policies and practices related to LGBTQ workplace equality.

EXECUTIVE COMPENSATION HIGHLIGHTS

We designed our executive compensation program to attract, motivate and retain the executive talent necessary to advance our business of developing and commercializing innovative therapies for people with serious and life-threatening rare diseases and medical conditions and to increase stockholder value. Our compensation program is aligned with our business strategy and priorities, encourages executive officers to work for meaningful stockholder returns and reflects a pay-for-performance philosophy. It does not encourage our executive officers to assume excessive risks or result in excessive pay levels. We achieve our pay objectives by providing short-term cash bonuses tied to our annual financial and development goals and by granting long-term equity awards, including three types of performance-based restricted stock units (RSUs) tied to (1) relative stock performance, (2) non-GAAP Income and (3) achievement of strategic corporate goals, all measured over a three-year performance period.

FULL TRANSITION TO THREE-YEAR PERFORMANCE PERIOD

As discussed above, beginning with the equity grants made in March 2020, 100% of performance-based RSUs will be earned based on the Company's performance over a three-year period.

SALARY FREEZE AND REDUCTION TO EQUITY COMPENSATION FOR 2021

In 2021, the Compensation Committee froze salaries and reduced the values of equity grants for our Named Executive Officers (NEOs) in recognition of the recent experience of our stockholders and the Company's focus on controlling expenses while continuing to face headwinds from the COVID-19 pandemic, loss of U.S. market exclusivity for Kuvan and a delay in the potential regulatory approval of valoctocogene roxaparvovec for severe hemophilia A. As compared to 2020, the 2021 equity grant value for our Chief Executive Officer (CEO), Mr. Bienaimé, was reduced by over 15%, or by $2.5 million, and the 2021 equity grant value for our President of Worldwide Research & Development, Dr. Fuchs, was reduced by over 20%, or by $1.5 million.

2021 Equity Grant Reductions


CEO Grant
Decreased by over **15%**, or by **$2.5 million**


President of R&D Grant
Decreased by over **20%**, or by **$1.5 million**

Our Executive Compensation Practices

Our executive compensation policies and practices reinforce our pay-for-performance philosophy and align with sound governance principles.

WHAT WE DO

- ✔ Design executive compensation to align pay with performance
- ✔ Balance short- and long-term incentive compensation to incentivize achievement of short- and long-term business goals
- ✔ Reward performance by making a majority of executive compensation "at-risk"
- ✔ Retain independent compensation consultant reporting directly to the Compensation Committee
- ✔ Require executive officers and directors to meet stock ownership guidelines
- ✔ Provide stockholders an annual say-on-pay vote and solicit feedback on our compensation programs from stockholders
- ✔ Prohibit short sales, transactions in put or call options, hedging transactions or other inherently speculative transactions in our stock or engaging in margin activities (see the section of this Proxy Statement titled, "*Stock Ownership Information – Anti-Hedging and Anti-Pledging Policy*" for details)
- ✔ Maintain a Clawback Policy

WHAT WE DON'T DO

- ✖ No repricing of underwater stock options without prior stockholder approval
- ✖ No excessive perquisites
- ✖ No guaranteed bonuses or base salary increases
- ✖ No tax gross-ups on severance or change in control benefits

Recent Evolution of our Executive Compensation Program

We work with our compensation consultant throughout each year to stay at the forefront of pay and governance trends and best practices. Since 2014, we have greatly enhanced the link between pay and performance by increasing the proportion of performance-based RSUs as compared to service-based RSUs. As shown in the graph below, performance-based RSUs increased from 0% of all RSUs awarded to each NEO as part of the 2014 annual equity grant to 67% of all RSUs awarded to each NEO as part of the 2019 and 2020 annual equity grants.

2014 to 2020: Increasing NEO Performance-Based RSU Awards



We also take a fresh look at our non-equity annual cash incentive program each year. To incentivize progress toward profitability, one of the two financial metrics under the annual cash incentive program was changed for 2020 to a non-GAAP income[1] goal instead of the research and development (R&D) and selling, general and administrative (SG&A) expense goal used in prior years.

During our stockholder outreach efforts in 2020 and in years prior, we sought feedback on our executive compensation program, among other topics. We believe that the compensation changes we made in recent years addressed many of the concerns raised by stockholders. We were pleased that our 2020 say-on-pay proposal received support from 96% of the votes cast. In 2020, we continued to make changes to our executive compensation program to further align pay and performance and address feedback from stockholders. Recent changes we made to our executive compensation practices in direct response to what we heard from our stockholders are described below:

Change: We rapidly increased the proportion of performance-based RSUs as a percentage of total long-term equity compensation, from 30% in 2018 to 50% in 2019 and 2020.

- Effective date: March 2019
- The allocation of equity awards changed between 2018 and 2019 & 2020 as follows:



Feedback Addressed: More of long-term compensation should be performance-based, rather than time-based.

Purpose of Change: Further tie compensation to performance of the Company.

---

(1)   We define non-GAAP Income as reported GAAP Net Income (Loss), excluding net interest expense, provision for (benefit from) income taxes, depreciation expense, amortization expense, stock-based compensation expense, contingent consideration expense and in certain periods, certain other specified items.

Change: 100% of performance-based RSUs will be earned based on metrics other than revenue.

- Effective Date: March 2020
- Instead of performance-based RSUs being earned based on revenue achievement (which was the case for 100% of grants in 2018 and 50% in 2019), the 2020 awards will be earned based on other metrics, as shown below:



50%
total shareholder return as compared to the Nasdaq Biotechnology Index

25%
non-GAAP Income

25%
strategic corporate goals (i.e., product regulatory filings/approvals)

Feedback Addressed:
- Realized compensation has not always closely correlated to stockholder experience.
- Revenue determines a large proportion of short-term performance-based compensation (30% weight in 2019 annual cash incentive program), so revenue should not also determine long-term performance-based compensation.

Purpose of Change:
- More closely align realized compensation with stockholder return.
- Further focus management on goals in addition to revenue growth that also drive stockholder value.

Change: The metrics underlying 100% of performance-based RSUs will be measured using a three-year period.

- Effective Date: March 2020
- Instead of a gradual phase-in, the transition from using one-year performance periods over which performance-based RSUs are earned to three-year performance periods was accelerated and completed in only two years, as shown below:



Feedback Addressed: More of the performance-based compensation should be earned over a longer period.

Purpose of Change: Further incentivize long-term performance and tie compensation to achievement of long-term goals; encourage retention of key employees.

Change: We included more information in our proxy statements regarding the annual cash incentive program.

- Effective Date: April 2019
- We provided significantly more details regarding the development goals for each clinical and pre-clinical program underlying the annual cash incentive program than in proxy statements filed before 2019.

Feedback Addressed: More details should be provided regarding the development goals underlying the annual cash incentive program.

Purpose of Change: Increase transparency in determining amounts earned under the annual cash incentive program and explain the philosophy behind the program's design.

OUR NEO FISCAL YEAR 2020 PAY

NEOs' Total Compensation Mix

The following charts show the breakdown of reported fiscal 2020 total compensation for our CEO, Mr. Bienaimé, and other NEOs as a group (excluding our former Executive Vice President and Chief Financial Officer, Mr. Spiegelman). These charts illustrate the predominance of performance-based components in our executive compensation program (55% for our CEO and 41% for the other NEOs). We believe these components provide a compensation package that helps to attract and retain qualified individuals to serve as executive officers and also links individual compensation to Company performance. This target pay mix focuses the efforts of our NEOs and other executive officers on the achievement of both our short- and long-term objectives and aligns the interests of our executive officers with those of our stockholders.

CEO Total Compensation Mix in 2020[1]


17% Short-Term
83% Long-Term
7%
Annual Salary
1%
Other
9%
Annual Cash Incentive
46%
Performance-Based RSUs
18%
Service-Based RSUs
19%
Stock Option Awards
55% Performance-Based
92% At-Risk

Other NEOs' Total Compensation Mix in 2020[1][2][3]


19% Short-Term
81% Long-Term
10%
Annual Salary
2%
Other
7%
Annual Cash Incentive
34%
Performance-Based RSUs
26%
Service-Based RSUs
21%
Stock Option Awards
41% Performance-Based
88% At-Risk

(1) *Each percentage is calculated as a percentage of total compensation set forth in the "Summary Compensation Table" in this Proxy Statement and is based on the amounts in such table, including the "Target Payout" amounts in footnote (2) to such table. The "Other" percentage for all other NEOs includes the one-time sign-on bonus of $250,000 paid to Dr. Guyer, which is described in footnote (7) to the "Summary Compensation Table" in this Proxy Statement. Certain percentages are rounded up or down by less than 1% so that totals equal 100%.*

(2) *Percentages calculated based on sum of all other NEOs' compensation. The percentages for all other NEOs excludes amounts for Mr. Spiegelman who stepped down as Executive Vice President and Chief Financial Officer, effective January 29, 2020. He remained with BioMarin as an employee and senior advisor until September 1, 2020.*

(3) *The percentage of Performance-Based RSUs (34%) and Performance-Based compensation (41%) for all other NEOs would be higher if we excluded the new hire equity grant for Dr. Guyer, which consisted of all service-based awards.*

SUMMARY OF STOCKHOLDER VOTING MATTERS AND BOARD RECOMMENDATIONS

For the reasons set forth below and in the rest of this Proxy Statement, our Board of Directors recommends that you vote your shares "FOR" each of the nominees named below for director to hold office until the 2021 Annual Meeting of Stockholders and "FOR" each of the other proposals.

Proposal 1

Election of Directors

The Board of Directors recommends a vote "FOR" each of the nominees.

Vote required to elect each nominee: The 11 nominees who receive the most "FOR" votes cast by the holders of shares either present in person or represented by proxy and entitled to vote will be elected to our Board.

For more information, see Proposal No. One starting on page 17.

We are asking our stockholders to vote "FOR" each of the 11 nominees for director to serve until the next Annual Meeting and until their successors are duly elected and qualified. Detailed information about each nominee's background and experience can be found beginning on page 19.

Each of the nominees for director was nominated for election by the Board of Directors upon the recommendation of CGN Committee. Our Board of Directors believes that each nominee has the specific experience, qualifications, attributes and skills to serve as a member of the Board of Directors.

We have a policy that provides that any director nominee who receives a greater number of votes "withheld" for his or her election than votes "for" his or her election should promptly tender his or her resignation. For more information on this policy, see page 17.

Proposal 2

Ratification of the Selection of KPMG LLP as the Independent Registered Public Accounting Firm for BioMarin for the Year Ending December 31, 2021

The Board of Directors recommends a vote "FOR" this proposal.

Vote required for approval: Affirmative vote of a majority of the votes cast on the proposal.

For more information, see Proposal No. Two starting on page 36.

The Board and the Audit Committee believe that the continued retention of KPMG LLP (KPMG) to serve as our independent registered public accounting firm for the fiscal year ending December 31, 2021 is in the best interest of the Company and its stockholders. As a matter of good corporate governance, we are asking our stockholders to ratify the Audit Committee's selection of the independent registered public accounting firm.

Proposal 3

Non-Binding Advisory Vote on Executive Compensation

The Board of Directors recommends a vote "FOR" this proposal.

Vote required for approval: Affirmative vote of a majority of the votes cast on the proposal.

For more information, see Proposal No. Three starting on page 41.

We are asking our stockholders for advisory approval of the compensation of our NEOs as disclosed in this Proxy Statement. Our executive compensation program is aligned with our business strategy and priorities and encourages executive officers to work for meaningful stockholder returns consistent with our pay-for-performance philosophy. We align our executive officers' interests with our stockholders' interests by rewarding our executive officers for both current performance and longer-term performance, with performance measured by both financial performance and milestones for the advancement of our long-term development programs and strategic initiatives.

Proposal 4

Approval of an Amendment to the 2017 Equity Incentive Plan, As Amended

The Board of Directors recommends a vote "FOR" this proposal.

Vote required for approval: Affirmative vote of a majority of the votes cast on the proposal.

For more information, see Proposal No. Four starting on page 80.

We are asking our stockholders to approve an amendment (the 2017 Plan Amendment) to the BioMarin Pharmaceutical Inc. 2017 Equity Incentive Plan, as amended (the 2017 Plan). The 2017 Plan Amendment increases the shares reserved for issuance under the 2017 Plan by 10,500,000, so that the total number of shares available for future awards under the 2017 Plan would be approximately 14,500,000 and the total number of shares reserved for issuance under the 2017 Plan would be 42,380,015. The 2017 Plan Amendment makes no other changes to the 2017 Plan. The 2017 Plan contains a number of features representing good corporate governance practices, including:

- annual limit on non-employee director compensation;
- no repricing without stockholder approval;
- no discounted options;
- restrictions on payment of dividends and dividend equivalents;
- awards subject to our Clawback Policy;
- no "liberal" change in control definition or "liberal" share recycling provision;
- no requirement for single-trigger vesting of awards on a change in control;
- administration by an independent committee; and
- material amendments require stockholder approval.

PROPOSAL 1
Election of Directors

Each of the 11 nominees for director listed below is currently a director of the Company and, except for Dr. Ho, who was appointed to the Board after the 2020 Annual Meeting of Stockholders, was previously elected by the stockholders. Regarding Dr. Ho's appointment, in 2020, a third-party search firm provided the CGN Committee with a slate of potential candidates for consideration, which included Dr. Ho. After reviewing the potential candidates, the CGN Committee selected Dr. Ho from the list provided by the third-party search firm, performed further evaluation of her particular experience, qualifications, attributes and skills, and then recommended her appointment to the Board. All of the current directors have been recommended by the CGN Committee to the Board for re-election as our directors at the Annual Meeting, and the Board has approved such recommendations. Each director nominee to be elected and qualified will hold office until the next Annual Meeting of Stockholders and until his or her successor is duly elected and qualified, or, if sooner, until the director's death, resignation or removal.

VOTE REQUIRED

Directors are elected by a plurality of the votes of the holders of shares present in person or represented by proxy and entitled to vote on the election of directors. The 11 nominees receiving the highest number of affirmative votes will be elected.

DIRECTOR RESIGNATION POLICY

Pursuant to our Corporate Governance Principles (which are available in the Corporate Governance section of the Investors section of our website at www.bmrn.com), any director nominee who receives a greater number of votes "withheld" from his or her election than votes "for" his or her election in an uncontested election at a stockholders' meeting should promptly tender his or her resignation to the Chair of the Board following certification of the stockholder vote. The CGN Committee will then make a recommendation to the Board regarding the appropriate response to such an offer of resignation and the Board will then deliberate and vote on such recommendation. Information on our website is NOT incorporated by reference in this Proxy Statement.

NOMINEES FOR DIRECTOR

The names and ages of the 11 nominees for director, their occupation(s), length of service with the Company and Board committee memberships are set forth in the table below. A brief biography of each nominee is also set forth below, which includes information, as of March 5, 2021, regarding specific and particular experience, qualifications, attributes or skills of each nominee that led the CGN Committee and the Board to believe that the nominee should continue to serve on the Board.

Name	Age	Director Since	Occupation	AC	CC	CGN	S&T
				Committee Memberships			
Elizabeth McKee Anderson (IND)	63	July 2019	Director, Bavarian Nordic A/S; Director, Insmed, Inc.; Director, Revolution Medicines, Inc.		●	●	
Jean-Jacques Bienaimé *Chair of the Board*	67	May 2005	Chairman and Chief Executive Officer, BioMarin Pharmaceutical Inc.				
Willard Dere, M.D. (IND)	67	July 2016	Professor of Internal Medicine, B. Lue and Hope S. Bettilyon Presidential Endowed Chair in Internal Medicine for Diabetes Research, Executive Director of Personalized Health, and Co-Principal Investigator of the Center for Clinical & Translational Science at the University of Utah Health Sciences Center			●	●
Michael Grey (IND)	68	December 2005	Chairman, Mirum Pharmaceuticals, Inc.; Lead Director, Horizon Therapeutics plc; Executive Chairman, Spruce Biosciences, Inc.; Director, Mirati Therapeutics Inc.		●		●
Elaine J. Heron, Ph.D. (IND)	73	July 2002	Director, Amplyx Pharmaceuticals, Inc.; Director, Palvella Therapeutics; Director Dropworks, Inc.	●		●	●
Maykin Ho, Ph.D. (IND)	68	February 2021	Director, Agios Pharmaceuticals; Director, FibroGen, Inc.; Director, Grail Inc.; Director, Parexel; Director, the Aaron Diamond AIDS Research Center and Institute for Protein Innovation	●			●
Robert J. Hombach (IND) (F)	54	September 2017	Former Executive Vice President, Chief Financial Officer & Chief Operations Officer, Baxalta Inc.; Director, CarMax, Inc.; Director, Aptinyx Inc.	●	●		
V. Bryan Lawlis, Ph.D. (IND)	69	June 2007	Director, Aeglea BioTherapeutics, Inc.; Director, Coherus Biosciences, Inc.; Director, Geron Corporation	●			●
Richard A. Meier (IND) *Lead Independent Director*	61	December 2006	Executive Vice President and Chief Financial Officer, Intersect ENT, Inc.; Partner, AtlasRock&Co.				
David E.I. Pyott, M.D. (Hon.) (IND)	67	January 2016	Director, Alynlam Pharmaceuticals, Inc.; Director, Pliant Therapeutics, Inc.; Supervisory Board Member, Royal Philips in the Netherlands		●	●	
Dennis J. Slamon, M.D., Ph.D. (IND)	72	March 2014	Professor of Medicine, UCLA Department of Medicine; Director, Clinical/Translational Research at UCLA's Jonsson Comprehensive Cancer Center; Director, Revlon/UCLA Women's Cancer Research Program				●

AC Audit Committee	CGN Corporate Governance & Nominating Committee	● Member	(F) Financial Expert
CC Compensation Committee	S&T Science & Technology Committee	● Committee Chair	(IND) Independent



Age 67
Director Since May 2005
Chairman & Chief
Executive Officer, BioMarin
Pharmaceutical Inc.

JEAN-JACQUES BIENAIMÉ

The Board has nominated Mr. Bienaimé for his intimate knowledge of our business and extensive experience in the management of biotechnology organizations, business development, and sales and marketing of both biotechnology and pharmaceutical products.

Jean-Jacques Bienaimé joined our Board in May 2005, at the same time that he became our Chief Executive Officer, and was named Chair of the Board in June 2015. From November 2002 to April 2005, Mr. Bienaimé served as Chairman, Chief Executive Officer, and President of Genencor, a biotechnology company focused on industrial bioproducts and targeted cancer biotherapeutics. From 1998 to late 2002, Mr. Bienaimé served as Chairman, Chief Executive Officer and President of Sangstat Medical Corporation, an immunology-focused biotechnology company, becoming President in 1998 and Chief Executive Officer in 1999. From 1992 to 1998, Mr. Bienaimé held several senior management positions at Rhône-Poulenc Rorer Pharmaceuticals (now Sanofi-Aventis), culminating in the position of Senior Vice President of Worldwide Marketing and Business Development. Earlier in his career, Mr. Bienaimé worked at Genentech, Inc. where he was involved in the launch of tissue plasminogen activator (t-PA) for the treatment of heart attacks. Mr. Bienaimé currently serves on the board of Incyte Corporation, a public biotechnology company, and he is a member of the boards of Biotechnology Innovation Organization (BIO) and Pharmaceutical Research and Manufacturers of America (PhRMA), both industry trade associations. From 2013 to 2018, Mr. Bienaimé served on the board of Vital Therapies, Inc., a public biopharmaceutical company until it was merged into Immunic, Inc. in April 2019. Mr. Bienaimé received an M.B.A. from the Wharton School at the University of Pennsylvania and a degree in economics from the École Supérieure de Commerce de Paris.



Age 63
Director Since July 2019
Former Worldwide Vice
President, Infectious Diseases
and Vaccines, Janssen
Pharmaceuticals, Inc.; Director,
Bavarian Nordic A/S; Director,
Insmed, Inc.; Director, Revolution
Medicines, Inc.

ELIZABETH McKEE ANDERSON

The Board has nominated Ms. Anderson for her extensive experience in managing large biotechnology and pharmaceutical organizations, compensation and corporate governance matters, finance and accounting, and sales and marketing of both biotechnology and pharmaceutical products.

Elizabeth McKee Anderson joined our Board in July 2019. Ms. Anderson held various senior leadership positions at Johnson & Johnson between 2003 and her retirement in 2014. She most recently served as Worldwide Vice President, Infectious Disease and Vaccines for Janssen Pharmaceuticals, a Johnson & Johnson company, where she directed the commercial development of an extensive portfolio of antivirals and vaccines with responsibility for global strategic marketing, market access, and global analytics for that division. Prior to Johnson & Johnson, Ms. Anderson served as the Vice President and General Manager of Wyeth Lederle Vaccines from 1997 to 2002. She also previously worked at Rhone Poulenc Rorer and the American Red Cross. Ms. Anderson currently serves on the boards of Bavarian Nordic A/S, Insmed, Inc. and Revolution Medicines, Inc., public biopharmaceutical companies, and she formerly served on the board of Huntsworth PLC, a public healthcare and communications company, through December 31, 2019. She also serves on the board of Aro Biotherapeutics Company, a private biopharmaceutical company, is a member of the Board of Trustees of the Wistar Institute, a non-profit biomedical research organization, and is the Principal of PureSight Advisory, LLC. She holds a B.S. in Engineering from Rutgers University and an M.B.A. from Loyola University Maryland.



Age 67
Director Since July 2016
Professor of Internal Medicine, B. Lue and Hope S. Bettilyon Presidential Endowed Chair in Internal Medicine for Diabetes Research, Executive Director of Personalized Health, and Co-Principal Investigator of the Center for Clinical & Translational Science at the University of Utah Health Sciences Center

WILLARD DERE, M.D.

The Board has nominated Dr. Dere for his extensive experience in managing biotechnology and pharmaceutical organizations, clinical trial research as well as research and development in translating basic science discoveries into new clinical therapies and novel drug strategies.

Willard Dere, M.D., joined our Board in July 2016. Since November 2014, he has served as the Professor of Internal Medicine, B. Lue and Hope S. Bettilyon Presidential Endowed Chair in Internal Medicine for Diabetes Research, Executive Director of Personalized Health, and Co-Principal Investigator of the Center for Clinical & Translational Science at the University of Utah Health Sciences Center. He also serves as the Associate Vice President for Research of Health Sciences at the University of Utah Health Sciences Center. Prior to re-joining academia in November 2014, Dr. Dere was in the biopharmaceutical industry for 25 years. From 2003 until his retirement in 2014, Dr. Dere held multiple roles at Amgen, Inc., a biotechnology company, including serving as head of global development and either the international or corporate chief medical officer from December 2004 to October 2014. He began his career at Eli Lilly in 1989, and held a number of different global roles in clinical pharmacology, regulatory affairs, and both early-stage translational, and late-stage clinical research. He currently serves on the boards of three public biopharmaceutical companies: Mersana Therapeutics, Inc., Radius Health, Inc., and Seres Therapeutics, Inc., and in December 2017 he concluded his board service at Ocera Therapeutics, Inc., a public biopharmaceutical company, before its acquisition by Mallinckrodt PLC. Since 2014, he has served on the scientific advisory board of the California Institute of Regenerative Medicine. Dr. Dere received a B.A. and an M.D. from the University of California, Davis. He trained in internal medicine at the University of Utah and in endocrinology/metabolism at the University of California at San Francisco.



Age 68
Director Since December 2005
Executive Chairman, Amplyx Pharmaceuticals, Inc.; Executive Chairman, Reneo Pharmaceuticals, Inc.; Chairman, Mirum Pharmaceuticals, Inc.; Lead Director, Horizon Therapeutics plc; Executive Chairman, Spruce Biosciences, Inc.; Director, Mirati Therapeutics Inc.; Chairman, Plexium Inc.

MICHAEL GREY

The Board has nominated Mr. Grey for his extensive experience in managing biotechnology and pharmaceutical organizations, business development, compensation matters and finance and accounting.

Michael Grey joined our Board in December 2005 and serves as the Chair of the Compensation Committee. Mr. Grey currently serves as Executive Chairman of Amplyx Pharmaceuticals, Inc., a private biopharmaceutical company, a position he has held since December 2016, and previously served as President and Chief Executive Officer of Amplyx from October 2015 to December 2016. Mr. Grey also currently serves as Executive Chairman of Reneo Pharmaceuticals, Inc., a private biopharmaceutical company, a position he has held since January 2018, and previously served as Chief Executive Officer from October 2014 to December 2017. He previously served as President and Chief Executive Officer of Lumena Pharmaceuticals, Inc., a private biotechnology company, from February 2011 until it was acquired by Shire plc in May 2014. He has also served as a Venture Partner with Pappas Ventures, a life sciences venture capital firm, since January 2010. Between January and September 2009, he served as President and Chief Executive Officer of Auspex Pharmaceuticals, Inc., a private biotechnology company. From January 2005 until its acquisition in August 2008, Mr. Grey was President and Chief Executive Officer of SGX Pharmaceuticals, Inc., a public biotechnology company, where he previously served as President from June 2003 to January 2005 and as Chief Business Officer from April 2001 until June 2003. Prior to joining SGX Pharmaceuticals, Inc., Mr. Grey acted as President, Chief Executive Officer and board member of Trega Biosciences, Inc., a biotechnology company. From November 1994 to August 1998, Mr. Grey was the President of BioChem Therapeutic, Inc., the pharmaceutical operating division of BioChem Pharma, Inc. During 1994, Mr. Grey served as President and Chief Operating Officer for Ansan, Inc., a pharmaceutical company. From 1974 to 1993, he served in various roles with Glaxo, Inc. and Glaxo Holdings, plc, culminating in the position of Vice President, Corporate Development. Mr. Grey is currently Chairman of the Board at Mirum Pharmaceuticals, Inc., a public biopharmaceutical company he founded in 2018. Mr. Grey is also currently Lead Director at Horizon Therapeutics plc, Executive Chairman of Spruce Biosciences, Inc., and a member of the board of Mirati Therapeutics Inc., all public companies, and Chairman of the Board at Plexium Inc., a private biopharmaceutical company. He received a B.Sc. in chemistry from the University of Nottingham, United Kingdom.



Age 73
Director Since July 2002
Director, Amplyx
Pharmaceuticals, Inc.; Director,
Palvella Therapeutics, Inc.;
Director, Dropworks, Inc.

ELAINE J. HERON, PH.D.

The Board has nominated Dr. Heron for her extensive experience in life science sales and marketing, finance and accounting, corporate governance matters and research and development.

Elaine J. Heron, Ph.D., joined our Board in July 2002 and serves as the Chair of the Corporate Governance and Nominating Committee. Dr. Heron served as Chair and Chief Executive Officer of Amplyx Pharmaceuticals, Inc., a private drug development company, from February 2009 until October 2015, and she continues to serve as a member of that company's board. She is also a director of Dropworks, Inc., a private biotechnology tools company, Palvella Therapeutics, Inc., a private clinical-stage therapeutics company, and Visgenx, Inc., a private early stage therapeutics company. From July 2001 to October 2008, Dr. Heron was Chair and Chief Executive Officer of Labcyte Inc., a private biotechnology company. Before joining Labcyte Inc., she spent six years in positions of increasing responsibility at the Applied Biosystems Group of Applera Corporation, a biotechnology company, including the position of General Manager and Vice President of Sales and Marketing. Dr. Heron earned a B.S. in chemistry with highest distinction and a Ph.D. in analytical biochemistry from Purdue University and an M.B.A. from Pepperdine University.



Age 68
Director Since February 2021
Director, Agios Pharmaceuticals;
Director, FibroGen, Inc., Director,
Grail Inc.; Director, Parexel;
Director, the Aaron Diamond
AIDS Research Center and
Institute for Protein Innovation

MAYKIN HO, PH.D.

The Board has nominated Dr. Ho for her extensive experience in healthcare investment research and banking, finance, and analysis of science and biotechnology.

Dr. Maykin Ho, Ph.D. has more than 30 years of experience in the healthcare and finance industries. She serves on the boards of directors for Agios Pharmaceuticals, FibroGen, Inc., Grail Inc., Parexel, the Aaron Diamond AIDS Research Center, and the Institute for Protein Innovation. Dr. Ho is also a venture partner of Qiming Venture Partners and a member of the Biotech Advisory Panel of the Stock Exchange of Hong Kong. She is a retired partner of the Goldman Sachs Group where she served as senior biotechnology analyst, co-head of global healthcare investment research, and advisory director for healthcare investment banking. Prior to Goldman Sachs, Dr. Ho held various managerial positions in licensing, strategic planning, marketing and research at DuPont-Merck Pharmaceuticals and DuPont de Nemours & Company. She was a postdoctoral fellow at Harvard Medical School and a graduate of the Advanced Management Program at The Fuqua School of Business, Duke University. Dr. Ho received a Ph.D. in Microbiology and Immunology and a B.S. from the State University of New York, Downstate Medical Center.



Age 54
Director Since September 2017
Former Executive Vice President,
Chief Financial Officer & Chief
Operations Officer, Baxalta Inc.;
Director, CarMax, Inc.; Director,
Aptinyx Inc.

ROBERT J. HOMBACH

The Board has nominated Mr. Hombach for his extensive experience in finance and accounting, capital markets and managing large biotechnology and pharmaceutical organizations.

Robert J. Hombach joined our Board in September 2017 and currently serves as the Chair of the Audit Committee. He served as Executive Vice President, Chief Financial Officer and Chief Operations Officer of Baxalta Inc., a public biopharmaceutical company spun out in June 2015 from Baxter International Inc., a public pharmaceutical company, until it was acquired by Shire PLC in June 2016. He served as Corporate Vice President and Chief Financial Officer of Baxter from July 2010 until the spin-off in June 2015. From 2007 to 2011, he also served as Treasurer of Baxter and from 2004 to 2007, he was Vice President of Finance, Europe, Middle East and Africa. Prior to that, he served in a number of finance positions of increasing responsibility in the corporate planning, manufacturing, operations and treasury areas at Baxter. Mr. Hombach currently serves on the boards of Aptinyx Inc., a public biopharmaceutical company, and CarMax, Inc., a public company. Previously, he served on the board of Naurex, Inc., a private pharmaceutical company acquired by Allergan in 2015. Mr. Hombach earned an M.B.A. from Northwestern University's J.L. Kellogg Graduate School of Management, and a B.S. in Finance cum laude from the University of Colorado.



Age 69
Director Since June 2007
Director, Aeglea
BioTherapeutics, Inc.; Director,
Coherus Biosciences, Inc.;
Director, Geron Corporation

V. BRYAN LAWLIS, PH.D.

The Board has nominated Dr. Lawlis for his extensive experience in manufacturing biotechnology and other pharmaceutical products, research and development of drug products and managing and conducting clinical trials and drug regulatory processes.

Bryan Lawlis, Ph.D., joined our Board in June 2007. From August 2011 to September 2017 he served as the President and Chief Executive Officer of Itero Biopharmaceuticals, LLC, a private holding company that held the assets of Itero Biopharmaceuticals, Inc., a private biotechnology company. Dr. Lawlis co-founded and served as President and Chief Executive Officer of Itero Biopharmaceuticals, Inc. from 2006 until it discontinued operations in August 2011. Dr. Lawlis served as President and Chief Executive Officer of Aradigm Corporation, a pharmaceutical company, from August 2004 to August 2006, and served on its board from February 2005 to August 2006, continuing in both capacities until August 2006. Dr. Lawlis previously served as Aradigm's President and Chief Operating Officer from June 2003 to August 2004 and its Chief Operating Officer from November 2001 to June 2003. Prior to his time at Aradigm, Dr. Lawlis co-founded Covance Biotechnology Services, a contract biopharmaceutical manufacturing operation, and served as its President and Chief Executive Officer from 1996 to 1999, and as its Chairman from 1999 to 2001, when it was sold to Diosynth RTP, Inc., a division of Akzo Nobel, NV. From 1981 to 1996, Dr. Lawlis was employed at Genencor, Inc., a biotechnology company, and Genentech, Inc. His last position at Genentech, Inc. was Vice President of Process Sciences. Dr. Lawlis serves on the boards of three public biopharmaceutical companies: Aeglea BioTherapeutics, Inc., Coherus Biosciences, Inc. and Geron Corporation. He previously served on the board of Sutro Biopharma, Inc., a public biopharmaceutical company, from January 2004 until June 2019. Dr. Lawlis holds board positions at two private companies, AbSci, LLC and Reform Biologics LLC, and he serves as an advisor to Phoenix Venture Partners, a venture capital firm focusing on manufacturing technologies and material sciences technologies. He also serves on the Manufacturing Advisory Board of Allakos, Inc. and he advises W.L. Gore and Associates. Dr. Lawlis holds a B.A. in microbiology from the University of Texas at Austin, and a Ph.D. in Biochemistry from Washington State University.



Age 61
Director Since December 2006
Executive Vice President
and Chief Financial Officer,
Intersect ENT, Inc.; Partner,
AtlasRock&Co.

RICHARD A. MEIER

The Board has nominated Mr. Meier for his extensive experience in finance and accounting, capital markets, managing large organizations in the healthcare field and information technology.

Richard A. Meier joined our Board in December 2006 and has served as our Lead Independent Director since June 2015. Since November 2019, Mr. Meier has served as Executive Vice President and Chief Financial Officer of Intersect ENT, Inc., a public medical technology company. Mr. Meier served as President-International and Executive Vice President and Chief Financial Officer of Owens & Minor, Inc., a global healthcare services company, from July 2015 to July 2018, and was Executive Vice President and Chief Financial Officer of Owens & Minor, Inc. from March 2013 to July 2015. Prior to joining Owens & Minor, Mr. Meier was an Executive Vice President and Chief Financial Officer at TeleFlex, Incorporated, a global medical device company from January 2010 through March 2012. Mr. Meier served as President and Chief Operating Officer of Advanced Medical Optics, a global ophthalmic medical device company that was acquired by Abbott in February 2009, from November 2007 to May 2009. Beginning in April 2002 through November 2007, Mr. Meier served continuously as Advanced Medical Optics' Chief Financial Officer, while serving in a variety of additional senior operating roles including Chief Operating Officer. Prior to joining Advanced Medical Optics, Mr. Meier was the Executive Vice President and Chief Financial Officer of Bausch Health Companies, Inc. (BHC) (formerly Valeant Pharmaceuticals, Inc. and ICN Pharmaceuticals, Inc.), from October 1999 to April 2002, and Senior Vice President & Treasurer from May 1998 to October 1999. Before joining BHC, Mr. Meier was an executive with the investment banking firm of Schroder & Co. Inc. in New York, from 1996. Prior to Mr. Meier's experience at Schroder & Co., he held various financial and banking positions at Salomon Smith Barney, Manufacturers Hanover Corporation, Australian Capital Equity, and Greyhound Lines, Inc. Mr. Meier is a member of the Supervisory Board of Syntellix AG, a private medical technology company, and he was a Director of Staar Surgical Inc., an ophthalmic medical device company, from 2009 through June 2016, where he also served on the Governance, Compensation and Audit Committees. Mr. Meier holds a B.A. in economics from Princeton University.



Age 67
Director Since January 2016
Director, Alynlam
Pharmaceuticals, Inc.; Director,
Pliant Therapeutics, Inc.;
Supervisory Board Member,
Royal Philips in the Netherlands

DAVID E.I. PYOTT, M.D. (HON.)

The Board has nominated Dr. Pyott for his extensive experience in managing global multi-specialty healthcare companies and marketing, research and development, international regulatory requirements and business development in the pharmaceutical and biotechnology industry.

David E.I. Pyott, M.D. (Hon.), joined our Board in January 2016. From 1998 to March 2015, Dr. Pyott served as Chief Executive Officer of Allergan, Inc., a global pharmaceutical company. Prior to Allergan, Dr. Pyott served as the Head of the Novartis Nutrition Division and as a member of the Executive Committee of Switzerland-based Novartis AG. Dr. Pyott serves on the boards of Alnylam Pharmaceuticals, Inc., a public biotechnology company and Pliant Therapeutics, Inc., a public biopharmaceutical company, and he is a member of the Supervisory Board of Royal Philips in the Netherlands, a public diversified health and technology company. Dr. Pyott serves as Chairman of Bioniz Therapeutics, Inc., a private biotechnology company. He is Deputy Chairman of the Governing Board of the London Business School, is a member of the Board of Trustees of the California Institute of Technology and President of the Ophthalmology Foundation. Dr. Pyott formerly served as Lead Director at Avery Dennison Corporation, a public global labeling and packaging materials company, through April 23, 2020. Dr. Pyott holds a Diploma in International and European Law from the Europa Institute at the University of Amsterdam, an Honorary Degree in Medicine and a Master of Arts degree from the University of Edinburgh, and a Master of Business Administration degree from the London Business School.



Age 72
Director Since March 2014
Professor of Medicine, UCLA
Department of Medicine;
Director, Clinical/Translational
Research at UCLA's Jonsson
Comprehensive Cancer Center;
Director, Revlon/UCLA Women's
Cancer Research Program

DENNIS J. SLAMON, M.D., PH.D.

The Board has nominated Dr. Slamon for his extensive experience in clinical trial research, personalized medicine, hematology and oncology studies as well as research and development in translating basic science discoveries into new clinical therapies and novel drug strategies.

Dennis J. Slamon, M.D., Ph.D., joined our Board in March 2014. Dr. Slamon has served as director of Clinical/Translational Research at UCLA's Jonsson Comprehensive Cancer Center since June 1995 and has served as leader of the Revlon/UCLA Women's Cancer Research Program at UCLA since its establishment in 1991. Since May 1996, Dr. Slamon has been a professor of medicine and Chief of the Division of Hematology/Oncology in the UCLA Department of Medicine and executive vice chair for research for UCLA's Department of Medicine. He also serves as director of the medical advisory board for the National Colorectal Cancer Research Alliance, a research and fund-raising organization that promotes advances in the treatment of colorectal cancer, and he is member of the board of Translational Research in Oncology, a global, non-profit, academic clinical research organization. Dr. Slamon was awarded the 2019 Lasker-DeBakey Clinical Medical Research Award for the development of a breast cancer drug. A 1970 B.A. honors graduate in biology from Washington & Jefferson College and a 1975 graduate of the University of Chicago Pritzker School of Medicine, Dr. Slamon earned his Ph.D. in cell biology that same year. He completed his internship and residency at the University of Chicago Hospitals and Clinics, becoming chief resident in 1978. One year later, he became a fellow in the Division of Hematology/Oncology at UCLA where he currently serves on the faculty of medicine.

DIRECTOR INDEPENDENCE

The Board has affirmatively determined that, except for Mr. Bienaimé, all of our current directors are independent within the meaning of the applicable listing standards of The Nasdaq Stock Market LLC (Nasdaq) and relevant securities and other laws, rules and regulations regarding the definition of "independent" (the Independent Directors). There are no family relationships between any of our directors and any of our executive officers.

 **THE BOARD OF DIRECTORS RECOMMENDS A VOTE IN FAVOR OF EACH NOMINEE NAMED IN PROPOSAL 1.**

IDENTIFYING AND EVALUATING CANDIDATES FOR DIRECTOR

The CGN Committee uses a variety of methods for identifying and evaluating nominees for director. The CGN Committee, in consultation with the Chair and Lead Independent Director, regularly assesses the composition of the Board and each committee of the Board to evaluate its effectiveness and whether or not changes should be considered to either the Board or any of the committees. The full Board annually determines the diversity of specific skills and characteristics that could improve the overall quality and ability of the Board to carry out its oversight of the Company and other functions.

In September 2018, the Board formalized its long-standing practice of considering women and minority candidates for open director positions by amending the Corporate Governance Principles to require that:

- the Board consider the diversity of specific skills and characteristics (including, without limitation, areas of expertise, race, ethnicity and gender) necessary for the optimal functioning of the Board over both the short and long term; and
- the CGN Committee, and any search firm that it engages, include women and minority candidates in the pool from which the Board selects candidates for director.

The Board has determined that the Board as a whole must have the right diversity, mix of characteristics and skills for the optimal functioning of the Board in its oversight of our Company. The Board believes that it should be composed of persons with skills and experience in areas such as:

- biotechnology and pharmaceutical organizations (management, business development, sales & marketing);
- clinical trial research;
- finance and accounting;
- manufacturing biotechnology and other pharmaceutical products;
- U.S. and international drug regulatory processes;
- intellectual property matters;
- compensation and corporate governance matters; and
- research and development.

Once the CGN Committee and the Board determine that it is appropriate to nominate a new director, the CGN Committee uses a flexible set of procedures for selecting individual director candidates. The CGN Committee utilizes general guidelines that allow it to adjust the process to best satisfy the objectives it is attempting to accomplish in any director search. The first step in the general process is to identify the type of candidate the CGN Committee may desire for a particular opening, including establishing the specific target skill areas, experiences and backgrounds that are to be the focus of the director search. Once the target characteristics are identified, the CGN Committee determines the best method for finding a candidate who satisfies the specified criteria. The CGN Committee may consider candidates recommended by management, by the members of the CGN Committee, the Board, and stockholders, or the CGN Committee may engage a third party to conduct a search for possible candidates. In considering candidates submitted by stockholders, the CGN Committee will take into consideration the needs of the Board and the qualifications of the candidate. Any stockholder recommendations submitted for consideration by the CGN Committee should include verification of the stockholder status of the person submitting the recommendation and the recommended candidate's name and qualifications for Board membership and be addressed to the Board, at 105 Digital Drive, Novato, CA 94949, c/o G. Eric Davis, Executive Vice President, General Counsel and Secretary.

Once candidates are identified, the CGN Committee conducts an evaluation of qualified candidates. The evaluation generally includes interviews as well as background and reference checks. There is no difference in the evaluation process for a candidate recommended by a stockholder as compared to the evaluation process for a candidate identified by any of the other means described above. While the CGN Committee has not established specific minimum criteria for a candidate, it has established important factors to consider in evaluating a candidate. These factors include: independence, lack of potential conflicts of interest, strength of character, mature judgment, business understanding, experience with the pharmaceutical and/or biotechnology industries, career specialization, relevant technical skills, diversity, availability and level of interest, capacity to devote time to Board activities and the extent to which the candidate would fill a present need on the Board.

If the CGN Committee determines that a candidate should be nominated as a candidate for election to the Board, the candidate's nomination is then recommended to the full Board, and the directors may in turn conduct their own review to the extent they deem appropriate. When the Board has agreed upon a candidate, such candidate is recommended to the stockholders for election at an Annual Meeting of Stockholders or appointed as a director by a vote of the Board as appropriate.

STOCKHOLDER NOMINATIONS

In addition, our Amended and Restated Bylaws (Bylaws), permit stockholders to nominate directors (i) for inclusion in our proxy materials and consideration at an Annual Meeting of Stockholders pursuant to our proxy access bylaw and (ii) for consideration at an Annual Meeting of Stockholders without being included in our proxy materials. For a description of the process for nominating directors in accordance with our Bylaws, see the section of this Proxy Statement titled, "*Additional Information—Questions and Answers about these Proxy Materials and Voting*," including the information under the headings, "How can I recommend a director nominee for consideration by the CGN Committee?" and "When are other proposals and director nominations for next year's Annual Meeting due?"

THE BOARD'S ROLES AND RESPONSIBILITIES

This section describes key corporate governance guidelines and practices that we have adopted. Complete copies of our Corporate Governance Principles, the charters of the committees of the Board and our Global Code of Conduct and Business Ethics described below may be found in the Corporate Governance section of the Investors section of our website at *www.bmrn.com*. Alternatively, you can request a copy of any of these documents free of charge by writing to: G. Eric Davis, Executive Vice President, General Counsel and Secretary, c/o BioMarin Pharmaceutical Inc., 105 Digital Drive, Novato, CA 94949. Information on our website is NOT incorporated by reference in this Proxy Statement.

Board Leadership Structure

The Board believes that it is important to retain the flexibility to allocate the responsibilities of the offices of Chair of the Board (Chair) and Chief Executive Officer in any manner that it determines to be in the best interests of the Company and its stockholders. Accordingly, our Corporate Governance Principles specifically reserve for the Board the right to vest the responsibilities of Chair and Chief Executive Officer in the same individual. The Board reviews its leadership structure periodically as part of its annual self-assessment process. In addition, the Board continues to monitor developments in corporate governance as well as the approaches of our peers.

The Board periodically reviews its leadership structure in light of the composition of the Board, the Company's size, the nature of the Company's business, the regulatory framework under which the Company operates, and other relevant factors, and to better align the operational leadership of the Company. Based on such review, the Board believes that combining the Chair and Chief Executive Officer positions under the leadership of Jean-Jacques Bienaimé is in the best interests of the Company and its stockholders. This determination is based on the Board's strong belief that, as the individual with primary responsibility for managing the Company's day-to-day operations and with extensive knowledge and understanding of the Company, combining the roles of Chair and Chief Executive Officer in Mr. Bienaimé creates a clear line of authority that promotes decisive and effective leadership, both within and outside the Company. In making this judgment, the Board took into account its evaluation of Mr. Bienaimé's performance as Chief Executive Officer and as a current member of the Board, his positive relationship with the other directors, his vast expertise in the biopharmaceutical industry and proven track record of successful leadership, and the strategic perspective he would bring to the role of Chair. Mr. Bienaimé has served as Chair since the 2015 Annual Meeting.

The **Chair** is responsible for:

- calling meetings of the Board;
- presiding at meetings of the Board;
- approving Board meeting schedules and meeting agendas, in consultation with the Lead Independent Director;
- approving Board meeting materials, in consultation with the Lead Independent Director; and
- being available for consultation with major stockholders.

The Board recognizes the importance of having a Board structure that will continue to promote the appropriate exercise of independent judgment by the Board. Due to the combined roles of Chair and Chief Executive Officer under Mr. Bienaimé, the Board also appoints a Lead Independent Director to serve as a liaison between the Chief Executive Officer and the Independent Directors, and to facilitate discussions and deliberation among the Independent Directors in fulfilling their oversight responsibilities for the Company.

The Lead Independent Director coordinates the activities of the other Independent Directors and performs such other duties and responsibilities as the Board may determine. The Lead Independent Director Charter can be found in the Corporate Governance section of the Investors section of our website at *www.bmrn.com*. Information on our website is NOT incorporated by reference in this Proxy Statement.

As outlined in the Lead Independent Director Charter, the Lead Independent Director is responsible for:

- presiding at all meetings of the Board at which the Chair is not present, including executive sessions of the Independent Directors;
- serving as the principal liaison between the Chair and the Independent Directors;
- approving meeting agendas for the Board, in consultation with the Chair;
- approving the frequency of Board meetings and meeting schedules in consultation with the Chair, assuring there is sufficient time for discussion of all agenda items;
- working in collaboration with the CGN Committee and the Chair to recommend selection for the membership and chair position for each Board committee;
- interviewing, along with the chair of the CGN Committee, all director candidates and making recommendations to the CGN Committee;
- being available, when appropriate, for consultation and direct communication with stockholders; and
- on an annual basis, in consultation with the Independent Directors, reviewing the Lead Independent Director Charter and recommending to the Board for approval any modifications or changes.

The Lead Independent Director Charter also grants the Lead Independent Director the authority to:

- call meetings of the Independent Directors or meetings of the Board;
- retain outside advisors and consultants who report directly to the Board on Board-wide issues; and
- select, retain and consult with outside counsel and other advisors as the Lead Independent Director deems appropriate, at the Company's sole expense.

The Lead Independent Director is elected annually by a majority vote of the Independent Directors if the offices of Chair and Chief Executive Officer are held by the same person. In 2020, the Independent Directors determined that Richard A. Meier will continue to serve as the Lead Independent Director.

The Board, including each of its committees, also has complete and open access to any member of the Company's management and the authority to retain independent advisors as the Board or such committee deems appropriate. Moreover, the Board holds regular executive sessions of the Independent Directors. In addition, all members of the Audit Committee, the CGN Committee, the Compensation Committee and the Science and Technology Committee are Independent Directors, and the committee chairs have authority to hold executive sessions without management and non-Independent Directors present.

Role of the Board in Risk Oversight

The Board is actively involved in the oversight of risks that could affect us. This oversight is conducted primarily through committees of the Board, but the full Board has retained responsibility for general oversight of risks. The Audit Committee meets periodically with management to review our major financial risk exposures and the steps management has taken to monitor and control such exposures and is responsible for reviewing legal proceedings, litigation contingencies and other risks and exposures and compliance that could materially affect our financial statements. The CGN Committee oversees and evaluates compliance by the Board and management with our Corporate Governance Principles, Global Code of Conduct and Business Ethics and Corporate Compliance and Ethics Program and reviews the Company's risk management procedures for those areas deemed appropriate by the CGN Committee. The Compensation Committee reviews our incentive compensation arrangements to determine whether they encourage excessive risk taking, reviews and discusses at least annually the relationship between our risk management policies and practices and compensation, evaluates compensation policies and practices that could mitigate any such risk. The Board satisfies this responsibility through full reports by each committee chair regarding such committee's considerations and actions, as well as through regular reports directly from officers responsible for oversight of particular risks.

Talent Management Succession Planning

Our Board regularly reviews short- and long-term succession plans for the Chief Executive Officer and for other senior management positions. Our executive leadership conducts annual performance assessments that include succession plans for each of our senior management positions. These succession plans are reviewed and approved by our Chief Executive Officer and the details of these succession plans, including potential successors of our executive officers are presented to the full Board.

Stockholder Communications with the Board of Directors

Our relationship with our stockholders is an important part of our corporate governance program. Engaging with our stockholders helps us to understand how they view us, to set goals and expectations for our performance, and to identify emerging issues that may affect our strategies, corporate governance, compensation practices or other aspects of our operations. Our stockholder and investor outreach includes investor road shows, analyst meetings, and investor conferences and meetings, which have generally been held via a virtual format during the COVID-19 pandemic. Stockholders are generally able to listen to investor conferences via our website. We also communicate with stockholders and other stakeholders through various media, including our annual report and SEC filings, proxy statement, news releases, and our website. Our conference calls for quarterly earnings releases are open to all. These calls are available in real time and as archived webcasts on our website for a period of time. We also seek stockholder views on governance and other matters throughout the year, concentrating our efforts on our largest stockholders.

We continue to engage constructively with stockholders, and in recent years management has reached out to a large number of our top non-affiliated stockholders annually. For details regarding our stockholder outreach efforts specific to 2020, please see the "*Proxy Overview—Stockholder Engagement*" and "*Compensation Discussion and Analysis — Recent Say-on-Pay Vote and Stockholder Feedback*" sections of this Proxy Statement.

The Board has adopted a process for stockholders and others to send communications to the Board or any director. All such communications should be sent by mail addressed to the Board or any particular director at 105 Digital Drive, Novato, CA 94949, c/o G. Eric Davis, Executive Vice President, General Counsel and Secretary. All communications received by Mr. Davis will be sent directly to the Board or any particular director to whom such communication was addressed.

Committees of the Board of Directors

The Board has a number of committees that perform certain functions for the Board. The standing committees of the Board that meet regularly are the Audit Committee, the Compensation Committee, the CGN Committee and the Science and Technology Committee. Below is a description of each standing committee of the Board. Each of the committees has authority to engage legal counsel or other experts or consultants, as it deems appropriate to carry out its responsibilities. The Board has determined that each member of each committee meets the applicable Nasdaq listing standards and relevant securities and other laws, rules and regulations regarding "independence" and that each member is free of any relationship that would impair his or her individual exercise of independent judgment with regard to our Company.



AUDIT COMMITTEE

Chair: Robert J. Hombach
Members: Elaine J. Heron, Ph.D., Maykin Ho, Ph.D., V. Bryan Lawlis, Ph.D.
Meetings Held in 2020: 8

The Board has a separately designated standing Audit Committee established in accordance with the rules of the SEC and Nasdaq. The Audit Committee is responsible for overseeing our accounting and financial reporting processes, internal control and financial risk management systems, internal and external audit functions and the audit of our financial statements, including reviewing:

- financial information;
- our systems of internal accounting and financial controls;
- the annual independent audit of our financial statements; and
- the qualifications, independence and performance of our independent outside auditors for the purpose of preparing or issuing an audit report or performing other audit, review and attest services.

Among other duties and responsibilities, the Audit Committee:

- reviews and discusses with management and the independent auditors our annual and quarterly financial statements, and as appropriate, our disclosures contained under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our periodic reports to be filed with the SEC, earnings press releases and the substance of the financial information and earnings guidance provided to analysts and ratings agencies;
- determines whether to recommend to the Board inclusion of the audited financial statements in our Form 10-K filing;
- at the completion of the annual audit, reviews with management and the independent auditors the independent auditors' audit and its report on the financial statements and internal control over financial reporting, comments and recommendations of the independent auditors, any significant changes in the auditors' initial audit plan, and other matters related to the audit;

- reviews legal proceedings, litigation contingencies and other risks and exposures that could materially affect the financial statements and meets periodically with management to review our major financial risk exposures and the steps management has taken to monitor and control such exposures;
- reviews the independence of our auditors and appoints and, where appropriate, replaces our independent auditors;
- approves all arrangements and fees for work, including all audit, review and attest services and non-audit services, to be performed by the independent auditors' firm prior to the commencement of the engagement;
- reviews with the independent auditors and, if appropriate, management, any management or internal control letter issued or proposed to be issued by the independent auditors and management's response to such letter;
- reviews with management and any registered public accounting firm engaged to perform review or attest services, any material conflicts or disagreements between management and such accounting firm regarding financial reporting, accounting practices or policies or other matters;
- reviews with the independent auditors that firm's assessment of our financial staff (including internal audit) and the adequacy and effectiveness of the our financial and accounting internal controls; and
- establishes and oversees procedures for the receipt, retention and treatment of complaints we receive regarding accounting, internal accounting controls, or auditing matters and the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters.

The Audit Committee is currently composed of four directors: Mr. Hombach (Chair), Dr. Heron, Dr. Ho and Dr. Lawlis. The Board annually reviews the Nasdaq listing standards' definition of independence for Audit Committee members and has determined that all members of our Audit Committee are independent (as independence is currently defined in Nasdaq Listing Rules 5605(c)(2)(A)(i) and (ii)). The Board has determined that Mr. Hombach qualifies as an "audit committee financial expert," as defined in applicable SEC rules. The Board made a qualitative assessment of Mr. Hombach's level of knowledge and experience based on a number of factors, including his prior experience as the Chief Financial Officer of public companies and his experience and education in finance. In making this determination with respect to Mr. Hombach, the Board relied on his past business experience. Please see the description of the business experience for Mr. Hombach under the heading "*Nominees for Director.*"

The Audit Committee is governed by a written charter adopted by the Board. The Audit Committee charter can be found in the Corporate Governance section of the Investors section of our website at www.bmrn.com. Information on our website is NOT incorporated by reference in this Proxy Statement. The charter of the Audit Committee grants the Audit Committee full access to all of our books, records, facilities and personnel, as well as authority to obtain, at our expense, advice and assistance from internal and external legal, accounting or other advisors and consultants and other external resources that the Audit Committee considers necessary or appropriate in the performance of its duties.

As required by its charter, the Audit Committee conducts a self-evaluation at least annually. The Audit Committee also periodically reviews and assesses the adequacy of its charter, including the Audit Committee's role and responsibilities, and recommends any proposed changes to the Board for its consideration.



COMPENSATION COMMITTEE

Chair: Michael Grey
Members: Elizabeth McKee Anderson, Robert J. Hombach, David E.I. Pyott, M.D. (Hon.)
Meetings Held in 2020: 8

The Compensation Committee is responsible for:

- reviewing and recommending to the Board changes to the compensation of our Chief Executive Officer and approving the compensation for executives who report directly to the Chief Executive Officer;
- assisting the Board in its oversight of the development, implementation and effectiveness of our policies and strategies relating to our human resources function;
- overseeing our incentive compensation plans and equity-based plans; and
- preparing any report on executive compensation required by applicable rules and regulations.

Among other duties and responsibilities, the Compensation Committee:

- makes recommendations to the Board as to our general compensation philosophy and oversees the development and implementation of compensation programs (including salary, long-term incentives, bonuses, perquisites, equity incentives, severance arrangements, change of control related arrangements and other related benefits and benefit plans);
- makes recommendations to the Board regarding corporate performance goals and objectives relevant to the compensation of the Chief Executive Officer and sets performance goals and objectives relevant to the compensation of executives who report directly to the Chief Executive Officer and other senior management, and the type and amount of compensation (including any new compensation programs);

- evaluates, at least annually, the performance of the Chief Executive Officer relative to Board-approved goals and objectives, and recommends to the Board the Chief Executive Officer's compensation and other terms of his or her employment based on this evaluation, and approves the compensation of executives who report directly to the Chief Executive Officer;
- considers the results of the most recent say-on-pay vote in reviewing and making recommendations to the Board with respect to our incentive compensation plans and equity-based plans;
- reviews material compensation programs applicable to our employees generally;
- reviews and makes recommendations to the Board regarding compensation for non-employee members of the Board;
- oversees all incentive compensation plans and equity-based plans and discharges any responsibilities imposed on the Committee by these plans;
- discusses with management periodically, as it deems appropriate, reports from management regarding the development, implementation and effectiveness of our policies and strategies relating to its human resources function and our regulatory compliance with respect to compensation matters;
- reviews and periodically approves the benefits and perquisites provided to the Chief Executive Officer and other senior management, as well as the employment, severance and change in control agreements relating to the Chief Executive Officer and other senior management;
- reviews our incentive compensation arrangements to determine whether they encourage excessive risk-taking, and reviews and discusses at least annually the relationship between our risk management policies and practices and compensation;
- reviews and recommends to the Board for approval the frequency with which we will conduct say-on-pay votes; and
- produces and provides to the Board an annual report of the Committee on executive compensation for inclusion in our annual proxy statement in accordance with applicable rules and regulations.

The Compensation Committee is currently composed of four directors: Mr. Grey (Chair), Ms. Anderson, Mr. Hombach and Dr. Pyott. The Board has determined that all members of our Compensation Committee are independent (as independence is currently defined in Nasdaq Listing Rule 5605(a)(2)).

The Compensation Committee is governed by a written charter adopted by the Board. The Compensation Committee charter can be found in the Corporate Governance section of the Investors section of our website at www.bmrn.com. Information on our website is NOT incorporated by reference in this Proxy Statement. The charter of the Compensation Committee grants the Compensation Committee full access to all of our books, records, facilities and personnel, as well as authority to obtain, at our expense, advice and assistance from internal and external legal, accounting or other advisors and consultants and other external resources that the Compensation Committee considers necessary or appropriate in the performance of its duties. In particular, the Compensation Committee has the sole authority to retain compensation consultants to assist in its evaluation of executive and director compensation, including the authority to approve the consultant's reasonable fees and other retention terms. Information regarding consultants engaged by the Compensation Committee is provided in the "*Compensation Discussion and Analysis*" section of this Proxy Statement.

Under the Compensation Committee charter, the Compensation Committee may, in its discretion, delegate its duties to a subcommittee or to the Chair of the Compensation Committee.

As required by its charter, the Compensation Committee conducts a self-evaluation at least annually. The Compensation Committee also periodically reviews and assesses the adequacy of its charter, including the Compensation Committee's role and responsibilities, and recommends any proposed changes to the Board for its consideration.

The performance and compensation process and specific determinations of the Compensation Committee with respect to executive compensation for 2020 and certain elements of compensation for 2020 are described in greater detail in the "*Compensation Discussion and Analysis*" section of this Proxy Statement.

Compensation Committee Interlocks and Insider Participation

During 2020, the Compensation Committee was composed of Mr. Grey (Chair), Mr. Hombach, and Dr. Pyott. Dr. Alan Lewis, a former director who was not nominated for re-election at the 2020 Annual Meeting, also served on the Compensation Committee until his Board service ended. No member of our Compensation Committee has ever been an executive officer or employee of us or any of our subsidiaries. None of our executive officers currently serves, or has served during the last completed fiscal year, on the compensation committee or board of directors of any other entity that has one or more executive officers serving as a member of our Board or Compensation Committee. During 2020, no members of our Compensation Committee had any relationships requiring disclosure by us under the SEC's rules requiring disclosure of certain relationships and related party transactions.



CORPORATE GOVERNANCE AND NOMINATING COMMITTEE

Chair: Elaine J. Heron, Ph.D.
Members: Elizabeth McKee Anderson, Willard Dere, M.D., David E.I. Pyott, M.D. (Hon.)
Meetings Held in 2020: 4

The CGN Committee is responsible for:

- overseeing the composition of the Board to ensure that qualified individuals meeting the criteria of applicable rules and regulations serve as members of the Board and its committees;
- overseeing the development and implementation of corporate governance principles, policies, codes of conduct and codes of ethics relating to the operation of the Board and its committees;
- making recommendations to the Board regarding such corporate governance issues; and
- keeping informed on issues related to corporate responsibility.

Among other duties and responsibilities, the CGN Committee:

- identifies, reviews and evaluates individuals qualified to serve on the Board consistent with criteria approved by the Board as vacancies arise and seeks out nominees to enhance the diversity, expertise and independence of the Board;
- considers and assesses the independence of directors, including whether a majority of the Board continue to be independent from management in both fact and appearance, as well as within the meaning prescribed by the listing standards of Nasdaq;
- recommends potential director nominees for selection by the Board;
- considers recommendations for Board nominees and proposals appropriately submitted by our stockholders;
- develops and recommends to the full Board corporate governance policies, requirements, criteria and procedures, including policies and procedures to facilitate stockholder communications with the Board;
- reviews and oversees related party transactions involving directors and executives for potential conflicts of interest, as required by our Corporate Governance Principles, and recommends courses of action as necessary;
- performs an annual evaluation of the Board and each committee of the Board;
- makes recommendations to the full Board concerning the appropriate size and needs of the Board, including regarding committees of the Board to be maintained or created and chairmanship and membership of the Board committees;
- at least annually, reviews and assesses our Corporate Governance Principles applicable to the Board and the Company and recommends to the Board from time to time any amendments to such principles;
- reviews and assesses our Global Code of Conduct and Business Ethics and Corporate Compliance and Ethics Program and recommends to the Board from time to time any amendments to such code and program;
- oversees and evaluates compliance by the Board and our management with our Corporate Governance Principles, Global Code of Conduct and Business Ethics and Corporate Compliance and Ethics Program
- reviews and approves all board memberships for a for-profit company, other commercial entity, or advisory board, for our Chief Executive Officer and other executive officers and directors, to assess whether such proposed membership creates or has the potential to create either a conflict of interest or an appearance of one
- implements, in conjunction with the Audit Committee, the internal audit function;
- establishes a toll-free telephone number for employees to anonymously report complaints relating to financial fraud, environmental hazards, illegal or unfair employment practices, and unethical behavior;
- reviews our non-financial risk management procedures for those areas deemed appropriate by the Committee; and
- recommends guidelines to the Board for corporate succession planning as it relates to our Chief Executive Officer, if appropriate.

A detailed discussion of the CGN Committee's procedures for recommending candidates for election as a director appears above under the caption "*Identifying and Evaluating Candidates for Director.*"

The CGN Committee is currently composed of four directors, each of whom is "independent" under the listing standards of Nasdaq. The members of the CGN Committee are Dr. Heron (Chair), Ms. Anderson, Dr. Dere and Dr. Pyott.

The CGN Committee is governed by a written charter adopted by the Board. The CGN Committee Charter and our Corporate Governance Principles can be found in the Corporate Governance section of the Investors section of our website at www.bmrn.com. Information on our website is NOT incorporated by reference in this Proxy Statement. The CGN Committee charter complies with the guidelines established by Nasdaq. The charter of the CGN Committee grants the CGN Committee full access to all of our books, records, facilities and personnel, as well as authority to obtain, at our expense, advice and assistance from internal and external legal, accounting or other advisors and consultants and other external resources that the CGN Committee considers necessary or appropriate in the performance of its duties.

As required by its charter, the CGN Committee conducts a self-evaluation at least annually. The CGN Committee also periodically reviews and assesses the adequacy of its charter, including the CGN Committee's role and responsibilities, and recommends any proposed changes to the Board for its consideration.



SCIENCE AND TECHNOLOGY COMMITTEE

Chair: Willard Dere, M.D.
Members: Michael Grey, Elaine J. Heron, Ph.D., Maykin Ho, Ph.D., V. Bryan Lawlis, Ph.D.,, Dennis J. Slamon, M.D., Ph.D.
Meetings Held in 2020: 3

The Science and Technology Committee is responsible for assisting the Board in overseeing our operations. Among other duties and responsibilities, the Science and Technology Committee:

- reviews matters relating to scientific capabilities and programs and reports to the Board regarding such review in order to help facilitate the Board's oversight of our scientific technology, intellectual property portfolio and strategy and help promote our effective decision-making on science;
- reviews and considers management's decisions regarding the allocation, deployment, utilization of, and investment in our scientific assets; and
- reviews and considers management's decisions regarding acquiring or divesting scientific technology or otherwise investing in research or development programs.

The Science and Technology Committee is currently composed of six directors: Dr. Dere (Chair), Mr. Grey, Dr. Heron, Dr. Ho, Dr. Lawlis and Dr. Slamon.

The Science and Technology Committee is governed by a written charter, which was adopted by the Board in December 2012. The Science and Technology Committee charter can be found in the Corporate Governance section of the Investors section of our website at www.bmrn.com. Information on our website is NOT incorporated by reference in this Proxy Statement. The charter of the Science and Technology Committee grants it the resources and authority to select, retain, terminate, and approve the fees and other retention terms of special counsel or other experts or consultants, as it deems appropriate in the performance of its duties and responsibilities.

As required by its charter, the Science and Technology Committee conducts a self-evaluation at least annually. The Science and Technology Committee also periodically reviews and assesses the adequacy of its charter, including the Science and Technology Committee's role and responsibilities, and recommends any proposed changes to the Board for its consideration.

BOARD PROCESSES

Meetings of the Board of Directors

The Board oversees our business. It establishes overall policies and standards and reviews the performance of management. During the fiscal year ended December 31, 2020, the Board held seven meetings. Each Board member attended 75% or more of the aggregate meetings of the Board and of the committees on which he or she served, held during the period for which he or she was a director or committee member, respectively.

Executive Sessions

Applicable Nasdaq listing standards require that the Independent Directors meet from time to time in executive session. In fiscal year 2020, our Independent Directors met in regularly scheduled executive sessions at which only Independent Directors were present.

Attendance at Annual Meeting

It is our policy to request that all Board members attend the Annual Meeting of Stockholders. However, we also recognize that attendance by all directors is not always possible. All 10 of the 10 director nominees for the 2020 Annual Meeting of Stockholders attended such meeting.

OTHER BOARD GOVERNANCE INFORMATION
Global Code of Conduct and Business Ethics

The CGN Committee regularly reviews our Global Code of Conduct and Business Ethics, which is applicable to all employees and directors, including our Chief Executive Officer, Chief Financial Officer, other executive officers and senior financial personnel. A copy of our Global Code of Conduct and Business Ethics is available in the Corporate Governance section of the Investors section of our website at www.bmrn.com. Information on our website is NOT incorporated by reference in this Proxy Statement. If we make any substantive amendments to our Global Code of Conduct and Business Ethics or grant any waiver from a provision of our Global Code of Conduct and Business Ethics to any executive officer or director, we will promptly disclose the nature of the amendment or waiver on our website in accordance with the requirements of Item 5.05 of Form 8-K.

Transactions with Related Persons, Promoters and Certain Control Persons

Since January 1, 2020, there has not been nor is there currently proposed any transaction or series of similar transactions to which we or one or more of our subsidiaries were or are to be a party in which the amount involved exceeds $120,000 and in which any director, executive officer, holder of more than 5% of our common stock, or any member of the immediate family of any of the foregoing persons, had or will have a direct or indirect material interest other than compensation agreements and other arrangements, which are described elsewhere in this Proxy Statement.

Review, Approval, and Ratification of Transactions with Related Parties

Our CGN Committee has primary responsibility for reviewing and approving in advance or ratifying all related party transactions. Additionally, on at least an annual basis, the Audit Committee also reviews all identified related party transactions. In conformance with SEC regulations, we define related persons to include our executive officers, our directors and nominees to become a director of our Company, any person who is known to us to be the beneficial owner of more than 5% of any class of our voting securities, any immediate family member of any of the foregoing persons, and any firm, corporation or other entity in which any of the foregoing persons is employed, is a general partner or in which such person has a 5% or greater beneficial ownership interest.

We have several processes that we use to ensure that we identify and review all related party transactions. First, each executive officer is required to notify either our General Counsel or Chief Financial Officer of any potential transaction that could create a conflict of interest, and the General Counsel or Chief Financial Officer is required to notify the CGN Committee of the potential conflict. The directors, Chief Executive Officer, Chief Financial Officer and General Counsel are required to notify the CGN Committee of any potential transaction that could create a conflict of interest. Second, each year, we require our directors and executive officers to complete director and officer questionnaires identifying any transactions with us in which the executive officer or director or their family members have an interest.

The CGN Committee reviews related party transactions due to the potential for such transactions to create a conflict of interest. A conflict of interest occurs when an individual's private interest interferes, or appears to interfere, with our interests. Our Board or its committees only approve a related party transaction if it is determined that a transaction is in the best interest of the stockholders or is at least not inconsistent with those interests. This includes situations where the Company may obtain products or services of a nature, quantity or quality, or on other terms, that are not readily available from alternative sources or when the transaction is on terms comparable to those that could be obtained in arm's length dealings with an unrelated third party.

These policies and procedures are included in our Corporate Governance Principles, which are available in the Corporate Governance section of the Investors section of our website at www.bmrn.com. Information on our website is NOT incorporated by reference into this Proxy Statement.

Indebtedness of Directors and Executive Officers

We have a policy not to lend money to our directors or executive officers or associates of any director or executive officer. None of our directors or executive officers or associates of any director or executive officer is or at any time since January 1, 2020 has been indebted to us.

SUMMARY OF INDEPENDENT DIRECTOR COMPENSATION

Our directors play a critical role in guiding our strategic direction and overseeing the management of BioMarin. The many responsibilities and risks and the substantial time commitment of being a director require that we provide adequate compensation commensurate with our directors' workload and opportunity costs. Independent Directors receive a combination of annual cash retainers and RSU grants in amounts that correlate to their responsibilities and levels of Board participation, including service on Board committees. The Board reviews our Independent Director compensation levels and program design biennially for competitiveness against the confirmed executive compensation peer group (for 2020, the "2020 Peer Group" as set forth in "*Compensation Discussion and Analysis—Compensation Adjustments* and *Peer Group Process*" below).

To assist with the Board's review, Mercer LLC, an independent compensation consultant (the Compensation Consultant), prepares a comprehensive annual assessment of our Independent Director compensation program. The assessment includes benchmarking director compensation against the same peer group used for executive compensation purposes, an update in recent trends in director compensation and a review of related corporate governance best practices. Specifically, in 2020, the Compensation Consultant assessed the competitiveness of our director pay program relative to the 2020 Peer Group using a "typical director" profile approach. For this, the Compensation Consultant assumed a "typical director" profile as a director who is a non-chair member of the Audit Committee and the Chair of the Compensation Committee. The Compensation Consultant reviewed our Board and Committee governance structure as well as the total compensation for our non-employee directors relative to members of the 2020 Peer Group. The Compensation Consultant noted that the total compensation for our "typical director" was positioned at approximately the 2020 Peer Group's median. After reviewing and discussing the Compensation Consultant's report, the Board determined to maintain the existing director pay structure and levels.

Highlights

- To align our directors' interests with those of our stockholders, the annual equity award granted to non-employee directors, which vests in full on the date immediately prior to the date of the Company's next regular annual meeting of stockholders (approximately on the one-year anniversary of the grant date), makes up the vast majority of total director compensation.
- To discourage short-term risk taking, the annual equity award granted to non-employee directors is made in RSUs only and no longer includes stock options.
- To align director compensation with the duration of Board service, new directors do not receive an initial equity award and instead receive an RSU grant on the same terms as the annual award made on the date of our Annual Meeting of Stockholders, pro-rated to the nearest quarter for the time the new director is expected to serve prior to our next Annual Meeting of Stockholders.
- The annual cash compensation that the Company pays to its non-employee directors is based on their positions on the Board or the committees of the Board, and the Company does not compensate Board members on a per meeting basis.
- To align our directors' interests with those of our stockholders, the Board approved stock ownership guidelines for our directors. In October 2020, the Compensation Committee increased the ownership guideline threshold for our directors to a value of stock equal to or greater than four times their cash retainers, up from three times used previously. See the "*Director and Officer Stock Ownership Guidelines*" section of this Proxy Statement for a more detailed discussion of our stock ownership guidelines.
- The compensation levels for our directors (annual equity award and cash compensation) remain unchanged from the amounts reported in the Company's Proxy Statement for the 2020 Annual Meeting.
- We provide an annual limit on non-employee director compensation under the terms of the 2017 Plan.
- Our only employee director, Mr. Bienaimé, receives no separate compensation for his service as a director or Chair.

Cash Compensation

The following table is a summary of the annual cash compensation payable to the Independent Directors in 2020. Each applicable line item is an additional element of compensation.

Director Position	Annual Cash Compensation[1]
All Independent Directors	$65,000
Independent Chair of the Board (if applicable)[2] (premium in addition to Independent Director membership retainer)	$65,000
Lead Independent Director (premium in addition to Independent Director membership retainer)	$65,000
Audit Committee Member	$13,500
Audit Committee Chair (premium in addition to committee membership retainer)	$13,000
Compensation Committee Member	$10,000
Compensation Committee Chair (premium in addition to committee membership retainer)	$10,000
Corporate Governance and Nominating Committee Member	$8,750
Corporate Governance and Nominating Committee Chair (premium in addition to committee membership retainer)	$10,000
Science and Technology Committee Member	$10,000
Science and Technology Committee Chair (premium in addition to committee membership retainer)	$10,000

(1) The annual cash compensation that the Company pays to its Board members, other than Mr. Bienaimé, is based on their positions on the Board or the committees of the Board, and the Company does not compensate the Board members on a per meeting basis. The amounts reflected in the table above are unchanged from the amounts reported in the Company's Proxy Statement for the 2020 Annual Meeting.

(2) The Independent Chair of the Board line item was not applicable in 2020 because the roles of the Chair and Chief Executive Officer were combined under Mr. Bienaimé.

Equity Compensation

The Board uses a "fixed value" equity grant approach rather than a "fixed share" equity grant approach to better manage the board's equity competitiveness. Consistent with the equity awards granted in 2020, on the date of our Annual Meeting of Stockholders, each re-elected director is granted RSUs valued at $400,000, which is converted to a number of shares using a 30-day trailing average closing price of our common stock. For RSUs granted before the date of the 2020 Annual Meeting of Stockholders, the shares of common stock subject to the RSUs vested in full on the one-year anniversary of the grant date, and for RSUs granted on or after the date of the 2020 Annual Meeting of Stockholders, the shares of common stock subject to the RSUs vest in full on the date immediately prior to the date of the Company's next regular annual meeting of stockholders (approximately on the one-year anniversary of the grant date), in both cases, subject to each respective director providing services to the Company through the vesting date. The annual equity award for a director who has served for less than a year is prorated to the nearest quarter. The RSUs continue to vest only while the director provides services to the Company.

In fiscal year 2020, 38,700 RSUs were awarded to the Independent Directors under our 2017 Plan in connection with annual awards to our directors. Our Board members are eligible to enroll in our Nonqualified Deferred Compensation Plan under which participants may elect to defer all or a portion of their fees and RSU awards otherwise payable to them, and thereby defer taxation of these deferred amounts until actual payment of the deferral amounts in future years. The table below lists actual compensation paid to each of the directors during 2020, other than Mr. Bienaimé, who is also an NEO. Mr. Bienaimé's compensation is described under the "*Executive Compensation*" section of this Proxy Statement. Mr. Bienaimé received no additional compensation for serving on our Board in 2020.

New directors do not receive an initial equity award and instead receive an RSU grant on the same terms as the annual award made on the date of our Annual Meeting of Stockholders, pro-rated to the nearest quarter for the time the new director is expected to serve prior to our next Annual Meeting of Stockholders.

2020 INDEPENDENT DIRECTOR COMPENSATION

Name	Fees Earned ($)[1]	Stock Awards ($)[2]	Option Awards ($)[3]	Total ($)
Elizabeth McKee Anderson	87,250	458,810	—	546,060
Willard Dere, M.D.	93,750	458,810	—	552,560
Michael Grey	95,000	458,810[4]	—	553,810
Elaine J. Heron, Ph.D.	107,250	458,810	—	566,060
Robert J. Hombach	101,500	458,810	—	560,310
V. Bryan Lawlis, Ph.D.	88,500	458,810	—	547,310
Alan J. Lewis, Ph.D.(5)	42,500	—	—	42,500
Richard A. Meier	130,000	458,810	—	588,810
David E.I. Pyott, M.D. (Hon.)	83,750	458,810	—	542,560
Dennis J. Slamon, M.D., Ph.D.	77,188	458,810	—	535,998

(1)	Director fees are generally paid quarterly in arrears within four weeks after the close of a quarter. Accordingly, director fees earned in the fourth quarter of 2020 were paid in early 2021.

(2)	The amounts in this column reflect the aggregate grant date fair value computed in accordance with the Financial Accounting Standards Board's Accounting Standards Codification (FASB ASC) Topic 718. The grant date fair value of the annual RSU grants made on May 27, 2020 to all directors was $106.70 per share. The aggregate number of shares subject to RSU awards held by the Independent Directors listed in the table above as of December 31, 2020 was as follows:

Name	RSU Awards
Elizabeth McKee Anderson	4,300
Willard Dere, M.D.	4,300
Michael Grey	4,300
Elaine J. Heron, Ph.D.	4,300
Robert J. Hombach	4,300
V. Bryan Lawlis, Ph.D.	4,300
Alan J. Lewis, Ph.D.[5]	—
Richard A. Meier	4,300
David E.I. Pyott, M.D. (Hon.)	4,300
Dennis J. Slamon, M.D., Ph.D.	4,300

(3)	In September 2017, the Board modified the annual equity grant to be awarded in RSUs only, eliminating the stock option component. Accordingly, no stock options were granted to directors during 2020. The aggregate number of shares subject to stock option awards (from stock option grants made prior to September 2017) held by the Independent Directors listed in the table above as of December 31, 2020 was as follows:

Name	Stock Option Awards
Elizabeth McKee Anderson	—[6]
Willard Dere, M.D.	14,790
Michael Grey	41,250
Elaine J. Heron, Ph.D.	34,697
Robert J. Hombach	—[6]
V. Bryan Lawlis, Ph.D.	51,250
Alan J. Lewis, Ph.D.[5]	36,250
Richard A. Meier	51,250
David E.I. Pyott, M.D. (Hon.)	13,230
Dennis J. Slamon, M.D., Ph.D.	24,300

(4)	A portion of this amount or award, as applicable, was deferred pursuant to our Nonqualified Deferred Compensation Plan. A more detailed discussion of our nonqualified deferred compensation arrangements is provided under the heading "Nonqualified Deferred Compensation Plan" in this Proxy Statement.

(5)	Dr. Lewis's Board service ended on May 27, 2020, the date of the 2020 Annual Meeting of Stockholders.

(6)	Ms. Anderson and Mr. Hombach joined the Board after the September 2017 Board action described above, so all of their equity awards have been made in RSUs and they have not been granted any stock options.

PROPOSAL 2
Ratification of the Selection of the Independent Registered Public Accounting Firm for BioMarin

The Audit Committee has selected KPMG as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2021 and has further directed that management submit the selection of the independent registered public accounting firm for ratification by the stockholders at the Annual Meeting. KPMG has served as our independent registered public accounting firm since June 11, 2002. Representatives of KPMG plan to attend the Annual Meeting and will be available to answer appropriate questions from stockholders and, although they do not expect to do so, they will have the opportunity to make a statement if they so desire.

Neither the Company's Bylaws nor other governing documents or law require stockholder ratification of the selection of KPMG as the Company's independent registered public accounting firm. However, the Board is submitting the selection of KPMG to the stockholders for ratification as a matter of good corporate practice. If the stockholders fail to ratify the selection, the Audit Committee will reconsider whether or not to retain KPMG. Even if the selection is ratified, the Audit Committee in its discretion may direct the appointment of a different independent registered public accounting firm at any time during the year if the Audit Committee determines that such a change would be in the best interest of the Company and its stockholders.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The following is a summary of the fees and services provided by KPMG to the Company for fiscal years 2020 and 2019.

Description of Services Provided by KPMG LLP	Year Ended December 31, 2020	Year Ended December 31, 2019
Audit Fees:	$2,911,674[1]	$1,931,887[1]
Audit Related Fees: These services relate to assurance and related services reasonably related to the performance of the audit or review of financial statements not included in Audit Fees above.	$ 8,799[2]	$ 8,388[2]
Tax Fees: These services relate to the preparation of federal, state and foreign tax returns and other filings, as well as to the area of tax strategy and minimizing Federal, state, local and foreign taxes.	$ 18,715[3]	$ 241,753[3]
All Other Fees:	$ 5,887[4]	$ 37,806[4]
Total Fees:	$2,945,075	$2,219,834

(1)   Includes fees for non-routine transactions and comfort letters.

(2)   Reflects fees for assurance services related to a subsidiary pension plan.

(3)   Reflects fees for tax consulting.

(4)   Reflects fees for assurance services not reasonably related to the performance of the audit or review the Company's financial statements. For fiscal year 2019, this amount also reflects fees for non-audit services provided in relation to the Company's Risk Evaluation and Mitigation Strategy Program.

The Audit Committee has the sole authority to approve the scope of the audit and any audit related services as well as all audit fees and terms. The Audit Committee must pre-approve any audit and non-audit services provided by our independent registered public accounting firm. The Audit Committee will not approve the engagement of the independent registered public accounting firm to perform any services that the independent registered public accounting firm would be prohibited from providing under applicable securities laws, Nasdaq requirements or Public Company Accounting Oversight Board (PCAOB) rules. In assessing whether to approve the use of our independent registered public accounting firm to provide permitted non-audit services, the Audit Committee strives to minimize relationships that could appear to impair the objectivity of our independent registered public accounting firm. The Audit Committee will approve permitted non-audit services by our independent registered public accounting firm only when it will be more effective or economical to have such services provided by our independent registered public accounting firm than by another firm.

The Audit Committee annually reviews and pre-approves the statutory audit fees that can be provided to the independent registered public accounting firm. Any proposed services exceeding pre-set levels or amounts requires separate pre-approval by the Audit Committee, although our Chief Financial Officer and Chief Accounting Officer can approve up to an additional $100,000 in the aggregate for global statutory audits. In addition, any pre-approved services for which no pre-approved cost level has been set or which would exceed the pre-approved cost by an amount that would cause the aggregate $100,000 amount to be exceeded must be separately pre-approved by the Audit Committee.

The Audit Committee has delegated pre-approval authority to the Chair of the Audit Committee within the guidelines discussed above. The Chair of the Audit Committee is required to inform the Audit Committee of each pre-approval decision at the next regularly scheduled Audit Committee meeting.

All the services provided by KPMG during 2020 were pre-approved in accordance with this policy.

 THE BOARD OF DIRECTORS RECOMMENDS A VOTE IN FAVOR OF PROPOSAL 2.

REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS[1]

The Audit Committee has reviewed and discussed the audited financial statements of the Company with management of the Company. In addition, the Audit Committee has discussed with KPMG the matters required to be discussed by Auditing Standard No. 1301, *Communications with Audit Committees*, as adopted by the PCAOB. The Audit Committee has received from KPMG the written disclosures and the letter required by applicable requirements of the PCAOB regarding KPMG's communications with the Audit Committee concerning independence and has discussed with KPMG the independence of KPMG from the Company and its management. Based on the foregoing, the Audit Committee recommended to the Board that the audited financial statements be included in the Company's Annual Report on Form 10-K filed with the SEC for the fiscal year ended December 31, 2020.

Respectfully submitted on March 2, 2021 by the members of the Audit Committee of the Board of Directors:

Robert J. Hombach, Chair
Elizabeth McKee Anderson[2]
Elaine J. Heron, Ph.D.
V. Bryan Lawlis, Ph.D.

(1) The material in this report is not deemed "soliciting material," is not deemed "filed" with the SEC, is not subject to Regulation 14A or 14C or to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the Exchange Act), and is not to be incorporated by reference into any filing of BioMarin under the Securities Act of 1933, as amended (the Securities Act), or the Exchange Act, whether made before or after the date hereof and irrespective of any general incorporation language in any such filing.

(2) Ms. Anderson was a member of the Audit Committee when the Audit Committee submitted this report. Subsequently, Ms. Anderson joined the Compensation Committee and was replaced on the Audit Committee by Dr. Ho.

EXECUTIVE OFFICERS

The following table sets forth certain information concerning our executive officers as of March 5, 2021.

Name	Age	Position with BioMarin
Jean-Jacques Bienaimé	67	Chief Executive Officer
Andrea Acosta	42	Group Vice President and Chief Accounting Officer
Jeff Ajer	58	Executive Vice President and Chief Commercial Officer
G. Eric Davis	50	Executive Vice President, General Counsel and Secretary
Henry J. Fuchs, M.D.	63	President of Worldwide Research & Development
C. Greg Guyer, Ph.D.	59	Chief Technical Officer and Executive Vice President of Global Manufacturing and Technical Operations
Brian R. Mueller	47	Executive Vice President and Chief Financial Officer

There are no family relationships between any of our directors and any of our executive officers. The biographical information for Mr. Bienaimé is set forth above under "*Proposal No. One: Election of Directors — Nominees for Director.*"



Joined BioMarin in July 2017
Group Vice President and Chief Accounting Officer

ANDREA ACOSTA

Ms. Acosta joined BioMarin in July 2017 and currently serves as our Group Vice President and Chief Accounting Officer. From February 2020 to July 2020 she served as our Group Vice President, Global Controller, and from July 2017 to January 2020 she served as our Vice President, Corporate Controller. Prior to BioMarin, Ms. Acosta worked at Levi Strauss & Co. from August 2007 to June 2017, where she had various roles of increasing responsibility in finance management during her tenure, most recently as Vice President, Global Controller and Principal Accounting Officer. Previously, she worked at KPMG LLP as a manager in the firm's audit practice. She earned a B.S. in Accounting at San Francisco State University and is a Certified Public Accountant.



Joined BioMarin in August 2005
Executive Vice President and Chief Commercial Officer

JEFF AJER

Jeff Ajer joined BioMarin in August 2005 and currently serves as our Executive Vice President and Chief Commercial Officer. From October 2012 to January 2014, Mr. Ajer served as our Senior Vice President and Chief Commercial Officer. From April 2009 to October 2012, Mr. Ajer served as our Vice President, Commercial Operations, The Americas, where he had responsibility for commercial operations throughout the Americas and led product marketing, reimbursement, and sales operations for BioMarin. Prior to joining BioMarin, Mr. Ajer served in various roles at Genzyme Corporation (Genzyme) beginning in November 2003 and lastly as Vice President, Global Transplant Operations from December 2004 to August 2005. Mr. Ajer's experience prior to Genzyme includes roles in sales, marketing and operations at SangStat Medical Corporation and ICN Pharmaceuticals, Inc. Mr. Ajer received both a B.S. in chemistry and an M.B.A. from the University of California, Irvine. Mr. Ajer is currently a director of Nektar Therapeutics, a public biopharmaceutical company.



Joined BioMarin in March 2004
Executive Vice President,
General Counsel and Secretary

G. ERIC DAVIS

G. Eric Davis joined BioMarin in March 2004 and currently serves as our Executive Vice President, General Counsel and Secretary. From December 2005 to March 2016, Mr. Davis served as our Senior Vice President, General Counsel and Secretary and from 2004 to December 2005, Mr. Davis served as our Vice President, General Counsel and Secretary. From 2000 to 2004, Mr. Davis worked in the San Francisco office of Paul Hastings LLP (formerly Paul, Hastings, Janofsky & Walker LLP), where he served on the firm's national securities practice committee. Mr. Davis has represented public and private companies and venture capital and investment banking firms in a wide range of corporate and securities matters, mergers and acquisitions, strategic alliance matters, and intellectual property-related business transactions. His experience involves a variety of industries, including biotechnology and life sciences. Mr. Davis received a B.A. in political economy from the University of California, Berkeley, and a J.D. from the University of San Francisco School of Law.



Joined BioMarin in March 2009
President of Worldwide
Research & Development

HENRY J. FUCHS, M.D.

Henry J. Fuchs, M.D., joined BioMarin in March 2009 and currently serves as our President of Worldwide Research & Development. From December 2009 to October 2016, Dr. Fuchs served as our Executive Vice President and Chief Medical Officer. From March 2009 to December 2009, Dr. Fuchs served as our Senior Vice President and Chief Medical Officer. From September 2005 until December 2008, Dr. Fuchs served as Executive Vice President and Chief Medical Officer for Onyx Pharmaceuticals Inc., a biopharmaceutical company. Dr. Fuchs served as Chief Executive Officer of Ardea Biosciences, Inc. from January 2003 until June 2005. Dr. Fuchs first joined Ardea Biosciences, Inc. as Vice President, Clinical Affairs in October 1996 and was appointed President and Chief Operating Officer in November 2001. From 1987 to 1996, Dr. Fuchs held various positions at Genentech, Inc. where, among other responsibilities, he led the clinical program that resulted in the approval of Pulmozyme, a therapeutic for cystic fibrosis. Dr. Fuchs was also responsible for the Phase III development program that led to the approval of Herceptin to treat metastatic breast cancer. Dr. Fuchs received an M.D. from George Washington University and a B.A. in biochemical sciences from Harvard University. Dr. Fuchs is currently a director of Mirati Therapeutics, Inc., a public biopharmaceutical company, and was formerly on the board of Genomic Health, Inc., a public molecular diagnostics company, until its acquisition by Exact Sciences in November 2019.



Joined BioMarin in May 2021
Chief Technical Officer and
Executive Vice President of
Global Manufacturing and
Technical Operations

C. GREG GUYER, PH.D.

C. Greg Guyer, Ph.D, joined BioMarin in May 2020 and currently serves as our Chief Technical Officer and Executive Vice President of Global Manufacturing and Technical Operations, responsible for overseeing our manufacturing, process development, quality, supply chain, engineering and analytical chemistry departments. From 2015 to 2019, Dr. Guyer served in a number of positions of increasing responsibility at Bristol Myers Squibb (BMS), primarily leading all of operations and biologic development. Prior to BMS, Dr. Guyer worked for Merck & Co., Inc., from 1994 to 2015, leading various global organizations in biologic and pharmaceutical operations, quality, regulatory, emerging markets strategy and enterprise systems. He currently serves on the Board of Directors for the University of Georgia Research Foundation. Dr. Guyer earned his Ph.D. in analytical chemistry from American University, Bachelor of Science degree in chemistry from the University of Georgia and Master of Business Administration degree from Lehigh University.



Joined BioMarin in
December 2002
Executive Vice President and
Chief Financial Officer

BRIAN R. MUELLER

Brian R. Mueller joined BioMarin in December 2002 and currently serves as our Executive Vice President and Chief Financial Officer. From March 2011 to June 2020 he served as our Chief Accounting Officer. From August 2016 to January 2020, Mr. Mueller served as our Senior Vice President, Finance and from March 2014 to August 2016, Mr. Mueller served as our Group Vice President, Corporate Controller and from March 2009 to March 2014, Mr. Mueller served as our Vice President, Corporate Controller. Mr. Mueller was a member of the board of directors of Anthera Pharmaceuticals, Inc., a previously public biopharmaceutical company where he also served as Chairman of the Audit Committee. Prior to joining BioMarin in 2002, Mr. Mueller worked for KPMG as a senior manager in the firm's audit practice. Mr. Mueller joined KPMG after Arthur Andersen LLP ceased operations in June 2002, prior to which he spent seven years with Arthur Andersen LLP in the firm's audit and business advisory services practice. Mr. Mueller received a B.S. in Accountancy from Northern Illinois University in DeKalb, Illinois, and is a member of the American Institute of Certified Public Accountants.

PROPOSAL 3
Advisory Vote on Executive Compensation

The Company's stockholders are entitled to vote to approve, on a non-binding advisory basis, the compensation of the Company's NEOs as disclosed in this Proxy Statement in accordance with the Dodd-Frank Wall Street Reform and Consumer Protection Act (Dodd-Frank Act), Section 14A of the Exchange Act, and SEC rules (commonly known as the "say-on-pay" vote). This vote is not intended to address any specific item of compensation, but rather the overall compensation of the Company's NEOs and the philosophy, policies and practices described in this Proxy Statement. At the 2017 Annual Meeting, consistent with the Company's recommendation, stockholders holding a majority of our shares voted to recommend that the Company hold an annual advisory vote on the compensation of the NEOs. The Company has acted in accordance with the 2017 vote by including this proposal and intends to continue to hold an annual advisory vote on NEO compensation.

The compensation of the Company's NEOs subject to the vote is disclosed in the "*Compensation Discussion and Analysis*," compensation tables, and related narrative disclosure contained in this Proxy Statement. The Company's compensation philosophy is to provide competitive overall compensation that attracts and retains top performers and aligns their interests with those of our stockholders. To achieve these goals, our compensation program is structured to:

- provide total compensation and compensation elements that are competitive with companies with which we compete for talent;
- provide a mix of compensation that offers (i) a market competitive base salary, (ii) annual incentive compensation based on achieving defined corporate goals within 12 months, and (iii) the opportunity to share in the long-term growth of our Company through equity compensation; and
- reward exceptional performance by individuals.

Accordingly, the Board is asking the stockholders to indicate their support for the compensation of the Company's NEOs as described in this Proxy Statement by casting a non-binding advisory vote "FOR" the following resolution:

"RESOLVED, that the Company's stockholders hereby approve, on an advisory basis, the compensation of the Company's Named Executive Officers, as disclosed in this Proxy Statement pursuant to the compensation disclosure rules of the SEC, including the *Compensation Discussion and Analysis*, compensation tables and narrative discussion and any related material."

The "*Compensation Discussion and Analysis*" section of this Proxy Statement contains more details on the Company's executive compensation; we urge you to read it carefully before casting your vote on this proposal. Because the vote is advisory, it is not binding on the Company, the Board or the Compensation Committee of the Board. Nevertheless, the views expressed by our stockholders, whether through this vote or otherwise, are important to our management, the Board and the Compensation Committee. Our management, the Board and Compensation Committee intend to consider the results of this vote in making decisions about executive compensation arrangements and the Company's executive compensation principles, policies and procedures.

Advisory approval of this proposal requires support of a majority of votes cast by the holders of shares present in person or represented by proxy and entitled to vote at the Annual Meeting.

 THE BOARD OF DIRECTORS RECOMMENDS A VOTE IN FAVOR OF PROPOSAL 3.

LETTER FROM OUR COMPENSATION COMMITTEE

   

DEAR BIOMARIN PHARMACEUTICAL INC. STOCKHOLDERS:

As members of the Compensation Committee, we believe that one of our most important responsibilities is to ensure BioMarin's compensation practices closely align the interests of our executives with those of our stockholders. We are focused on developing an executive compensation program that attracts and retains leaders critical to the success of BioMarin and incentivizes them to execute our corporate strategy and create long-term value. We take our responsibilities very seriously in representing stockholders like you.

Evolution of Compensation Design

Over the last several years, we have evolved our compensation programs for our NEOs to reward performance, increase the focus on long-term results and align realized pay with the experience of our stockholders. The 2020 compensation for our NEOs reflects these important changes, which are summarized below. More complete descriptions of the changes are included in the section of this Proxy Statement titled "*Proxy Overview— Stockholder Engagement*," and in the "*Compensation Discussion and Analysis*" section that follows this letter.

- **Increased performance-based pay:** We rapidly shifted the proportion of equity grants that are performance based. **Performance-based RSUs now account for 50% of total long-term equity compensation**, up from 30% in 2018.

- **Enhanced alignment of pay and stockholder experience:** Of the performance-based RSUs, 50% are earned based on relative total stockholder return (compared to the Nasdaq Biotechnology Index), 25% are earned based on profitability (non-GAAP Income) and 25% are earned based on achievement of strategic corporate goals (product regulatory filings and approvals), **all over a three-year performance period**.

- **Incentivized long-term stockholder value:** Beginning with the March 2020 grant, 100% of performance-based RSUs are earned based on the Company's performance **over a three-year period**.

2020 Performance Reflected in Compensation Decisions Made in First Quarter 2021

We make almost all compensation decisions in the first three months of a calendar year. Those decisions consider data from the prior year, including the Company's share price performance. In a pay-for-performance context, this creates a lag between performance and the compensation associated with that performance. Various elements of our compensation program, such as RSUs linked to relative total stockholder return, inherently adjust realized pay to stockholder performance. However, other elements, like the development goals in our annual cash incentive program, are tied to achieving specific goals within the Company's control, which may not be reflected in our share price for many years. In early 2021, we funded the annual cash incentive pool at 110% of target based on predetermined goals. Our achievements in 2020 were in the face of significant challenges due to COVID-19 and included meaningful advancement of our product candidates.

The Committee believes that our NEO compensation should reward successes, but must also acknowledge when the Company experiences setbacks. In 2020, the Company experienced several setbacks. For instance, while we hope for the ultimate regulatory approval of valoctocogene roxaparvovec for severe hemophilia A in both the U.S. and EU, the delay in the potential approval had a negative impact on our share price. Based on these events and this philosophy, we made significant changes to our NEO compensation as part of our 2021 compensation decisions. As discussed in this Proxy Statement, **we implemented salary freezes for all of our NEOs**. Additionally, **we reduced NEO annual equity awards compared to the 2020 grant**. For Mr. Bienaimé, we reduced his award value by more than 15%, or $2.5 million, and we reduced the award for Dr. Fuchs, our President of Worldwide Research & Development, by more than 20%, or $1.5 million. We believe these actions appropriately align our NEO compensation with stockholder experience.

While we were pleased that our last say-on-pay proposal received support from 96% of the votes cast, we do not take past stockholder support for granted and each year we take a critical view of our executive compensation program. In 2020, we continued our active stockholder engagement efforts to ensure stockholder interests were incorporated into our planning process for 2021, and we look forward to continuing this dialogue.

Michael Grey (Chair)   Elizabeth McKee Anderson   Robert J. Hombach   David E.I. Pyott, M.D. (Hon.)

EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS

The following Compensation Discussion and Analysis provides information about our 2020 compensation program for our NEOs: the individuals who served as our principal executive officer and principal financial officer at any point during fiscal year 2020, the three other most highly-compensated executive officers as of December 31, 2020 and an individual who would have been one of the three most highly-compensated executive officers but for the fact that he was no longer serving as an executive officer as of December 31, 2020. Each NEO's compensation is set forth in the "*Summary Compensation Table*" and other compensation tables included in this Proxy Statement. Our NEOs for fiscal year 2020 are:

- Jean-Jacques Bienaimé, Chief Executive Officer;
- Brian R. Mueller, Executive Vice President and Chief Financial Officer;
- Daniel Spiegelman, Former Executive Vice President and Chief Financial Officer;[1]
- Jeff Ajer, Executive Vice President and Chief Commercial Officer;
- Robert A. Baffi, Ph.D., Former President of Global Manufacturing and Technical Operations;[2]
- Henry Fuchs, M.D., President of Worldwide Research & Development; and
- C. Greg Guyer, Ph.D., Chief Technical Officer and Executive Vice President of Global Manufacturing and Technical Operations.

[1] *Mr. Spiegelman stepped down as Executive Vice President and Chief Financial Officer, effective January 29, 2020, and he remained with BioMarin as a full-time employee and senior advisor until September 1, 2020.*

[2] *Dr. Baffi stepped down as President of Global Manufacturing and Technical Operations, effective May 4, 2020, and he remained with BioMarin as a full-time employee and senior advisor until December 31, 2020. Effective January 1, 2021, Dr. Baffi remains with BioMarin as a part-time employee and senior advisor.*

The Compensation Committee believes that our executive compensation program is designed to achieve our primary goal of providing appropriate incentives to attract and retain the executive talent necessary to advance our business of developing and commercializing innovative therapies for people with serious and life-threatening rare diseases and medical conditions and to increase stockholder value. The Compensation Committee also believes that our executive compensation program is appropriate in that it both encourages executive officers to work for meaningful stockholder return and reflects our pay-for-performance philosophy, without encouraging our executive officers to assume excessive risks.

2020 BUSINESS HIGHLIGHTS

In 2020, we achieved nearly $1.9 billion in total revenues, while we concurrently made important advancements in our late-stage clinical programs and earlier product development pipeline.

Our key accomplishments in 2020 included:

TOTAL REVENUES

▲9%   Despite the impacts from the COVID-19 pandemic and other challenges to our business in 2020, we achieved over 9% growth in total BioMarin revenues, increasing from $1.70 billion in 2019 to $1.86 billion in 2020.

PALYNZIQ AND BRINEURA SALES

 

Our two newest products, Palyzniq for PKU and Brineura for late infantile neuronal ceroid lipofuscinosis type 2, achieved 2020 revenue growth of 97% and 53%, respectively, as compared to 2019.

LATE-STAGE CLINICAL PROGRAMS



We announced successful results from our Phase 3 clinical trials of valoctocogene roxaparvovec for the treatment of severe hemophilia A and vosoritide for the treatment of achondroplasia, and we made important advancements for both programs in 2020.

PRODUCT DEVELOPMENT PIPELINE



We advanced our earlier-stage product development pipeline, which includes two new gene therapies, BMN 307 for PKU and BMN 331 for hereditary angioedema, among other potential therapies.

Recent Say-on-Pay Vote and Stockholder Feedback

Our stockholders' views and opinions on our executive compensation practices are extremely important to us. As a steward of good corporate governance, our Compensation Committee evaluates the design of our executive compensation program based on market conditions, stockholder views, and other governance considerations. We regularly engage with our stockholders through open dialogue and direct individual communication on topics related to the business, financial performance, corporate governance, and compensation of the Company. For details regarding our stockholder outreach efforts specific to 2020, please see the "*Proxy Overview—Stockholder Engagement*" section of this Proxy Statement. Stockholder feedback is important, and the information we glean from these engagements is highly valued. In recent years, the Compensation Committee considered this feedback in increasing the performance-based RSU component in the annual equity grants from 0% in 2014 to 50% of the total equity grant value in 2019 and 2020 (up from 20%, 25%, 30% and 30% in 2015 through 2018, respectively). We were pleased that our last say-on-pay proposal received support from 96% of the votes cast; however, we do not take stockholder support for granted and each year the Compensation Committee takes a critical view of our executive compensation program.

In recent years, we have made significant changes to our executive compensation program in order to more directly tie pay to performance and address stockholder feedback, as discussed elsewhere in this Proxy Statement. The 2020 compensation for our NEOs reflects these meaningful changes to the design of our executive compensation program, which are summarized below:

Change: We rapidly increased the proportion of performance-based RSUs as a percentage of total long-term equity compensation, from 30% in 2018 to 50% in 2019 and 2020.

- Effective date: March 2019
- The allocation of equity awards changed between 2018 and 2019 & 2020 as follows



2018

40%
stock options

30%
service-based RSUs

30%
performance-based RSUs

2019 & 2020

25%
stock options

25%
service-based RSUs

50%
performance-based RSUs

Feedback Addressed: More of long-term compensation should be performance-based, rather than time-based.

Purpose of Change: Further tie compensation to performance of the Company.

Change: 100% of performance-based RSUs will be earned based on metrics other than revenue.

- Effective Date: March 2020
- Instead of performance-based RSUs being earned based on revenue achievement (which was the case for 100% of grants in 2018 and 50% in 2019), the 2020 awards will be earned based on other metrics, as shown below:



50%
total shareholder return as compared to the Nasdaq Biotechnology Index

25%
non-GAAP Income

25%
strategic corporate goals (i.e., product regulatory filings/approvals)

Feedback Addressed:

- Realized compensation has not always closely correlated to stockholder experience.
- Revenue determines a large proportion of short-term performance-based compensation (30% weight in 2019 annual cash incentive program), so revenue should not also determine long-term performance-based compensation.

Purpose of Change:

- More closely align realized compensation with stockholder return.
- Further focus management on goals in addition to revenue growth that also drive stockholder value.

Change: The metrics underlying 100% of performance-based RSUs will be measured using a three-year period.

- Effective Date: March 2020
- Instead of a gradual phase-in, the transition from using one-year performance periods over which performance-based RSUs are earned to three-year performance periods was accelerated and completed in only two years, as shown below:



Feedback Addressed: More of the performance-based compensation should be earned over a longer period.

Purpose of Change: Further incentivize long-term performance and tie compensation to achievement of long-term goals; encourage retention of key employees.

Change: We included more information in our proxy statements regarding the annual cash incentive program.

- Effective Date: April 2019
- We provided significantly more details regarding the development goals for each clinical and pre-clinical program underlying the annual cash incentive program than in proxy statements filed before 2019.

Feedback Addressed: More details should be provided regarding the development goals underlying the annual cash incentive program.

Purpose of Change: Increase transparency in determining amounts earned under the annual cash incentive program and explain the philosophy behind the program's design.

Highlights of Compensation Policies and Practices

Our Compensation Committee and Board have implemented compensation policies and practices designed to enhance governance of our executive compensation program and further our compensation objectives. These policies and practices include:

Annual Advisory Say-on-Pay Vote	Our Board elected to hold an annual advisory say-on-pay vote, consistent with the preference of our stockholders as expressed in response to our "say on frequency" proposal at our 2017 Annual Meeting. The Compensation Committee considers the outcome of the advisory vote in making compensation decisions.
Compensation Committee Oversight; Executive Sessions	The Compensation Committee regularly meets in executive sessions without management present.
Equity Incentive Plan Features	Our 2017 Plan, which the stockholders approved at our 2017 Annual Meeting, contains a number of features that represent good corporate governance, including a limit on non-employee director compensation and restrictions on payment of dividends, among other stockholder-favorable features.
Independent Compensation Committee	The Compensation Committee is composed solely of Independent Directors.
Independent Compensation Consultant	The Compensation Committee has engaged an independent compensation consultant for advice on topics related to the Board and NEO compensation. The independent compensation consultant reports directly to the Compensation Committee, which has sole authority to direct the consultant's work.
Policy Against Tax Gross-Ups	In March 2015, the Compensation Committee formally adopted a policy against granting tax gross-ups to executives going forward. In December 2016, our CEO voluntarily forfeited his right to income tax gross-up payments in connection with a change in control as provided in his then-current employment agreement.
Clawback Policy	Our Policy for Recoupment of Incentive Compensation, also referred to as the Clawback Policy, provides for the recoupment by us of certain incentive compensation paid to current or former executive officers in the event we are required to prepare an accounting restatement of our financial statements due to our material noncompliance with any financial reporting requirement under the securities laws. The Clawback Policy can be found in the Corporate Governance section of the Investors section of our website at www.bmrn.com. Information on our website is NOT incorporated by reference in this Proxy Statement.
Prohibition Against Hedging and Pledging of Securities	Our trading policy prohibits directors and employees from engaging in short sales, transactions in put or call options, hedging transactions or other speculative transactions in our stock or engaging in margin activities (see the section of this Proxy Statement titled, "*Stock Ownership Information – Anti-Hedging and Anti-Pledging Policy*" for details).
Prohibition on Stock Option Repricing	Our equity incentive plans prohibit stock option repricing without stockholder approval.
Risk Management	Our executive compensation policies are structured to discourage inappropriate risk-taking by our executives. The "*Compensation Risk Assessment*" section below describes the Compensation Committee's assessment that the risks arising from our Company-wide compensation programs are reasonable and not likely to have a material adverse effect on BioMarin and that the programs are in the best interests of stockholders.
Securities Trading Policy	We maintain a comprehensive securities trading policy which provides, among other things, that our employees who possess material non-public information may not disclose, or trade while in possession of, such information or buy or sell our securities during any designated blackout period. Individuals classified as "Designated Insiders" (which include our NEOs) may not buy or sell our securities at any time without prior approval, except for sales under approved Rule 10b5-1 trading plans.
Stock Ownership Guidelines	We have established stock ownership guidelines for our executives to increase the link between the interests of executives and those of stockholders.
Transparent Equity Granting Process and Practices	The Compensation Committee grants equity awards annually to eligible employees according to a regular, pre-set schedule.

Compensation Risk Assessment

We believe that risks arising from our compensation policies and practices for our employees are not reasonably likely to have a material adverse effect on the Company. In addition, the Compensation Committee believes that the mix and design of the elements of executive compensation do not encourage management to assume excessive risks.

The Compensation Committee, with the assistance of the Compensation Consultant, extensively reviewed the elements of executive compensation to determine whether any portion of executive compensation encouraged excessive risk taking and concluded:

- significant weighting toward long-term incentive compensation discourages short-term risk taking;
- for most employees, base salary makes up a significant portion of compensation;
- the mix of short- and long-term compensation (base salary, annual cash incentive, equity grants) is consistent with industry norms;
- goals are appropriately set to avoid targets that, if not achieved, result in a large percentage loss of compensation;
- the prohibition on hedging or pledging of our stock and the Clawback Policy discourage short-term and excessive risk taking; and
- stock ownership guidelines discourage excessive risk taking.

Furthermore, as described later in this "*Compensation Discussion and Analysis*" section, compensation decisions include subjective considerations to moderate the effects that formulae or objective factors might have on excessive risk taking.

Compensation Objectives and Philosophy

We believe that the leadership of our executive team has been instrumental to our success in 2020 and prior years, and that an executive compensation program that attracts, motivates and retains key executives is critical to the success of our business and to creating long-term stockholder value. Our compensation program is structured to achieve the following main objectives:



MARKET COMPETITIVENESS AND RETENTION	BALANCE BETWEEN SHORT- AND LONG-TERM PERSPECTIVES	PAY-FOR-PERFORMANCE	STOCKHOLDER ALIGNMENT
Provide total compensation and compensation elements that are competitive with companies with which we compete for talent	Balance short- and long-term perspectives by including a mix of compensation that includes: base salary, annual cash incentives based on achieving short-term corporate goals, and opportunities to share in long-term company growth through equity compensation	Reward executives for exceptional individual and corporate performance	Closely align the interests of executive officers with those of our stockholders

To realize these objectives, we use a balance of compensation elements and benefits, which are summarized in the table below. The focus of our compensation program is on total direct compensation opportunity (base salary, annual incentive compensation and long-term incentive compensation), with an explicit role for each element.

| | Purpose | | | |
Compensation Element	Market Competitiveness and Retention	Balance Short- and Long-Term Perspectives	Pay for Performance	Stockholder Alignment
Base Salary	⊘	⊘		
Annual Cash Incentive	⊘	⊘	⊘	⊘
Equity Grants	⊘	⊘	⊘	⊘
Limited Perquisites and Other Personal Benefits	⊘			
Potential Severance Benefits	⊘	⊘		

The Compensation Committee considered each of our compensation objectives in determining the 2020 compensation of our NEOs, as discussed in greater detail below. We provide our NEOs with competitive annual cash compensation in the form of salary and annual incentives but believe that a majority of our NEO compensation should be earned through long-term, equity-based incentives. Our focus on long-term, equity-based incentives is appropriate because of the lengthy time period required to develop pharmaceutical products, as well as the time required for pharmaceutical products to obtain regulatory approval on a worldwide basis and to reach peak sales.

The Compensation Committee focuses on providing NEOs and other executive officers with competitive compensation based on a variety of factors, including the experience of the NEO, competitive market data and individual and corporate performance. Executive pay is not targeted to a specific market percentile. The Compensation Committee and the Board believe that this approach can efficiently set NEO compensation to appropriately compensate each individual based on his or her skill and performance and/or expected future contribution to the Company's business, and the performance of the Company as a whole.

In 2020, the compensation of our Chief Executive Officer, Mr. Bienaimé, and the other NEOs (excluding our former Executive Vice President and Chief Financial Officer, Mr. Spiegelman) consisted primarily of performance-based cash compensation and long-term incentives. As shown below, for 2020, at risk compensation (annual cash incentive and equity awards, measured at target achievement) accounted for 92% of the total direct compensation of our Chief Executive Officer and 88% of the average total direct compensation of our other NEOs. In addition, during 2020, 83% of the total direct compensation of our Chief Executive Officer and 81% of the average total direct compensation of our other NEOs was delivered through long-term incentives (stock option awards and RSUs).

CEO Total Compensation Mix in 2020[1]

17% Short-Term   **83%** Long-Term

7%	1%	9%	46%	18%	19%
Annual Salary	Other	Annual Cash Incentive	Performance-Based RSUs	Service-Based RSUs	Stock Option Awards

55% Performance-Based

92% At-Risk

Other NEOs' Total Compensation Mix in 2020[1][2][3]

19% Short-Term   **81%** Long-Term

10%	2%	7%	34%	26%	21%
Annual Salary	Other	Annual Cash Incentive	Performance-Based RSUs	Service-Based RSUs	Stock Option Awards

41% Performance-Based

88% At-Risk

(1)   Each percentage is calculated as a percentage of total compensation set forth in the "Summary Compensation Table" in this Proxy Statement and is based on the amounts in such table, including the "Target Payout" amounts in footnote (2) to such table. The "Other" percentage for all other NEOs includes the one-time sign-on bonus of $250,000 paid to Dr. Guyer, which is described in footnote (7) to the "Summary Compensation Table" in this Proxy Statement. Certain percentages are rounded up or down by less than 1% so that totals equal 100%.

(2)   Percentages calculated based on sum of all other NEOs' compensation. The percentages for all other NEOs excludes amounts for Mr. Spiegelman who stepped down as Executive Vice President and Chief Financial Officer, effective January 29, 2020. He remained with BioMarin as an employee and senior advisor until September 1, 2020.

(3)   The percentage of Performance-Based RSUs (34%) and Performance-Based compensation (41%) for all other NEOs would be higher if we excluded the new hire equity grant for Dr. Guyer, which consisted of all service-based awards.

Compensation Adjustments

Each year, the Compensation Committee conducts a comprehensive analysis of the compensation program to ensure it provides competitive compensation necessary to attract and retain qualified executives, while focusing on the qualification and performance of individual executives and the performance of the Company as a whole. We generally review our compensation practices annually at several meetings of the Compensation Committee and the Board. To ensure independence and candid communication, the Compensation Committee regularly meets with the Compensation Consultant in executive sessions without management present.

Peer Group Process

The Compensation Committee, with the support of the Compensation Consultant and management, reviews trends in biotechnology compensation practices and reviews and approves the list of peer companies used in the later stages of the process. The Compensation Committee seeks input from management and the Compensation Consultant to ensure the peer group is consistent with our current business model. The Compensation Committee evaluates the criteria used in establishing the peer group to ensure that it appropriately represents the companies competing with us to attract and retain the best employees, which are necessary to drive long-term stockholder value.

The list of peer group companies is based on various factors including size, market capitalization, development stage, product revenue and product focus. The peer group used to set executive compensation for 2020 (the 2020 Peer Group) included commercial biotechnology and specialty pharmaceutical companies with the following features:

| business models with a therapeutic focus and development stage product candidates | revenue generally between $1.0 billion and $5.0 billion | located predominantly in major biotechnology centers |

The Compensation Committee sets the ranges for the criteria to ensure that it will capture a broad set of companies. The Compensation Committee believes that this provides the best long-term trend data and minimizes year-to-year changes caused by excessive numbers of companies being added or removed due to acquisitions or product successes or failures or other major corporate events. The following table presents the companies that make up the 2020 Peer Group, which has remained generally consistent since 2016, other than the replacement of companies that have since been acquired.

Alexion Pharmaceuticals, Inc.	Incyte Corporation	Regeneron Pharmaceuticals, Inc.
Alkermes plc	Ionis Pharmaceuticals	Seagen Inc.
Alnylam Pharmaceuticals, Inc.	Jazz Pharmaceuticals plc	United Therapeutics Corporation
Endo International plc.	Horizon Therapeutics plc	Vertex Pharmaceuticals Incorporated

The Compensation Committee deliberately did not include in the 2020 Peer Group any companies outside the biotechnology and specialty pharmaceutical industries, such as contract research organizations and scientific instrument and materials manufacturing and testing companies. Those companies were excluded for the following reasons:

| their business models are very different from biotechnology companies like BioMarin | they lack the growth and risk profiles of companies in the biotechnology and specialty pharmaceutical industries | they do not share common financial and operational characteristics of biopharmaceutical companies (for example, high gross margins and significant R&D expenses) |

As shown below, when comparing BioMarin against the companies making up its 2020 Peer Group (using data as of December 31, 2020), our number of employees falls between the median and the 75th percentile, our revenue and one-year revenue growth both fall between the 25th percentile and median, our net income falls above the 75th percentile, our market capitalization is approximately at the median, and our total shareholder return (TSR) over the most recent one, three and five years is between the 25th percentile and the median.

	Employees	Revenue (in millions)	1-Year Revenue Growth	Net Income (in millions)	Market Capitalization (in millions)	1-Year TSR	3-Year TSR (annualized)	5-Year TSR (annualized)
75th Percentile	3,399	$5,278	64%	$606	$33,550	53%	15%	12%
50th Percentile (Median)	2,016	$2,282	23%	$314	$15,622	21%	5%	-1%
25th Percentile	1,410	$1,150	0%	-$157	$7,036	2%	-2%	-4%
BioMarin	3,059	$1,860	9%	$859	$15,918	4%	-1%	-3%
BioMarin Percentile Rank	*67%*	*35%*	*38%*	*83%*	*52%*	*27%*	*28%*	*33%*

The Compensation Committee also reviews the compensation levels and disclosed program design for executives of Amgen, Inc., Biogen Inc., Celgene Corporation, and Gilead Sciences, Inc., as we regularly compete with these companies for employees, particularly for senior positions. However, we generally do not use compensation data from these companies in making pay decisions that directly impact the Chief Executive Officer or other NEO positions because these companies' revenues and market capitalizations are significantly higher than BioMarin's.

After the list of peer companies is approved, management presents recommendations to the Compensation Committee regarding proposed adjustments to compensation elements and a variety of supporting data, including compensation information from the peer group and the Radford Global Life Sciences Compensation survey and additional survey sources from the Compensation Consultant. This is presented individually for each executive officer, including the NEOs, and based on classes of positions for all other employees. Management and the Compensation Consultant each include significant supporting data with the presentation. These recommendations are discussed with and without management present and are discussed with the Compensation Consultant. The Compensation Committee then determines what, if any, adjustments to the compensation elements are appropriate for employees other than the Chief Executive Officer.

The Compensation Committee also reviews market information provided by the Compensation Consultant, considers the Chief Executive Officer's performance and experience and makes recommendations for adjustments to the Chief Executive Officer's compensation. These discussions are conducted in executive sessions without involvement by management. The Compensation Committee then presents the recommendations for the Chief Executive Officer to the Board for consideration and approval. The Board must approve each of the Chief Executive Officer's individual compensation elements.

Elements of 2020 Compensation

Our executive compensation program consists of the following three principal components:



BASE SALARY	ANNUAL CASH INCENTIVE	EQUITY GRANTS
Base salary rates are reviewed each year based on each executive's responsibilities, individual performance, achievement of corporate goals and a review of competitive salary and total compensation data.	The annual cash incentive program is based on achievement of corporate goals and an individual performance assessment. The details of the performance goals are discussed below.	Equity grants serve as long-term incentives to ensure that a portion of executives' total compensation is linked to the Company's long-term success and to align compensation with the interests of stockholders.

The Compensation Committee establishes a mix of current, short-term and long-term incentive compensation, and cash and non-cash compensation, that it believes is appropriate to achieve the goals of our executive compensation program and our corporate objectives, as described above. Generally, the percentage of compensation at risk, either in the form of annual cash incentive or equity compensation, is higher for more senior employees than for those with more limited responsibility, with our executive officers having the highest percentage of their total compensation at risk and allocated to equity compensation. We believe this is appropriate as the more senior employees have more influence over whether we achieve our strategic imperatives and long-term goals.

Base Salary

General Principles

We provide base salaries to our NEOs to compensate them with a fair and competitive base level of compensation for services during the year. Base salaries for our NEOs are intended to be competitive with those of other individuals in similar positions at the companies with which we compete for talent, taking into consideration that certain of our executive officers have differing scopes of responsibilities than the market data positions. Base salaries are initially based on the job profile, individual experience, skills and expected contributions, the Compensation Committee's understanding of what executives in similar positions at other peer companies are paid and negotiations with certain executives during the hiring process.

The base salary of each NEO is reviewed annually and may be adjusted to reflect market conditions, the NEO's performance during the prior year, the financial position of the Company and any change in scope of an NEO's responsibilities. We believe that a competitive base salary is a necessary element of any compensation program that is designed to attract and retain talented and experienced executives. We also believe that attractive base salaries can motivate and reward executives for their overall performance.

Merit-based increases in base salary for all of our executive officers, other than our Chief Executive Officer, are approved by the Compensation Committee based on an assessment of their performance and recommendation by the Chief Executive Officer. Any merit-based increase in base salary for our Chief Executive Officer is approved by the Board and based on an assessment of his performance and recommendation by the Compensation Committee and a review by the Compensation Committee of the base salaries of chief executive officers in our peer group.

2020 and 2021 Salaries

In reviewing our 2019 performance and its impact on salary increases in 2020, the Compensation Committee considered the following: the Company's strong 2019 financial performance, including achieving over $1.7 billion in total revenues, increasing non-GAAP income[1] and narrowing GAAP loss, gaining regulatory approval of Palynziq in the EU, and achieving product development milestones for our valoctocogene roxaparvovec and vosoritide programs, among other factors. The Compensation Committee also considered budget constraints as we continue to aggressively invest our cash flow from operations into our development programs, and the competitive market for recruiting and retaining top talent in our industry. Each NEO is also individually evaluated based on tenure, performance and other factors specific to the NEO. Based on the Company's 2019 performance, in February 2020, the Board and Compensation Committee approved the 2020 salary adjustments for our NEOs as shown below.

The Compensation Committee credits the executive team for successfully leading the Company in its many financial and development achievements during 2020, which are outlined in "*2020 Business Highlights*" above; however, the Compensation Committee determined that a salary freeze for 2021 was appropriate. The 2021 salary freeze was made in recognition of the recent experience of our stockholders and the Company's focus on controlling expenses while continuing to face headwinds from the COVID-19 pandemic, loss of U.S. market exclusivity for Kuvan and a delay in the potential regulatory approval of valoctocogene roxaparvovec for severe hemophilia A.

Name	2021 Salary Adjustments Effective February 2021		2020 Salary Adjustments Effective February 2020	
	2021 Salary($)	Increase from 2020	2020 Salary($)	Increase from 2019
Jean-Jacques Bienaimé Chief Executive Officer	1,260,000	0%	1,260,000	4.1%
Brian R. Mueller Executive Vice President and Chief Financial Officer	600,000	0%	600,000[2]	[2]
Daniel Spiegelman Former Executive Vice President and Chief Financial Officer	N/A[3]	N/A[3]	625,000	N/A[3]
Jeff Ajer Executive Vice President and Chief Commercial Officer	610,000	0%	610,000	4.3%
Robert A. Baffi, Ph.D. Former President of Global Manufacturing and Technical Operations	N/A[4]	N/A[4]	620,000	6.0%
Henry J. Fuchs, M.D. President of Worldwide Research & Development	750,000	0%	750,000	7.1%
C. Greg Guyer, Ph.D. Chief Technical Officer and Executive Vice President of Global Manufacturing and Technical Operations	600,000	0%	600,000	N/A[5]

(1) We define non-GAAP Income as reported GAAP Net Income (Loss), excluding net interest expense, provision for (benefit from) income taxes, depreciation expense, amortization expense, stock-based compensation expense, contingent consideration expense and in certain periods, certain other specified items.

(2) Mr. Mueller received two salary adjustments in 2020. Mr. Mueller's first salary adjustment in 2020 was an increase of 11.9%, effective February 2020, which was made as part of the regular annual compensation cycle for all employees, including the NEOs. In addition to recognizing Mr. Mueller for his performance in 2019 as Senior Vice President and Chief Accounting Officer, the first salary adjustment was also made in recognition of Mr. Mueller assuming the additional role of Acting Chief Financial Officer on January 29, 2020 concurrent with Mr. Spiegelman stepping down from his position as Executive Vice President and Chief Financial Officer. Mr. Mueller's second salary adjustment in 2020 was an increase of 27.7%, effective retroactively to January 29, 2020, the date he assumed the role of Acting Chief Financial Officer, which was made in connection with Mr. Mueller's promotion to Executive Vice President and Chief Financial Officer on June 29, 2020.

(3) Mr. Spiegelman stepped down as Executive Vice President and Chief Financial Officer, effective January 29, 2020, and he remained with BioMarin as an employee and senior advisor until September 1, 2020. Mr. Spiegelman received no salary adjustments in 2020.

(4) Dr. Baffi stepped down as President of Global Manufacturing and Technical Operations, effective May 4, 2020. We entered into a part-time employment agreement with Dr. Baffi, effective January 1, 2021, setting forth the terms under which Dr. Baffi will continue to serve as a senior advisor to us on a part-time basis through December 31, 2021 (the Part-Time Agreement). The Part-Time Agreement terminates Dr. Baffi's full-time employment agreement with us and entitles Dr. Baffi to an annual salary of $200,000 and continuation of insurance benefit plans and programs for him and his spouse during the term of the Part-Time Agreement. The Part-Time Agreement was filed with the SEC on February 26, 2021 as Exhibit 10.32 to the Company's Annual Report on Form 10-K.

(5) Dr. Guyer joined BioMarin on May 4, 2020, and received no salary adjustments in 2020.

Annual Cash Incentive

General Principles and the 2020 Program

We maintain a Company-wide annual cash incentive program under which awards are generally based on corporate and individual performance. Our program has one annual cash incentive pool, which is not separated into corporate and individual performance pools. We believe this allows for more managerial discretion Company-wide in determining individual annual cash incentives based on performance and encourages employees at all levels to focus on achieving corporate goals. The Compensation Committee's assessment of achievement of the corporate goals determines the funding of the cash incentive pool. The annual cash incentive is paid in the first quarter of each year, based on the Company's and each employee's performance in the prior year.

The annual cash incentive program, including corporate goals and target payouts by level, is generally reviewed and approved by the full Board in December at the time the Board considers the budget for the following year. The goals are prepared in an interactive process in which the Compensation Committee works with the Chief Executive Officer and other members of management to develop corporate performance goals that are set at levels that the Compensation Committee believes management can reasonably achieve if we, as a whole, execute on our business plan. The corporate goals are designed to reward specific activities that the Board and Compensation Committee believe will enhance long-term stockholder value by providing a foundation that will enable us to realize our long-term strategic plan. In setting these goals, the Compensation Committee seeks to provide appropriate annual incentives to achieve operational goals that directly support our longer-term goals of commercialization of new products and our long-term profitability. We feel that this type of structure motivates executives to challenge their teams to not only meet but exceed goals that ultimately create value for our stockholders. However, because many of the goals, particularly the development goals, are tied to activities intended to enhance long-term stockholder value, the achievement of any particular goal may not have a meaningful impact on our valuation during the cash incentive year.

As in previous years, the cash incentive pool was determined by two main categories of corporate performance, achievement of financial goals and achievement of goals for our development programs during the measurement year. Each year, we determine the allocation of the target annual cash incentive between financial goals and development goals while recognizing that current and future stockholder value is dependent on the success of each element of our business, but that over the one-year performance period of the annual cash incentive program, one aspect may be more important than the other. In recognition of the importance of our clinical programs, we allocated the annual cash incentive 40% to financial goals and 60% to development goals, which is the same allocation used in 2019. We continued to include the opportunity for an extra 0-20% of weighting for goal achievement for value-creating activities, such as strategic acquisitions and divestitures, which would be awardable only if at least 80% of the financial and development goals were achieved. Accordingly, the total possible weighting of performance goals for the 2020 cash incentive equaled 120%, the same as in 2019.

FINANCIAL GOALS

With respect to the financial goals, the revenue goal payout for the annual cash incentive program was based on an accelerated scale, as in 2018 and 2019, to emphasize the importance of revenue growth to the Company, to recognize the difficulty in exceeding the sales revenue goal and to be consistent with many of our peers. To incentivize progress toward profitability, the other financial metric under the annual cash incentive program was changed for 2020 to a non-GAAP income goal instead of a research and development (R&D) and selling, general and administrative (SG&A) expense goal used in prior years. Like the revenue goal payout, the non-GAAP income payout is also determined on an accelerated scale instead of the traditional sliding scale used for the annual cash incentive program prior to 2017. The threshold achievement level for each financial goal was 75% of target, such that achievement below that minimum would result in no funding. The threshold funding level remained at 50% for the revenue goal and the threshold funding level for the new non-GAAP income goal was set at 80%. For both financial goals, the maximum funding level remained at 200% in 2020, which is competitive with peer company practices and serve as a valuable incentive for employees and a tool for recruitment and retention. See the table below for details on the payout scales for the financial goals.

Financial Goal	Threshold Achievement Level	Threshold Funding %	Target Achievement Level	Target Funding %	Maximum Achievement Level	Maximum Funding %
Managed Sales Revenue[1] of $1,755 million	75% of Target	50%	Revenue 100% of Target	100%	Revenue of 125% of Target	200%
Non-GAAP Income[2] of $355 million	75% of Target	80%	Non-GAAP Income of 100% of Target	100%	Non-GAAP Income of 125% of Target	200%

(1) 2020 Managed Sales Revenue is based on total net product revenue calculated in accordance with U.S. GAAP, except that it excludes net product revenue attributable to Aldurazyme. (Revenue attributable to Aldurazyme is excluded because the product is commercialized by Sanofi Genzyme (Genzyme) under a collaboration agreement with the Company. For further discussion regarding our collaboration with Genzyme, see "Major Commercial Products—Aldurazyme" included in the Company's Annual Report on Form 10-K for the year ended December 31, 2020, as filed with the SEC on February 26, 2021.) The calculation of the actual result for the financial goals used the same foreign currency exchange rates used for developing such goals.

(2) We define non-GAAP Income as reported GAAP Net Income (Loss), excluding net interest expense, provision for (benefit from) income taxes, depreciation expense, amortization expense, stock-based compensation expense, contingent consideration expense and in certain periods, certain other specified items. The calculation of the actual result for the financial goals used the same foreign currency exchange rates used for developing such goals.

DEVELOPMENT GOALS

With respect to development goals (*e.g.*, goals related to clinical and preclinical programs), the Board determines broad program expectations for our primary programs in the first quarter of the year and annual cash incentive weighting for each program. The broad goals may include, for example, timing of initiation or completion of clinical trials, achieving specific enrollment goals, completing filings or other milestones with the U.S. Food and Drug Administration (FDA), European Medicines Agency (EMA) or similar regulatory agencies, achieving manufacturing targets, completing research programs, and similar events. We have not disclosed the specific program expectations as they are based on various strategic elements, each of which is confidential. The Compensation Committee has determined that disclosure of the goals could result in competitive harm to us. At the time the development goals are set, the Compensation Committee establishes the target levels for each of the goals to be reasonable "stretch" goals, with a maximum payout only in the event of superior performance.

In January, the Compensation Committee reviews the prior year development programs and determines an annual cash incentive payout attributable to that aspect of our business. In making the determination, the Compensation Committee assesses each program individually and its total impact on the Company. The factors the Compensation Committee considers in evaluating the achievement of each development goal include:

- our effectiveness in advancing the development of a program and our portfolio as a whole;
- our effectiveness in adapting to new data generated or other changes to the assumptions implementing the original development plan; and
- the overall value created by the development efforts.

Based on this assessment, the Compensation Committee determines a percentage payout attributable to our development efforts. Similar to the financial goals, the performance rating can be up to 200% of target. However, if the Compensation Committee determines that the development performance does not meet a minimum achievement level, no annual cash incentive associated with the development programs will be paid. Notwithstanding the calculated annual cash incentive amount, the Compensation Committee has discretion to modify payouts for any particular goal or annual cash incentive pool in total as it deems appropriate based on factors such as the actual impact of development efforts in enhancing long-term stockholder value.

We believe this process provides the greatest incentive to management and all employees to maximize the value of our development efforts and adapt to changing circumstances dictated by data generated, corporate development activities or other events. In the past, we have used firm goals established at the beginning of a year, but the Compensation Committee believes that firm goals may not appropriately recognize the fluid nature of drug development and could lead to unintended consequences. For example, if scientific findings suggest that it would be in the best interest of the Company to terminate a program, the goal related to that program may be removed and other program goals may be substituted.

The table below describes our financial, development and value-creating activities goals for the cash incentive for 2020 and our actual performance against those goals. During our stockholder outreach in recent years, some investors requested we provide greater detail regarding the development goals for each clinical and pre-clinical program underlying the annual cash incentive program. As a result of such feedback, below we have provided significantly more detail regarding the development goals than we have historically provided.

2020 Program Goals and Results

Goal	Weight (% of Target Incentive)	Actual Result	Pool Contribution[1] (%)
Financial Goals			
Managed Sales Revenue of $1,755 million[2]	25%	$1,664 million	22.5%
Non-GAAP Income of $355 million[3]	15%	$333 million	13.1%
Sub-Total (Financial Goals)	40%		35.6%
Development Goals			
Near-Term Value Drivers			
Valoctocogene roxaparvovec: acceptance and review of product approval regulatory filing	20%	Minimum Threshold	—
Vosoritide: acceptance of product approval regulatory filing	20%	Exceeded Target	—
Mid-Term Value Drivers:			
BMN 307: achieve patient dosing milestones	10%	Minimum Threshold	—
BMN 331: complete preclinical studies enabling clinical regulatory filing	10%	Exceeded Target	—
Other:			
Value-Creating Activities[4]	20%	Included[5]	—
Sub-Total (Development Goals)	80%		74.4%[6]
Total (Financial and Development Goals)	120%[1]		110.0%

(1) *Based on actual results.*

(2)   2020 Managed Sales Revenue is based on total net product revenue calculated in accordance with U.S. GAAP, except that it excludes net product revenue attributable to Aldurazyme. (Revenue attributable to Aldurazyme is excluded because the product is commercialized by Genzyme under a collaboration agreement with the Company. For further discussion regarding our collaboration with Genzyme, see "Major Commercial Products—Aldurazyme" included in the Company's Annual Report on Form 10-K for the year ended December 31, 2020, as filed with the SEC on February 26, 2021.) The calculation of the actual result for the financial goals used the same foreign currency exchange rates used for developing such goals.

(3)   We define non-GAAP Income as reported GAAP Net Income (Loss), excluding net interest expense, provision for (benefit from) income taxes, depreciation expense, amortization expense, stock-based compensation expense, contingent consideration expense and in certain periods, certain other specified items. The calculation of the actual result for the financial goals used the same foreign currency exchange rates used for developing such goals.

(4)   We continued to include the opportunity for an extra 0-20% of weighting for goal achievement for value-creating activities, such as strategic acquisitions and divestitures, which would be awardable only if at least 80% of the financial and development goals were achieved. Accordingly, the total possible weighting of target goals for the 2020 annual cash incentive program equaled 120%, the same as in 2019.

(5)   The Compensation Committee included a pool contribution to recognize the extraordinary efforts behind value-creating activities during 2020, including, among other items, FDA approval of our supplemental BLA for Palynziq to increase the maximum allowable dose, publication of results from our Phase 3 study of vosoritide by the Lancet, filing of our Investigation New Drug application for BMN 255 and multiple strategic business development transactions.

(6)   The Compensation Committee set the pool contribution for all development goals, including value-creating activities, at 74.4%, which was within the calculated range of 65.5% to 104%. Recognizing that within the calculated range, the success of the development programs as a whole is based on both the actions of the Company and external factors outside of the Company's control, the Compensation Committee determined that setting a total pool contribution amount, rather than setting contribution amounts for each goal, was appropriate.

Based on the results described above, the Compensation Committee determined to fund the annual cash incentive pool at 110% of target.

The 2020 cash incentive targets for each NEO expressed as a percentage of base salary is determined by the employee's position and set forth in the table below. The 2020 target percentage for each NEO was unchanged from our disclosure in the Company's previous proxy statement. The target amounts for the NEOs for 2020 cash incentives (which were paid in March 2021) are set forth in the table below. The Compensation Committee allocated the standard annual cash incentive pool performance funding level of 110% to all the NEOs. The Compensation Committee believed that matching the corporate funding level was appropriate as these more senior employees had direct influence over whether we achieved Company-wide strategic imperatives and long-term goals tied to the annual cash incentive program. The specific cash incentive amount paid to each NEO for 2020 is set forth below and in the *"Summary Compensation Table"* in this Proxy Statement.

Name and Principal Position	2020 Cash Incentive Target (% of base salary)	2020 Individual Performance Funding Level	2020 Cash Incentive Amount ($)
Jean-Jacques Bienaimé Chief Executive Officer	120%	110%	1,663,200
Brian R. Mueller Executive Vice President and Chief Financial Officer	55%	110%	363,000
Daniel Spiegelman Former Executive Vice President and Chief Financial Officer	—	—	—
Jeff Ajer Executive Vice President, Chief Commercial Officer	60%	110%	402,600
Robert A. Baffi, Ph.D. Former President of Global Manufacturing and Technical Operations	65%	110%	443,300
Henry J. Fuchs, M.D. President, Worldwide Research & Development	65%	110%	536,250
C. Greg Guyer, Ph.D. Chief Technical Officer and Executive Vice President of Global Manufacturing and Technical Operations	60%	110%	262,500

2021 Program

In February 2021, the Compensation Committee evaluated the annual cash incentive targets for the cash incentive opportunity for our NEOs for 2021, which is payable in early 2022. Based on the review, the Compensation Committee determined to maintain the current annual cash incentive target percentages for all NEOs. The Compensation Committee believes that the annual cash incentive opportunities for each of the NEOs continue to be appropriate based on a combination of the relative experience and tenure of each NEO, as well as each NEO's position within the Company and compensation practices within our industry.

Equity Compensation

The determination as to whether an employee receives an equity award as part of the Company-wide annual employee equity grant, and the amount of any such award, depends on the employee's performance and level. Also, to be eligible for an annual equity award, an employee must have been employed by the first Monday in October of the previous year. We grant equity awards to virtually all newly hired employees, mainly in the form of RSUs below the vice president level and a mix of RSUs and options for vice presidents and above. Grants for new hires, with the exception of grants for executive officers reporting directly to the Chief Executive Officer, are approved by the Chief Executive Officer, subject to guidelines approved by the Compensation Committee. The guidelines are based primarily on competitive equity grant practices in our industry and market data. All other grants are approved by the Compensation Committee or the full Board.

2020 Annual Grant

The annual grant in 2020 was made in March 2020 to coincide with employees' year-end performance reviews and other compensation changes (base salary adjustment and annual cash incentive). As shown below, the mix of equity vehicles for the March 2020 NEO annual grant was 50% performance-based RSUs, 25% service-based RSUs and 25% stock options. Descriptions of each type of equity award are below. Details regarding equity awards granted to the NEOs in March 2020 are set forth in the *"Grants of Plan-Based Awards"* table in this Proxy Statement.



25%
stock options

25%
service-based RSUs

50%
performance-based RSUs

Performance-Based RSUs

RAPID INCREASE IN PROPORTION OF PERFORMANCE-BASED RSUs

To better align the interests of our executive officers with those of our stockholders, since 2014 we have greatly enhanced the link between pay and performance by increasing the proportion of performance-based RSUs as compared to service-based RSUs. As shown in the graph below, performance-based RSUs increased from 0% of all RSUs awarded to each NEO as part of the 2014 annual equity grant to 67% of all RSUs awarded to each NEO as part of the 2019 and 2020 annual equity grants.

2014 to 2020: Increasing NEO Performance-Based RSU Awards



PERFORMANCE PERIOD

Beginning with the equity grants made in March 2020, 100% of the performance-based RSUs granted to our NEOs will be earned based on the Company's performance over a three-year period.

MIX OF PERFORMANCE-BASED AWARDS

Like in 2019, 50% of the total performance-based RSUs granted in March 2020 continued to be based on total shareholder return over a three-year performance period. Starting with the March 2020 equity grant, we completely phased out the use of performance-based RSUs earned based on one-year revenue achievement (which made up 50% of the total performance-based RSUs granted in March 2019) and replaced such awards with performance-based RSUs that will be earned based on other metrics intended to increase stockholder value over the long term: profitability as measured by non-GAAP Income[1] (making up 25% of the total performance-based RSUs granted in March 2020) and strategic corporate goals as measured by the number of product regulatory filings and approvals (making up the remaining 25% of the total performance-based RSUs granted in March 2020). The breakout of performance-based RSUs granted in March 2020 by type is shown below:



50%
total shareholder return as compared to the Nasdaq Biotechnology Index

25%
non-GAAP Income

25%
strategic corporate goals (i.e., product regulatory filing/approvals)

(1)   We define non-GAAP Income as reported GAAP Net Income (Loss), excluding net interest expense, provision for (benefit from) income taxes, depreciation expense, amortization expense, stock-based compensation expense, contingent consideration expense and in certain periods, certain other specified items. The calculation of the actual result for the financial goals used the same foreign currency exchange rates used for developing such goals.

TOTAL SHAREHOLDER RETURN AWARDS

To further align executive compensation with stockholder experience, we introduced total shareholder return performance-based RSUs for the March 2019 equity grant, which we also included in the March 2020 equity grant. As with the 2019 awards, the 2020 awards are earned based on total shareholder return over a three-year period compared to the performance of companies that make up the Nasdaq Biotechnology Index.

The multiplier for the total shareholder return performance-based RSUs granted in March 2020 will be determined based on the Company's performance during 2020 through 2022, measured as a percentile compared to the aggregate performance of companies over the same period that made up the Nasdaq Biotechnology Index as of January 1, 2020 (with no changes to the comparator group during the performance period other than removing and not replacing any delisted or suspended companies). The multiplier used to determine the number of earned RSUs could be between 50% and 200%, with a threshold achievement level at the 25th percentile required for earning any RSUs and a ceiling achievement level at the 75th percentile. If BioMarin's performance is above the 50th percentile but the Company's total shareholder return is negative on an absolute basis over the three-year performance period, then the multiplier is capped at 100%. The earned total shareholder return performance-based RSUs, if any, vest in full on the third anniversary of the grant date, subject to the recipient's continued service.

NON-GAAP INCOME AWARDS

To further incentivize executives to focus on profitability over the long term, we introduced non-GAAP income performance-based RSUs for the March 2020 equity grant. The 2020 awards are earned based on the level of non-GAAP income over three, one-year periods spanning 2020 through 2022. The multiplier for each year during the three-year performance period is determined based on the Company's performance during 2020, 2021 and 2022, respectively. The multipliers for each year will be averaged at the end of the three-year performance period to calculate the final multiplier used to calculate the number of earned RSUs, if any. The average multiplier used to determine the number of earned RSUs could be between 50% and 200%, with a threshold achievement level required for earning any RSUs in each year tranche. The Compensation Committee based the non-GAAP income targets used for the awards on the Company's budget and long-range plan, and payouts above target are dependent on achievement of reasonable "stretch" goals representing superior performance. We have not disclosed the specific non-GAAP income targets as they are confidential and disclosure could lead to competitive harm. GAAP income must be greater than zero in any year to earn a multiplier great than 150% for such year. The earned non-GAAP income performance-based RSUs, if any, vest in full on the third anniversary of the grant date, subject to the recipient's continued service.

STRATEGIC GOALS AWARDS

To further incentivize executives to focus on execution of corporate strategy over the long term, we introduced strategic goals performance-based RSUs for the March 2020 equity grant. The 2020 awards are earned based on the number and nature of product development regulatory activities over the three-year performance period of 2020 through 2022. The multiplier used to determine the number of earned RSUs could be between 50% and 200%, with a threshold achievement level required for earning any RSUs. The Compensation Committee based the strategic goal targets used for the awards on the Company's long-term plan, and payouts above target are dependent on achievement of reasonable "stretch" goals representing superior performance. We have not disclosed the specific strategic goal targets as they are confidential and disclosure could lead to competitive harm. The earned strategic goals performance-based RSUs, if any, vest in full on the third anniversary of the grant date, subject to the recipient's continued service.

Service-Based RSUs

The service-based RSUs awarded in March 2020 are subject to a four-year service period, which is the same vesting schedule for service-based RSUs awarded as part of annual equity grants in recent years.

Stock Options

Stock options granted to the NEOs in 2020 vest 12/48ths on the 12-month anniversary of the date of grant, and 1/48th per month thereafter for the next three years, which is the same vesting schedule for stock options awarded as part of the Company-wide annual equity grants in recent years. Stock options have an exercise price equal to 100% of the fair value of our common stock (the closing price of our common stock on the Nasdaq Global Select Market) on the date of grant. They have value only to the extent that the market price of our common stock increases after the grant date. Stock options remain exercisable until expiration of the stock option (10 years after the date of grant).

We believe stock options further emphasize the pay-for-performance link and that the four-year vesting schedule provides our NEOs an incentive to add value to the Company over the long term.

Promotion Equity Grant for Mr. Mueller

In June 2020, the Company awarded Mr. Mueller a supplemental equity grant in connection with his promotion to Executive Vice President and Chief Financial Officer on June 29, 2020. The supplemental equity grant was allocated among the same types of awards and subject to the same terms and conditions as the March 2020 NEO grant described above. Details regarding the supplemental equity grant awarded to Mr. Mueller in June 2020 are set forth in the "*Grants of Plan-Based Awards*" table in this Proxy Statement.

Compensation Committee Considerations

The equity compensation granted to the NEOs in March 2020 was determined based on a number of factors. The Compensation Committee gave particular consideration to our performance, and also considered equity grants of the 2020 Peer Group based on a Black-Scholes valuation and data from the Radford Life Sciences survey and the Compensation Consultant. For a discussion of the methodology and assumptions used in determining the valuation of our equity awards, see Notes 3 and 16, respectively, to our financial statements for the year ended December 31, 2020, included in the Company's Annual Report on Form 10-K for the year ended December 31, 2020, as filed with the SEC on February 26, 2021.

In determining the allocation of stock options and RSUs (service-based and performance-based), the Compensation Committee considered a variety of factors, including the effect on the total number of shares to be issued under our equity plan, peer group practices and the comparative value of stock options and RSUs. Overall, the Compensation Committee sought to set equity compensation to be competitive in the market to retain the talent that the Company needs. The considerations in differentiating grants among the NEOs were principally level of responsibility and experience. The Committee also considered historic grants, retention value, level of responsibility, experience of individual, individual contribution and expected future contribution.

We have reviewed our historical stock option grant practices to consider if the stock options were properly dated. Based on such review, we believe that all stock options were issued on the date approved by the Board or a properly authorized committee and that the exercise price for each stock option issued since the date of our initial public offering was the closing price of our common stock on the date of issuance, unless the stock option grant specifically approved a different price in accordance with the terms of the applicable stock option plan pursuant to which such stock option was granted.

2021 Annual Grant

As discussed elsewhere in this Proxy Statement, the Compensation Committee reduced the values of 2021 equity grants for our NEOs in recognition of the recent experience of our stockholders and the Company's focus on controlling expenses while continuing to face headwinds from the COVID-19 pandemic, loss of U.S. market exclusivity for Kuvan and a delay in the potential regulatory approval of valoctocogene roxaparvovec for severe hemophilia A.

2021 Equity Grant Reductions

 **CEO Grant**
Decreased by over **15%**, or by **$2.5 million**

 **President of R&D Grant**
Decreased by over **20%**, or by **$1.5 million**

Other Benefits and Perquisites

We provide a comprehensive benefits package, including health insurance, dental insurance, life insurance, disability insurance, a 401(k) matching program, and an employee stock purchase plan, which is intended to meet the requirements of Section 423 of the Code. These benefits are generally available to all employees, including our NEOs. The 401(k) matching program matches 100% of an employee's contribution up to the lesser of 6% of his or her annual salary or the IRS compensation limit, with immediate vesting of all 401(k) matches.

We provide our NEOs, along with other officers, a limited number of perquisites. The specific perquisite amounts for each NEO for 2018, 2019 and 2020 are set forth under "*All Other Compensation*" in the *"Summary Compensation Table"* in this Proxy Statement.

An item is not a perquisite if it is integrally and directly related to the performance of the executive's duties. An item is a perquisite if it confers a direct or indirect benefit that has a personal aspect, without regard to whether it may be provided for some business reason or for the convenience of the Company, unless it is generally available on a non-discriminatory basis to all employees.

We provide perquisites, including the following, to our NEOs:

- *Sporting and Event Tickets.* We purchase season and other tickets to sporting, cultural and other events. When these tickets are provided to executives (including our NEOs) for personal use, the value of the tickets is included in their compensation. These tickets are not used for the entertainment of healthcare professionals.
- *Reimbursement for Financial and Tax Planning and Preparation Services.* We reimburse our executive officers, including our NEOs, for personal financial planning and tax preparation. The benefit is limited to $5,000 annually for our Chief Executive Officer, $3,500 annually for Senior Vice Presidents and Executive Vice Presidents and $2,500 annually for all other Vice Presidents and is taxable to the executive. The perquisite is intended to encourage and assist our executives to engage knowledgeable experts to assist with financial and tax planning.
- *Life Insurance.* In accordance with the terms of our employment agreement with Mr. Bienaimé, as amended and restated on December 13, 2017, we provide Mr. Bienaimé with a fully paid, whole life insurance policy with a stated death benefit of $500,000. This benefit is taxable to Mr. Bienaimé. In addition, we provide Mr. Bienaimé with term life insurance coverage generally provided to all employees with a death benefit up to two times an employee's salary. (Mr. Bienaimé's death benefit is subject to a $1,000,000 cap; all other employees are subject to a $600,000 cap.)
- *Health Assessments.* We offer our executive officers, including our NEOs, annual comprehensive health assessments at a local medical facility. The non-taxable perquisite is intended to encourage our executives to engage knowledgeable experts to assist with their health and well-being.
- *Financial Guidance.* We offer our executive officers, including our NEOs, integrated financial counseling with a financial advisor. The taxable perquisite is intended to encourage our executives to engage knowledgeable experts to assist with their personal financial planning.

Additionally, in 2020, a personal guest of Mr. Bienaimé accompanied him on a business trip on a jet in which the Company has a fractional interest, and he also used the same jet for two personal domestic trips.

We also offer our executive officers severance benefits. See the "*Post-Employment Obligations*" section below.

Nonqualified Deferred Compensation

Our NEOs, other members of management, and other highly-compensated employees are eligible to enroll in our Nonqualified Deferred Compensation Plan under which they may elect to defer up to 100% of RSU awards and up to 50% of salary and annual cash incentive awards, in each case subject to limitations to allow us to make necessary withholding payments, and thereby defer taxation of these deferred amounts until actual payment of the deferral amounts in future years. See the table within the *"Nonqualified Deferred Compensation Plan"* section of this Proxy Statement for detailed information regarding the account balances for each NEO.

Post-Employment Obligations

We have employment agreements with all of our executive officers (including all of our NEOs) that provide severance benefits if an executive terminates employment with us for a good reason specified in the employment agreement (e.g., a change in work location of more than a specified distance from the previous location) or if the executive is terminated without cause or in connection with a corporate transaction or change in control. See the *"Potential Payments Upon Termination or Change in Control"* section of this Proxy Statement for a more detailed discussion of the terms of these arrangements and the amounts payable to our NEOs under them.

We believe that these arrangements enhance retention in the face of the disruptive impact of a highly competitive industry and any possible change in control of the Company. In addition, the program is intended to align executive and stockholder interests by enabling executives to consider corporate transactions that are in the best interests of our stockholders and other constituents without undue concern over whether the transactions may jeopardize the executives' own employment.

No post-employment benefits are payable to our NEOs under their employment agreements if their termination is for cause, for a voluntary resignation (other than as set forth above), retirement or due to death (except for Company-provided life insurance policies described under the "*Compensation Discussion and Analysis—Other Benefits and Perquisites*" section of this Proxy Statement and the acceleration of vesting upon death described below).

To remain competitive with peer company practices and serve as a valuable benefit for employee recruitment and retention, in June 2015 the Board adopted a policy for the acceleration of equity awards upon the death of an employee (including our NEOs). Upon the death of an employee, all the employee's unvested equity awards with time-based vesting vest in full and all unvested equity awards with performance-based vesting vest in full as if the target values had been achieved, and such awards remain exercisable for one year after death. As of December 31, 2020, each of our NEOs was eligible for this benefit.

To reward long-standing service to the Company, in December 2016, we clarified the scope of the Retirement Benefit for Directors and Senior Officers by amending it so that directors and officers with a title of "Vice President" or above who have a combined age and total term of employment (or service as director) of at least 65 years at the time of terminating service to the Company for any reason other than cause are permitted to exercise all their stock options that were both vested and outstanding as of the date of termination of service through the term of their stock options, as if their service were continuing. As of December 31, 2020, all of the NEOs other than Dr. Guyer were eligible for this benefit.

In December 2016, the Compensation Committee approved a retirement benefit applicable to certain of the Company's senior executives, including the NEOs, but excluding the Chief Executive Officer. The retirement benefit provides that, upon a senior executive's attainment of age 64 and completion of at least five years of service with the Company, (i) the executive's then-unvested RSUs and (ii) RSU grants and non-qualified stock option award grants made after adoption of the retirement benefit (except award grants made pursuant to award agreements that specifically exclude the retirement benefit), whether time-based or performance-based, will continue to vest according to their terms, whether or not the executive's service is continuing; provided, however, that the executive's service is not terminated for cause. As of December 31, 2020, Dr. Baffi was the only NEO eligible for this benefit.

Furthermore, in May 2020, the Compensation approved a retirement benefit applicable to the Chief Executive Officer to encourage his retention and provide parity with the Company's other senior executives. The retirement benefit provides that, if the Chief Executive Officer remains in his position through December 31, 2024, then any RSU grants and non-qualified stock option award grants made after adoption of the retirement benefit (except award grants made pursuant to award agreements that specifically exclude the retirement benefit), whether time-based or performance-based, will continue to vest according to their terms, whether or not the Chief Executive Officer service is continuing; provided, however, that his service is not terminated for cause.

Our Decision-Making Process

The Compensation Committee supervises the implementation of our compensation program to ensure it is consistent with our compensation philosophy. The Compensation Committee charter requires that the Compensation Committee meet when deemed necessary or desirable by the Compensation Committee or its Chair, generally at least four times per year. The agenda for each meeting is usually developed by the Chair of the Compensation Committee, in consultation with our Chief Executive Officer, head of Human Resources, General Counsel and the Compensation Consultant. The Compensation Committee meets regularly in executive session. However, Mr. Bienaimé, our Chief Executive Officer, Mr. Davis, our Executive Vice President, General Counsel and Secretary, and Ms. Amy Wireman, our Senior Vice President, Human Resources, in addition to the Compensation Consultant, regularly attend portions of the Compensation Committee meetings to provide analysis and information to assist the Compensation Committee with its recommendations on various human resources and compensation matters. The members of management generally do not participate in the executive sessions of the Compensation Committee unless invited by the Compensation Committee to provide specific information during closed session. No individual member of management is present for votes related to such individual's compensation.

Compensation Committee

The duties and responsibilities of the Compensation Committee are set forth above in the *"Information Regarding Committees of the Board of Directors"* section of this Proxy Statement and detailed in the charter of the Compensation Committee. The full text of the Compensation Committee Charter can be found in the Corporate Governance section of the Investors section of our website at *www.bmrn.com*. Information on our website is NOT incorporated by reference in this Proxy Statement. The composition of the Compensation Committee is determined by our Board, after a recommendation by the CGN Committee.

Compensation Consultant

The Compensation Committee is authorized to select and retain independent advisors and counsel to assist in carrying out its duties and responsibilities. The Company provides appropriate funding to the Compensation Committee to do so. The Compensation Consultant reports directly to the Compensation Committee, which retains sole authority to direct the work and employ the Compensation Consultant. The Compensation Committee regularly reviews the services provided by the Compensation Consultant and believes that the engagement was consistent with Nasdaq listing standards and does not raise any conflicts of interest. The Compensation Committee continues to monitor the independence of its Compensation Consultant on a periodic basis.

Since August 2016, Mercer LLC has served as the Compensation Consultant to the Compensation Committee. The Compensation Consultant conducts analyses and provides advice on, among other things, the appropriate peer group, executive compensation for our Chief Executive Officer and other executive officers, equity compensation, and compensation trends in the biotechnology industry. As part of its analysis, the Compensation Consultant collects and analyzes compensation information from a comparative group of biotechnology companies or "peer group" approved by the Compensation Committee. The Compensation Committee evaluates the criteria used in establishing the peer group at least annually, to ensure that it appropriately represents the companies competing with us to attract and retain talent and represents a sufficiently broad group to provide meaningful data trends across multiple years. The Compensation Committee seeks input from management in addition to the Compensation Consultant to ensure the peer group is consistent with our current business model. The peer group used for 2020 is discussed above.

In March 2021, the Compensation Consultant affirmed to the Compensation Committee that the total fees paid to it by BioMarin do not represent a significant concentration of its revenue for its most recent fiscal year, that it had policies in place to mitigate conflicts of interest, that it was not aware of any business or personal relationships between the members of its consulting team serving BioMarin and any member of the Compensation Committee, that it was not aware of any member of its consulting team serving BioMarin owning any stock of BioMarin, and that it is not aware of any business or personal relationships between the Compensation Consultant or the Company's executive officers. The total dollar amount of services that the Compensation Consultant provided to BioMarin in 2020 was $880,020, of which approximately $200,869 was paid in connection with executive and director remuneration services and approximately $679,151 was paid in connection with health and benefit consulting services. In addition, for this same period, fees paid to the Compensation Consultant's sister company Marsh approximated $352,408, which was paid in connection with insurance brokerage services. The Compensation Committee has reviewed the level of services provided to BioMarin by the Compensation Consultant and does not believe the services give rise to a conflict of interest or compromise the Compensation Consultant's independence in advising the Compensation Committee.

Accounting and Tax Considerations

Nonqualified Deferred Compensation — Internal Revenue Code Section 409A regulates nonqualified deferred compensation arrangements, including the time and form of payment. A more detailed discussion of our nonqualified deferred compensation arrangements is provided below under the *"Nonqualified Deferred Compensation Plan"* section of this Proxy Statement.

Accounting for Stock-Based Compensation — Stock-based compensation is accounted for in accordance with FASB ASC Topic 718, Compensation – Stock Compensation, which requires us to estimate and record an expense for each equity award over the vesting period of the award. For valuation methodology and assumptions used in determining these values, see Notes 3 and 16, respectively, to the consolidated financial statements contained in the Company's Annual Report on Form 10-K for the year ended December 31, 2020, as filed with the SEC on February 26, 2021. Generally, the Compensation Committee does not make compensation decisions based on the tax or accounting treatment of any particular form of compensation; however, it has considered and approved and may in the future consider the grant of alternative equity incentives to our NEOs in lieu of stock option grants in light of the accounting impact of FASB ASC Topic 718 with respect to stock option grants and other considerations.

Section 162(m) — Section 162(m) of the Code (Section 162(m)) generally provides that publicly held companies may not deduct compensation paid to certain of their top executive officers to the extent that such compensation exceeds $1 million per officer in any year. In connection with 2017 tax reform legislation, the exemption from the deduction limit under Section 162(m) for "performance-based compensation" was repealed, such that compensation paid to our "covered employees" in excess of $1 million will not be deductible unless it qualifies for transition relief applicable to certain "grandfathered" arrangements in place as of and not modified after November 2, 2017. While the Compensation Committee considers the deductibility of awards as one factor in determining executive compensation, the Compensation Committee also looks at other factors in making its decisions and retains the flexibility to award compensation that it determines to be consistent with the goals of our executive compensation program even if the compensation is not deductible by us for tax purposes.

Executive Officer Stock Ownership Guidelines

To preserve the link between the interests of executives and those of stockholders, the Compensation Committee and the Board established stock ownership guidelines for our executives. See the *"Director and Officer Stock Ownership Guidelines"* section of this Proxy Statement for a more detailed discussion of our stock ownership guidelines.

Compensation Committee Report[1]

The Compensation Committee has reviewed and discussed the *Compensation Discussion and Analysis* contained herein with management, and based on such review and discussions, the Compensation Committee has recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement and incorporated into BioMarin's Annual Report on Form 10-K for the year ended December 31, 2020.

Respectfully submitted on April 5, 2021 by the members of the Compensation Committee of the Board of Directors:

Michael Grey, Chair
Elizabeth McKee Anderson
Robert J. Hombach
David E.I. Pyott, M.D. (Hon.)

(1)   The material in this report is not deemed "soliciting material," is not deemed "filed" with the SEC, is not subject to Regulation 14A or 14C or to the liabilities of Section 18 of the Exchange Act, and is not to be incorporated by reference into any filing of BioMarin under the Securities Act or the Exchange Act, whether made before or after the date hereof and irrespective of any general incorporation language in any such filing.

EXECUTIVE COMPENSATION TABLES

Summary Compensation Table

The following table discloses compensation awarded to, earned by or paid to the following persons during 2020, 2019 and 2018: (i) Jean-Jacques Bienaimé, our Chief Executive Officer; (ii) Brian R. Mueller, our Chief Financial Officer, (iii) Daniel Spiegelman, our former Chief Financial Officer; (iii) Jeff Ajer, C. Greg Guyer, Ph.D. and Henry J. Fuchs, M.D., the three most highly-compensated executive officers other than the Chief Executive Officer and former Chief Financial Officer who were serving as executive officers at the end of fiscal year 2020 and whose salary and bonus exceeded $100,000; and (iv) Robert A. Baffi, Ph.D., a strategic advisor and former executive officer for whom disclosure would have been provided as one of the three most highly-compensated executive officers but for the fact that he was not serving as an executive officer at the end of fiscal year 2020. These individuals are referred to throughout this Proxy Statement as the "Named Executive Officers" or NEOs.

Name and Principal Position	Year	Salary[1]	Bonus	Stock Awards[2]	Option Awards[3]	Non-Equity Incentive Plan Compensation[4]	All Other Compensation[5]	Total
Jean-Jacques Bienaimé	2020	$1,298,846	—	$11,650,975	$3,410,347	$1,663,200	$ 95,765	$18,119,133
Chief Executive Officer	2019	1,200,385	—	11,581,044	3,220,218	2,323,200	81,009	18,405,856
	2018	1,149,423	—	7,745,268	4,958,437	1,709,840	64,925	15,627,893
Brian R. Mueller	2020	600,923	—	4,009,685	845,333	363,000	21,590	5,840,531
Executive Vice President and	2019	417,235	—	546,383	356,857	336,000	20,061	1,676,536
Chief Financial Officer	2018	402,712	—	477,185	305,155	320,000	19,633	1,524,685
Daniel Spiegelman	2020	449,519	—	—	—	—	1,860,457[6]	2,309,976
Former Executive Vice President,	2019	620,192	—	3,120,022	867,181	600,000	32,507	5,239,902
Chief Financial Officer[6]	2018	593,269	—	2,085,908	1,335,054	482,400	25,072	4,521,703
Jeff Ajer	2020	628,654	—	2,696,310	788,869	402,600	20,003	4,536,436
Executive Vice President,	2019	580,192	—	4,303,656	867,181	561,600	31,693	6,344,322
Chief Commercial Officer	2018	554,232	—	2,146,078	1,373,198	450,240	21,635	4,545,383
Robert A. Baffi, Ph.D.	2020	637,115	—	2,769,042	810,197	443,300	29,047	4,688,701
Former President of Global	2019	580,192	—	4,390,232	891,958	608,400	32,721	6,503,503
Manufacturing and Technical Operations	2018	553,270	—	2,025,736	1,296,910	525,240	26,762	4,427,918
Henry J. Fuchs, M.D.	2020	769,231	—	4,732,826	1,385,520	536,250	32,748	7,456,575
President, Worldwide R&D	2019	695,192	—	4,275,463	1,189,277	828,000	29,567	7,017,499
	2018	668,269	—	2,680,926	1,716,498	687,925	24,111	5,777,729
C. Greg Guyer, Ph.D.	2020	392,308	250,000[7]	3,166,214	2,109,894	262,500	162,583	6,343,499
Chief Technical Officer and Executive	2019	—	—	—	—	—	—	—
Vice President of Global Manufacturing and Technical Operations	2018	—	—	—	—	—	—	—

(1) See the "Compensation Discussion and Analysis—Base Salary" section of this Proxy Statement for further information regarding amounts in this column.

(2) The amounts in this column reflect the aggregate grant date fair value computed in accordance with FASB ASC Topic 718 of service-based RSUs and performance-based RSUs granted in 2020. For the service-based RSUs and non-GAAP income and strategic goals performance-based RSUs awarded in 2020, the grant date fair value was computed using the closing price of our common stock on the date of grant. For the total shareholder return performance-based RSUs awarded in 2020, the Company utilized a Monte Carlo simulation model to determine a weighted-average grant date fair value of $115.85 per RSU. For valuation methodology and assumptions used in determining these values, see Notes 3 and 16, respectively, to the consolidated financial statements contained in the Company's Annual Report on Form 10-K for the year ended December 31, 2020, as filed with the SEC on February 26, 2021. See the "Compensation Discussion and Analysis—Equity Compensation" section of this Proxy Statement for further information regarding amounts in this column. The table below shows the target and maximum payouts that were possible for the performance-based RSUs awarded in 2020 based on the value at the date of grant and the payout ranges.

NEO	Target Payout	Maximum Payout
Jean-Jacques Bienaimé	$ 8,340,148	$16,680,296
Brian R. Mueller	1,891,788	3,783,576
Daniel Spiegelman	—	—
Jeff Ajer	1,930,058	3,860,116
Robert A. Baffi, Ph.D.	1,982,121	3,964,242
Henry J. Fuchs, M.D.	3,387,826	6,775,652
C. Greg Guyer, Ph.D.	—	—

The performance-based RSUs awarded in 2020 will be earned based on the Company's performance under three metrics: (1) relative total shareholder return, (2) non-GAAP income and (3) strategic goals, with the Company's performance for all awards measured over the three-year period of 2020 through 2022. The numbers of performance-based RSUs that will be earned based on the Company's performance over the three-year period of 2020 through 2022 will not be determined until after the performance period ends on December 31, 2022. See the "Compensation Discussion and Analysis—Equity Compensation" section of this Proxy Statement for further information regarding amounts in this column.

(3)   The amounts in this column reflect the aggregate grant date fair values computed in accordance with FASB ASC Topic 718. For valuation methodology and assumptions used in determining these values, see Notes 3 and 16, respectively, to the consolidated financial statements contained in the Company's Annual Report on Form 10-K for the year ended December 31, 2020, as filed with the SEC on February 26, 2021. See the "Compensation Discussion and Analysis—Equity Compensation" section of this Proxy Statement for further information regarding amounts in this column.

(4)   Amounts noted for 2020 represent amounts earned by the NEOs during 2020, but paid in 2021. Amounts noted for 2019 represent amounts earned by the NEOs during 2019, but paid in 2020. Amounts noted for 2018 represent amounts earned by the NEOs during 2018, but paid in 2019. See the "Compensation Discussion and Analysis—Annual Cash Incentive" section of this Proxy Statement for further information regarding amounts in this column.

(5)   These amounts represent the amounts paid for tickets to sporting, cultural and other events, reimbursements for personal financial and tax planning and preparation, imputed income associated with life insurance premium payments, health assessments and vested 401(k) matching for each NEO. For Mr. Bienaimé, the amount also includes (a) the incremental cost to us of a personal guest of Mr. Bienaimé accompanying him on a business trip on a jet in which the Company has a fractional interest and (b) $33,876 representing the incremental cost to us of two personal domestic trips on the same jet. See the "Compensation Discussion and Analysis—Other Benefits and Perquisites" section of this Proxy Statement for further information regarding amounts in this column.

(6)   Mr. Spiegelman stepped down as Executive Vice President and Chief Financial Officer, effective January 29, 2020, and he remained with BioMarin as a full-time employee and senior advisor until September 1, 2020. For Mr. Spiegelman, the amount in the "All Other Compensation" column includes $1,751,025 representing a lump-sum severance payment made in connection with his transition and pursuant to his amended and restated employment agreement and as disclosed in the Company's Current Report on Form 8-K filed with the SEC on February 3, 2020.

(7)   In connection with Dr. Guyer's appointment to Chief Technical Officer and Executive Vice President of Global Manufacturing and Technical Operations, effective May 4, 2020, he received a one-time sign-on bonus of $250,000.

2020 CEO Pay Ratio

As required by the Dodd-Frank Act and SEC Regulation S-K of the Exchange Act, we are providing the following information about our 2020 CEO pay ratio, the relationship of the annual total compensation of our CEO to the annual total compensation of our median-paid employee for 2020. Our CEO pay ratio is a reasonable good faith estimate calculated in a manner consistent with Item 402(u) of Regulation S-K.

Our CEO pay ratio for 2020, calculated as described below, was 100 to 1. This ratio was based on the following:

- the annual total compensation of our CEO, determined as described below, was $18,119,133; and
- the median of the annual total compensation of all employees (other than our CEO), determined in accordance with SEC rules and as described below, was $181,141.

METHODOLOGY FOR DETERMINING OUR MEDIAN EMPLOYEE

The SEC CEO pay ratio rules allow a registrant to use the same median employee for up to three years, as long as there were no significant changes to the median employee's status, aggregate employee population or compensation programs. For this year's proxy, a new employee has been identified given the three-year limitation. The methodology and the material assumptions and estimates we used in 2020 to determine the median employee were as follows:

EMPLOYEE POPULATION

- *Total Global Population.* We determined that, as of October 1, 2020, the date we selected to identify the median employee, our employee population consisted of approximately 3,017 individuals working for BioMarin and our consolidated subsidiaries, with approximately 73% of these individuals located in the U.S. and approximately 27% located outside the U.S.
- *De Minimis Exemption.* As permitted by SEC rules, we have chosen to exclude employees who are employed in certain jurisdictions from the determination of our median employee, given the relatively small number of employees in those jurisdictions and the estimated additional time, effort and expense that would be required to obtain and analyze their compensation information. In total, we excluded less than 5% of our non-U.S. workforce (100 individuals) for purposes of identifying the median employee, as shown in the table below.

As noted above, the total number of our U.S. and non-U.S. employees irrespective of this de minimis exemption as of October 1, 2020 was approximately 3,017, and the total was approximately 2,917 after excluding the 100 employees noted below.

De Minimis Exemption Jurisdictions	Number of Employees
Argentina	16
Chile	3
China	6
Colombia	24
Croatia	1
Denmark	1
Hungary	1
Malaysia	1
Mexico	9
Netherlands	4
Russia	11
Slovakia	1
Taiwan	3
Turkey	19
Total Number of Employees Excluded Pursuant to the *De Minimis* Exemption	100

COMPENSATION MEASURE USED TO IDENTIFY THE MEDIAN EMPLOYEE

Given the geographical distribution of our employee population, we use a variety of pay elements to structure the compensation arrangements of our employees. Consequently, for purposes of measuring the compensation of our employees to identify the median employee, rather than using annual total compensation, we selected annualized base salary plus actual paid annual cash incentive compensation and allowances paid through October 1, 2020 as the compensation measure.

- We annualized the compensation of employees to cover the full calendar year, and also annualized any new hires in 2020 as if they were hired at the beginning of the fiscal year, as permitted by SEC rules, in identifying the median employee.
- We did not make any cost-of-living adjustments in identifying the median employee.
- Using this methodology, we determined the median-paid employee for the year ended December 31, 2020.

ANNUAL TOTAL COMPENSATION OF MEDIAN EMPLOYEE

To determine the annual total compensation of the median employee to calculate the ratio, we identified and calculated the elements of that employee's compensation for the full year in accordance with the requirements of Item 402(c)(2)(x) of Regulation S-K.

ANNUAL TOTAL COMPENSATION OF CHIEF EXECUTIVE OFFICER

With respect to the annual total compensation of our CEO, in accordance with SEC rules, we included the amount reported for Mr. Bienaimé in the "Total" column in the *"Summary Compensation Table"* included in this Proxy Statement.

Grants of Plan-Based Awards

The following table sets forth certain information for each plan-based award during fiscal year 2020 to each of the NEOs.

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units(#)[2]	All Other Option Awards: Number of Securities Underlying Options(#)[3]	Exercise or Base Price of Option Awards ($/Share)[4]	Grant Date Fair Value of Stock and Option Awards ($)[5]
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)				
Jean-Jacques Bienaimé	3/16/2020	—	—	—	—	—	—	—	127,920	73.82	3,410,347
	3/16/2020	—	—	—	—	—	—	44,850	—	—	3,310,827
	3/16/2020	—	—	—	11,215	22,430	44,860[7]	—	—	—	1,655,783
	3/16/2020	—	—	—	11,215	22,430	44,860[8]	—	—	—	1,655,783
	3/16/2020	—	—	—	22,425	44,850	89,700[9]	—	—	—	5,028,582
	n/a	[6]	1,512,000	3,024,000[10]	—	—	—	—	—	—	—
Brian R. Mueller	3/16/2020	—	—	—	—	—	—	—	9,600	73.82	255,936
	6/29/2020	—	—	—	—	—	—	—	13,230	122.18	589,397
	2/3/2020	—	—	—	—	—	—	5,800	—	—	487,258
	3/16/2020	—	—	—	—	—	—	6,730	—	—	496,809
	6/29/2020	—	—	—	—	—	—	4,640	—	—	566,915
	3/16/2020	—	—	—	425	850	1,700[7]	—	—	—	62,747
	3/16/2020	—	—	—	425	850	1,700[8]	—	—	—	62,747
	3/16/2020	—	—	—	845	1,690	3,380[9]	—	—	—	189,483
	6/29/2020	—	—	—	2,320	4,640	9,280[8]	—	—	—	566,915
	6/29/2020	—	—	—	2,320	4,640	9,280[9]	—	—	—	1,009,896
	n/a	[6]	330,000	660,000[10]	—	—	—	—	—	—	—
Daniel Spiegelman	—	—	—	—	—	—	—	—	—	—	—
Jeff Ajer	3/16/2020	—	—	—	—	—	—	—	29,590	73.82	788,869
	3/16/2020	—	—	—	—	—	—	10,380	—	—	766,252
	3/16/2020	—	—	—	2,595	5,190	10,380[7]	—	—	—	383,126
	3/16/2020	—	—	—	2,595	5,190	10,380[8]	—	—	—	383,126
	3/16/2020	—	—	—	5,190	10,380	20,760[9]	—	—	—	1,163,806
	n/a	[6]	366,000	732,000[10]	—	—	—	—	—	—	—
Robert A. Baffi, Ph.D.	3/16/2020	—	—	—	—	—	—	—	30,390	73.82	810,197
	3/16/2020	—	—	—	—	—	—	10,660	—	—	786,921
	3/16/2020	—	—	—	2,665	5,330	10,660[7]	—	—	—	393,461
	3/16/2020	—	—	—	2,665	5,330	10,660[8]	—	—	—	393,461
	3/16/2020	—	—	—	5,330	10,660	21,320[9]	—	—	—	1,195,199
	n/a	[6]	403,000	806,000[10]	—	—	—	—	—	—	—
Henry J. Fuchs, M.D.	3/16/2020	—	—	—	—	—	—	—	51,970	73.82	1,385,520
	3/16/2020	—	—	—	—	—	—	18,220	—	—	1,345,000
	3/16/2020	—	—	—	4,555	9,110	18,220[7]	—	—	—	672,500
	3/16/2020	—	—	—	4,555	9,110	18,220[8]	—	—	—	672,500
	3/16/2020	—	—	—	9,110	18,220	36,440[9]	—	—	—	2,042,826
	n/a	[6]	487,500	975,000[10]	—	—	—	—	—	—	—
C. Greg Guyer, Ph.D.	5/4/2020	—	—	—	—	—	—	—	64,150	90.36	2,109,894
	5/4/2020	—	—	—	—	—	—	35,040	—	—	3,166,214
	n/a	[6]	238,680	477,360[10]	—	—	—	—	—	—	—

(1)   Annual Cash Incentive: Amounts represent potential payments under our 2020 cash incentive program, which were paid in 2021. For further discussion of our annual cash incentive program, see the "Compensation Discussion and Analysis—Annual Cash Incentive" section of this Proxy Statement and see the "Summary Compensation Table" above for amounts actually paid under the 2020 cash incentive program.

(2) Service-Based RSUs: The service-based RSUs granted in March 2020 (and in June 2020 for Mr. Mueller) vest over a four-year period, vesting at the rate of one fourth on the anniversary of the grant date and one fourth each anniversary of the grant date thereafter subject to the recipient's continued service. The service-based RSUs granted to Mr. Mueller in February 2020 vest 1/2 on the first anniversary of the grant date and 1/2 on the second anniversary of the grant date, subject to his continued service. The retirement benefit applicable to certain of the Company's senior executives, including the NEOs, but specifically excluding the Chief Executive Officer, providing for continued vesting after certain criteria are met as described in the "Compensation Discussion and Analysis—Post-Employment Obligations" section of this Proxy Statement does not apply to Mr. Mueller's June 2020 grant. For a description of acceleration and extended vesting terms applicable to certain of the awards, please see the "Compensation Discussion and Analysis—Post-Employment Obligations" and "Executive Compensation Tables—Potential Payments upon Termination or Change in Control" sections of this Proxy Statement.

(3) Stock Options: Stock options vest 12/48ths on the 12-month anniversary of the date of grant, and 1/48th per month thereafter for the next three years and remain exercisable until expiration of the stock option (10 years after the date of grant). For a description of acceleration and extended vesting terms applicable to certain of the awards, please see the "Compensation Discussion and Analysis—Post-Employment Obligations" and "Executive Compensation Tables—Potential Payments upon Termination or Change in Control" sections of this Proxy Statement.

(4) Stock options were granted at an exercise price equal to the closing price of our common stock on the Nasdaq Global Select Market on the date of the grant.

(5) The amounts presented above represent the aggregate grant date fair value of the stock option grant, service-based RSU awards or performance-based RSU awards computed in accordance with FASB ASC Topic 718. The grant date fair value for stock option awards granted in March, May, and June 2020 were $26.66, $32.89 and $44.55 per share, respectively, and the grant date fair value of the service-based RSU awards and performance-based RSUs was computed using the closing price of our common stock on the date of grant. For the total shareholder return performance-based RSUs, the Company utilized a Monte Carlo simulation model to determine a weighted-average grant date fair value of $115.85 per RSU. For valuation methodology and assumptions used in determining these values, see Notes 3 and 16, respectively, to the consolidated financial statements contained in the Company's Annual Report on Form 10-K for the year ended December 31, 2020, as filed with the SEC on February 26, 2021.

(6) The potential payouts under our 2020 cash incentive program are performance-driven and completely at risk; therefore, the minimum possible payout is zero.

(7) Non-GAAP Income Performance-Based RSUs: Amounts represent the potential numbers of performance-based RSUs that may be earned based on the level of non-GAAP income over three, one-year periods spanning 2020 through 2022. The number of performance-based RSUs that will be earned will not be determined until after the performance period ends on December 31, 2022. The earned performance-based RSUs, if any, vest in full on the third anniversary of the grant date subject to the recipient's continued service. For further discussion of the performance-based RSU awards granted in 2020, see the "Compensation Discussion and Analysis—Equity Compensation" section of this Proxy Statement. For a description of acceleration and extended vesting terms applicable to certain of the awards, please see the "Compensation Discussion and Analysis—Post-Employment Obligations" and "Executive Compensation Tables—Potential Payments upon Termination or Change in Control" sections of this Proxy Statement.

(8) Strategic Goals Performance-Based RSUs: Amounts represent the potential numbers of performance-based RSUs that may be earned based on the number and nature of product development regulatory activities over the three-year performance period of 2020 through 2022. The number of performance-based RSUs that will be earned will not be determined until after the performance period ends on December 31, 2022. The earned performance-based RSUs, if any, vest in full on the third anniversary of the grant date subject to the recipient's continued service. For further discussion of the performance-based RSU awards granted in 2020, see the "Compensation Discussion and Analysis—Equity Compensation" section of this Proxy Statement. For a description of acceleration and extended vesting terms applicable to certain of the awards, please see the "Compensation Discussion and Analysis—Post-Employment Obligations" and "Executive Compensation Tables—Potential Payments upon Termination or Change in Control" sections of this Proxy Statement.

(9) Total Shareholder Return Performance-Based RSUs: Amounts represent the potential numbers of performance-based RSUs that may be earned based on total shareholder return compared to the performance of companies that make up the Nasdaq Biotechnology Index over the three-year performance period of 2020 through 2022. The number of performance-based RSUs that will be earned will not be determined until after the performance period ends on December 31, 2022. The earned performance-based RSUs, if any, vest in full on the third anniversary of the grant date subject to the recipient's continued service. For further discussion of the performance-based RSU awards granted in 2020, see the "Compensation Discussion and Analysis—Equity Compensation" section of this Proxy Statement. For a description of acceleration and extended vesting terms applicable to certain of the awards, please see the "Compensation Discussion and Analysis—Post-Employment Obligations" and "Executive Compensation Tables—Potential Payments upon Termination or Change in Control" sections of this Proxy Statement.

(10) The maximum achievement for corporate goals under the 2020 cash incentive program is 200%. For further discussion of our annual cash incentive program, see the "Annual Cash Incentive" section of this Proxy Statement and see the "Summary Compensation Table" in this Proxy Statement for amounts actually paid under the 2020 cash incentive program.

The number of stock options and RSUs granted to the Chief Executive Officer is determined based on recommendations by the Compensation Committee and is approved by the Board and the number of stock options and RSUs granted to the other NEOs is determined based on a recommendation from the Chief Executive Officer and is approved by the Compensation Committee. See the "*Equity Compensation*" section of this Proxy Statement for additional information regarding grant practices.

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth the outstanding unexercised stock options granted pursuant to equity awards as of the end of fiscal year 2020 for each of the NEOs.

Name	Grant Date	Number of Securities Underlying Unexercised Options Exercisable[1] (#)	Number of Securities Underlying Unexercised Options Unexercisable[1] (#)	Option Exercise Price ($)[2]	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)[4]
Jean-Jacques Bienaimé	5/12/2011	139,513	—	26.49	5/11/2021	—	—
	5/8/2012	140,000	—	37.46	5/7/2022	—	—
	5/15/2013	220,500	—	67.81	5/14/2023	—	—
	6/4/2014	191,000	—	63.10	6/3/2024	—	—
	3/3/2015	90,500	—	108.36	3/2/2025	—	—
	3/15/2016	136,050	—	83.43	3/14/2026	—	—
	3/22/2017	135,046	9,004	87.42	3/21/2027	11,130[3]	975,990
	3/15/2018	101,880	46,310	83.57	3/14/2028	23,170[3]	2,031,777
	3/15/2018	—	—	—	—	15,107[5]	1,324,733
	3/15/2019	38,097	48,983	94.53	3/14/2029	26,085[3]	2,287,394
	3/15/2019	—	—	—	—	23,720[5]	2,080,007
	3/15/2019	—	—	—	—	34,780[6]	3,049,858
	3/16/2020	—	127,920	73.82	3/15/2030	44,850[3]	3,932,897
	3/16/2020	—	—	—	—	44,850[6]	3,932,897
	3/16/2020	—	—	—	—	22,430[7]	1,966,887
	3/16/2020	—	—	—	—	22,430[8]	1,966,887
Brian R. Mueller	5/31/2011	6,709	—	28.23	5/30/2021	—	—
	5/8/2012	11,800	—	37.46	5/7/2022	—	—
	5/15/2013	12,900	—	67.81	5/14/2023	—	—
	6/4/2014	10,000	—	63.10	6/3/2024	—	—
	3/16/2015	9,000	—	124.37	3/15/2025	—	—
	3/15/2016	7,000	—	83.43	3/14/2026	—	—
	3/22/2017	7,256	484	87.42	3/21/2027	1,198[3]	105,053
	3/15/2018	6,270	2,850	83.57	3/14/2028	2,855[3]	250,355
	3/15/2019	4,221	5,429	94.53	3/14/2029	4,335[3]	380,136
	2/3/2020	—	—	—	—	5,800[9]	508,602
	3/16/2020	—	9,600	73.82	3/15/2030	6,730[3]	590,154
	3/16/2020	—	—	—	—	1,690[6]	148,196
	3/16/2020	—	—	—	—	850[7]	74,537
	3/16/2020	—	—	—	—	850[8]	74,537
	6/29/2020	—	13,230	122.18	6/28/2030	4,640[3]	406,882
	6/29/2020	—	—	—	—	4,640[6]	406,882
	6/29/2020	—	—	—	—	4,640[8]	406,882
Daniel Spiegelman	5/15/2013	7,370	—	67.81	5/14/2023	—	—
	6/4/2014	21,700	—	63.10	6/3/2024	—	—
	3/3/2015	23,900	—	108.36	3/2/2025	—	—
	3/15/2016	37,290	—	83.43	3/14/2026	—	—
	3/22/2017	39,480	—	87.42	3/21/2027	—	—
	3/15/2018	34,081	—	83.57	3/14/2028	—	—
	3/15/2019	14,167	—	94.53	3/14/2029	—	—

Name	Grant Date	Number of Securities Underlying Unexercised Options Exercisable[1] (#)	Number of Securities Underlying Unexercised Options Unexercisable[1] (#)	Option Exercise Price ($)[2]	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)[4]
Jeff Ajer	5/15/2013	49,000	—	67.81	5/14/2023	—	—
	6/4/2014	15,700	—	63.10	6/3/2024	—	—
	3/3/2015	23,900	—	108.36	3/2/2025	—	—
	3/15/2016	36,280	—	83.43	3/14/2026	—	—
	3/22/2017	37,012	2,468	87.42	3/21/2027	3,050[3]	267,455
	3/15/2018	28,215	12,825	83.57	3/14/2028	6,420[3]	562,970
	3/15/2018	—	—	—	—	4,187[5]	367,158
	3/15/2019	10,258	13,192	94.53	3/14/2029	7,028[3]	616,285
	3/15/2019	—	—	—	—	6,391[5]	560,427
	3/15/2019	—	—	—	—	9,370[6]	821,655
	6/5/2019	—	—	—	—	14,160[10]	1,241,690
	3/16/2020	—	29,590	73.82	3/15/2030	10,380[3]	910,222
	3/16/2020	—	—	—	—	10,380[6]	910,222
	3/16/2020	—	—	—	—	5,190[7]	455,111
	3/16/2020	—	—	—	—	5,190[8]	455,111
Robert A. Baffi, Ph.D.	5/12/2011	80,000	—	26.49	5/11/2021	—	—
	5/8/2012	40,000	—	37.46	5/7/2022	—	—
	5/15/2013	70,000	—	67.81	5/14/2023	—	—
	6/4/2014	47,200	—	63.10	6/3/2024	—	—
	3/3/2015	23,900	—	108.36	3/2/2025	—	—
	3/15/2016	36,280	—	83.43	3/14/2026	—	—
	3/22/2017	36,018	2,402	87.42	3/21/2027	2,968[3]	260,264
	3/15/2018	26,647	12,113	83.57	3/14/2028	6,060[3]	531,401
	3/15/2018	—	—	—	—	3,951[5]	346,463
	3/15/2019	10,552	13,568	94.53	3/14/2029	7,223[3]	633,385
	3/15/2019	—	—	—	—	6,568[5]	575,948
	3/15/2019	—	—	—	—	9,630[6]	844,455
	6/5/2019	—	—	—	—	14,160[9]	1,241,690
	3/16/2020	—	30,390	73.82	3/15/2030	10,660[3]	934,775
	3/16/2020	—	—	—	—	10,660[6]	934,775
	3/16/2020	—	—	—	—	5,330[7]	467,388
	3/16/2020	—	—	—	—	5,330[8]	467,388
Henry J. Fuchs, M.D.	3/3/2015	30,500	—	108.36	3/2/2025	—	—
	3/15/2016	44,340	—	83.43	3/14/2026	—	—
	3/22/2017	60,027	4,003	87.42	3/21/2027	4,948[3]	433,890
	3/15/2018	35,268	16,032	83.57	3/14/2028	8,020[3]	703,274
	3/15/2018	—	—	—	—	5,230[5]	458,619
	3/15/2019	14,070	18,090	94.53	3/14/2029	9,630[3]	844,455
	3/15/2019	—	—	—	—	8,757[5]	767,901
	3/15/2019	—	—	—	—	12,840[6]	1,125,940
	3/16/2020	—	51,970	73.82	3/15/2030	18,220[7]	1,597,712
	3/16/2020	—	—	—	—	18,220[8]	1,597,712
	3/16/2020	—	—	—	—	9,110[7]	798,856
	3/16/2020	—	—	—	—	9,110[8]	798,856
C. Greg Guyer, Ph.D.	5/4/2020	—	64,150	90.36	5/3/2030	35,040[3]	3,072,658

(1)   All stock options vest over a four-year period. Stock options granted before June 15, 2015 vest at the rate of 6/48ths on the sixth-month anniversary of the grant date and 1/48th each month during the optionee's employment. Stock options granted on or after June 15, 2015 vest at the rate of 12/48ths on the 12-month anniversary of the grant date and 1/48th each month thereafter during the optionee's employment. Subject to certain exceptions, the maximum term of stock options granted under the Amended and Restated 2006 Share Incentive Plan (2006 Plan) and the 2017 Plan is 10 years. For a description of acceleration and extended vesting terms applicable to certain of the awards, please see the "Compensation Discussion and Analysis—Post-Employment Obligations" and "Executive Compensation Tables—Potential Payments upon Termination or Change in Control" sections of this Proxy Statement.

(2)   Represents the closing market price of our common stock as reported on the Nasdaq Global Select Market on the grant date.

(3) Represents service-based RSUs. Except as otherwise noted, all service-based RSUs vest over a four-year period, vesting at the rate of one fourth on the anniversary of the grant date and one fourth each anniversary of the grant date thereafter during the recipient's continued service. For a description of acceleration and extended vesting terms applicable to certain of the awards, please see the "Compensation Discussion and Analysis—Post-Employment Obligations" and "Executive Compensation Tables—Potential Payments upon Termination or Change in Control" sections of this Proxy Statement.

(4) The value of RSUs shown in the table that have not yet vested was calculated using $87.69, the closing price of our common stock on December 31, 2020.

(5) Represents earned revenue performance-based RSUs. The numbers of performance-based RSUs reflected in this table are the actual numbers of RSUs earned by the NEOs based on achievement of performance criteria as of the respective measurement dates for each performance award. In early 2019 and 2020, based on the Company's actual performance against the revenue target as of the measurement date (December 31st of the prior year, which is also the year of grant), the Company applied a multiplier of 98% and 102%, respectively, to the target number of performance-based RSUs granted in 2018 and 2019, respectively, to determine the number of performance-based RSUs actually earned. The performance-based RSUs vest over a three-year period, vesting at the rate of one third on the anniversary of the grant date and one third each anniversary of the grant date thereafter during the recipient's continued service with the Company. For a description of acceleration and extended vesting terms applicable to certain of the awards, please see the "Compensation Discussion and Analysis—Post-Employment Obligations" and "Executive Compensation Tables—Potential Payments upon Termination or Change in Control" sections of this Proxy Statement.

(6) Represents unearned total shareholder return performance-based RSUs. The numbers of performance-based RSUs reflected in this table are the target numbers of RSUs granted to the NEOs. Under the terms of these awards, the number of performance-based RSUs that will be earned, if any, are calculated by multiplying the target number of performance-based RSUs by a multiplier. The multiplier will be determined based on the Company's performance as compared to the total shareholder return performance of companies that made up the Nasdaq Biotechnology Index over a three-year performance period commencing on the first day of the year of grant through the last day of the third year following the year of grant. The earned performance-based RSUs, if any, vest in full on the third anniversary of the grant date subject to the recipient's continued service. For further discussion of the performance-based RSU awards granted in 2020, see the "Compensation Discussion and Analysis—Equity Compensation" section of this Proxy Statement. For a description of acceleration and extended vesting terms applicable to certain of the awards, please see the "Compensation Discussion and Analysis—Post-Employment Obligations" and "Executive Compensation Tables—Potential Payments upon Termination or Change in Control" sections of this Proxy Statement.

(7) Represents unearned non-GAAP income performance-based RSUs. The numbers of performance-based RSUs reflected in this table are the target numbers of RSUs granted to the NEOs. Under the terms of these awards, the number of performance-based RSUs that will be earned, if any, are calculated by multiplying the target number of performance-based RSUs by a multiplier. The multiplier will be determined based on the level of non-GAAP income over three, one-year periods spanning 2020 through 2022. The earned performance-based RSUs, if any, vest in full on the third anniversary of the grant date subject to the recipient's continued service. For further discussion of the performance-based RSU awards granted in 2020, see the "Compensation Discussion and Analysis—Equity Compensation" section of this Proxy Statement. For a description of acceleration and extended vesting terms applicable to certain of the awards, please see the "Compensation Discussion and Analysis—Post-Employment Obligations" and "Executive Compensation Tables—Potential Payments upon Termination or Change in Control" sections of this Proxy Statement.

(8) Represents unearned strategic goals performance-based RSUs. The numbers of performance-based RSUs reflected in this table are the target numbers of RSUs granted to the NEOs. Under the terms of these awards, the number of performance-based RSUs that will be earned, if any, are calculated by multiplying the target number of performance-based RSUs by a multiplier. The multiplier will be determined based on the number and nature of product development regulatory activities over the three-year performance period of 2020 through 2022. The earned performance-based RSUs, if any, vest in full on the third anniversary of the grant date subject to the recipient's continued service. For further discussion of the performance-based RSU awards granted in 2020, see the "Compensation Discussion and Analysis—Equity Compensation" section of this Proxy Statement. For a description of acceleration and extended vesting terms applicable to certain of the awards, please see the "Compensation Discussion and Analysis—Post-Employment Obligations" and "Executive Compensation Tables—Potential Payments upon Termination or Change in Control" sections of this Proxy Statement.

(9) Represents service-based RSUs. This grant of service-based RSUs vests 1/2 on the first anniversary of the grant date and 1/2 on the second anniversary of the grant date, subject to the recipient's continued service. The retirement benefit applicable to certain of the Company's senior executives, including the NEOs, but specifically excluding the Chief Executive Officer, providing for continued vesting after certain criteria are met as described in the "Compensation Discussion and Analysis—Post-Employment Obligations" section of this Proxy Statement does not apply to this grant. For a description of acceleration and extended vesting terms applicable to certain of the awards, please see the "Compensation Discussion and Analysis—Post-Employment Obligations" and "Executive Compensation Tables—Potential Payments upon Termination or Change in Control" sections of this Proxy Statement.

(10) Represents service-based RSUs. This grant of service-based RSUs vest in full on the third anniversary of the grant date, subject to the recipient's continued service. The retirement benefit applicable to certain of the Company's senior executives, including the NEOs, but specifically excluding the Chief Executive Officer, providing for continued vesting after certain criteria are met as described in the "Compensation Discussion and Analysis—Post-Employment Obligations" section of this Proxy Statement does not apply to this grant. For a description of acceleration and extended vesting terms applicable to certain of the awards, please see the "Compensation Discussion and Analysis—Post-Employment Obligations" and "Executive Compensation Tables—Potential Payments upon Termination or Change in Control" sections of this Proxy Statement.

Options Exercised and Stock Vested

The following table sets forth the number and value of stock options exercised and share awards that vested in fiscal year 2020 for each of the NEOs.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise(#)	Value Realized on Exercise ($)[1]	Number of Shares Acquired on Vesting(#)	Value Realized on Vesting ($)[2]
Jean-Jacques Bienaimé	116,000	8,020,470	88,900	7,208,900
Brian R. Mueller	—	—	4,963	405,668
Daniel Spiegelman	38,156	1,563,999	39,917	3,155,798
Jeff Ajer	15,000	913,500	24,236	1,964,849
Robert A. Baffi, Ph.D.	40,000	2,840,759	23,778	1,928,415
Henry J. Fuchs, M.D.	149,400	9,566,314	33,545	2,699,786
C. Greg Guyer, Ph.D.	—	—	—	—

(1)   The value realized upon exercise of stock options reflects the price at which shares acquired upon exercise of the stock options were sold or valued for income tax purposes, net of the exercise price for acquiring the shares.

(2)   The value realized on vesting of RSUs was calculated as of the product of the closing price of a share of our common stock on the vesting date, multiplied by the number of shares vested.

Pension Benefits

There is no retirement pension plan provided for the NEOs.

Nonqualified Deferred Compensation Plan

Our Nonqualified Deferred Compensation Plan allows members of management, other highly-compensated employees and members of the Board to make voluntary irrevocable deferrals of the compensation that would otherwise be paid by us to specified future dates, employment termination, hardship events, disability, retirement or death. Directors may elect to defer all or a portion of their fees and RSU awards otherwise payable to them. Non-Director participants are permitted to defer up to 100% of RSU awards and up to 50% of salary and annual cash incentive awards, in each case subject to limitations to allow us to make necessary withholding payments. Plan participants' deferred compensation is 100% vested under the Nonqualified Deferred Compensation Plan. We may make additional direct contributions to the Nonqualified Deferred Compensation Plan for the benefit of the participants, but any such contributions must be approved by the Board. Our contributions, if any, will become 100% vested after three years of service with us (or such other time as we designate at the time of the contribution), or upon a change in control of the Company, or the individual's death or disability. Participants have an unsecured contractual commitment by us to pay the amounts that become due under the Nonqualified Deferred Compensation Plan. Deferred compensation may be held in trust and is deemed invested based on participant direction as allowed by the Nonqualified Deferred Compensation Plan. Participants' accounts are credited or debited with the increase or decrease in the realizable net asset value of the designated deemed investments in accordance with the ratio the portion of the account of each participant that is deemed to be invested within that investment option bears to the aggregate of all amounts deemed to be invested within that investment option. Any funds held in a trust will be our sole property, subject to any claims of general creditors in the event of bankruptcy, and plan participants will have no vested interest with respect to such trust fund.

The following table shows for the fiscal year ended December 31, 2020, certain information regarding nonqualified deferred compensation benefits for the NEOs who participate in the Nonqualified Deferred Compensation Plan.

Name	Executive Contributions in 2020 ($)	Aggregate Earnings (Loss) in 2020 ($)	Aggregate Withdrawals and Distributions ($)	Aggregate Balance at December 31, 2020 ($)[1]
Daniel Spiegelman	31,647[2]	62,408	—	670,703
Robert A. Baffi, Ph.D.	6,101[2]	14,293	(219,684)[3]	—

(1)   To the extent amounts reflect contributions of salary, bonus, equity awards, or other remuneration, the amounts are reported as compensation for the NEO in the "Summary Compensation Table" in this Proxy Statement and/or were previously reported as compensation for the NEO in the Company's Summary Compensation Tables for previous years.

(2)   Amount includes recontributed dividend and interest earned during 2020.

(3)   Reflects the value of various investment fund withdrawals during 2020 at various prices.

Potential Payments Upon Termination or Change in Control

We entered into an employment agreement with Mr. Bienaimé at the time of his hire and with each of our other executive officers, including the NEOs, in April 2007 or upon their respective date of hire. In January 2009, to comply with the changes to Section 409A, we amended and restated the employment agreements with each of our executive officers, including Mr. Bienaimé. We further amended the employment agreements in December 2012 to ensure that the timing of severance payments thereunder comply with Section 409A. In June 2015, we made certain changes to severance benefit provisions in the employment agreements for our NEOs (other than the Chief Executive Officer) to meet current market and peer company practices as well as to clarify certain terms. In December 2016, we amended and restated the employment agreement for our Chief Executive Officer primarily to adjust his benefits in connection with a change in control, including eliminating income tax "gross-up" payments in connection with a change in control as provided for in his prior agreement and make his agreement generally more consistent with the employment agreements for the Company's other executives. The following discussion is based on the employment and equity award agreements with our NEOs. The amount and type of compensation payable to each NEO upon termination of employment under various circumstances and upon a change in control are described below.

Payments on Termination

The amount and type of compensation payable to each NEO upon termination of employment under various circumstances are described below. There are three general categories of terminations, which are:

- voluntary termination of employment by the NEO for reasons not constituting constructive termination, which we refer to as voluntary termination; retirement of the NEO; and termination of the NEO's employment by us for cause (as such term is defined in the employment agreements and in our stock plans), which we refer to as termination for cause;
- termination of the NEO's employment by us for reasons not constituting cause, such as due to a Company-wide or departmental reorganization, or resignation by the NEO for a good reason specified in the NEO's employment agreement (*e.g.,* a change in work location of more than a specified distance from the previous location) constituting constructive termination, which we refer to as involuntary termination without cause; and
- termination of the NEO's employment or resignation by the NEO for a good reason in connection with a change in control that occurs within 12 months of such change in control, which we refer to as termination in connection with a change in control.

Compensation upon Voluntary Termination, Retirement or Termination for Cause

Except as described above under the *"Compensation Discussion and Analysis—Post-Employment Obligations"* section of this Proxy Statement, awards held by our NEOs will not be subject to accelerated vesting or otherwise enhanced in the event of voluntary termination, retirement, or termination for cause. A termination of employment due to voluntary termination, retirement, or termination for cause does not entitle the NEOs to any payments or benefits other than the accrued salary and vacation pay and benefits described above. Other than the retirement benefits described above, such compensation and benefits are available to salaried employees generally, except that any amounts payable to the NEOs upon termination under our Nonqualified Deferred Compensation Plan would not be applicable to certain employees as only employees with the title of chief executive officer, vice president, and executive director are entitled to participate in our Nonqualified Deferred Compensation Plan.

Compensation upon Involuntary Termination without Cause

Each of the NEOs' employment agreements includes specific benefits upon an involuntary termination without cause. For each of the NEOs, other than Mr. Bienaimé, these benefits consist of:

- 150% of the NEO's current annual base salary and target annual cash incentive for the year of termination;
- the NEO's target annual cash incentive for the year of termination, pro-rated for the year in which termination occurs;
- an additional 12 months of vesting of the NEO's unvested time-based vesting equity awards and target amounts of performance-based equity awards that have not vested;
- paid premiums under COBRA for 18 months; and
- outplacement services and legal advice consistent with the NEO's position.

Mr. Bienaimé's benefits upon an involuntary termination without cause consist of:

- 200% of his current annual base salary and target annual cash incentive for the year of termination;
- his target annual cash incentive for the year of termination, pro-rated for the year in which termination occurs;
- 100% vesting of all his unvested stock options;
- paid premiums under COBRA for 18 months; and
- reimbursement of outplacement services and legal advice consistent with his position that he actually incurs and in an amount not to exceed $18,000.

Each NEO is eligible to receive the respective termination benefits described above within 45 days of his termination date, provided that he executes a standard form severance and release agreement and allows such release to become fully effective. The cash portions of the termination benefits are payable to the NEO in one lump sum on the 60th day after termination. In addition, if an NEO becomes disabled while employed by us, and if (a) the NEO is eligible to receive benefits under our Long-Term Disability Plan, then we will pay the NEO additional compensation so that the total received by the NEO (after taking into consideration the amounts payable to the NEO under the Long-Term Disability Plan) equals the cash portions of the termination benefits as described above; or (b) the NEO is not eligible to receive benefits under our Long-Term Disability Plan, then the NEO will be entitled to the full termination benefits described above.

Compensation upon Termination of Employment in Connection with Change in Control

Each of the NEOs who is involuntarily terminated in connection with a change in control is entitled to certain benefits. For each of the NEOs other than Mr. Bienaimé, these benefits consist of:

- 200% of the NEO's current annual base salary and target annual cash incentive for the year of termination;
- the NEO's target annual cash incentive for the year of termination, pro-rated for the year in which termination occurs;
- 100% vesting of all the NEO's unvested time-based vesting equity awards and target amounts of performance-based equity awards that have not vested;
- paid premiums under COBRA for 24 months; and
- outplacement services and legal advice consistent with the NEO's position.

Mr. Bienaimé's benefits for termination in connection with a change in control consist of:

- 300% of his current annual base salary and target annual cash incentive for the year of termination;
- his target annual cash incentive for the year of termination, pro-rated for the year in which termination occurs;
- 100% vesting of all his unvested time-based vesting equity awards and target amounts of performance-based equity awards that have not vested;
- paid premiums under COBRA for 36 months; and
- reimbursement of outplacement services and legal advice consistent with his position that he actually incurs and in an amount not to exceed $18,000.

The payment terms, requirement to execute a release, and provision of termination benefits in the event an NEO becomes disabled as described above under *"Compensation upon Involuntary Termination without Cause"* apply equally to termination benefits for NEOs in connection with a change in control. If termination compensation payable to an NEO as the result of a change in control as described above would result in a parachute payment under Section 280G of the Code, which would be subject to an excise tax under Section 4999 of the Code, or interest or penalties are incurred with respect to such excise tax, we will determine, before any such termination compensation is paid to the NEO, which of the following two alternative forms of payment would result in his receipt, on an after-tax basis, of the greater amount of the termination compensation notwithstanding that all or some portion of the termination compensation may be subject to the excise tax: (i) payment in full of the entire amount of the termination compensation, or (ii) payment of only a part of the termination compensation so that the NEO receives the largest payment possible without the imposition of the excise tax.

Change in Control - Continued Employment

Upon a change in control without termination of employment, each of the NEOs is entitled to 100% vesting of all the NEO's unvested time-based vesting equity awards and target amounts of performance-based equity awards that have not vested.

Estimated Potential Payments on Termination or Change in Control

The table below sets forth the estimated current value of payments and benefits to each of the NEOs upon an involuntary termination or a change in control of the Company as described above. The amounts shown assume that the triggering events occurred on December 31, 2020 and do not include (i) benefits earned during the term of the NEOs employment that are available to all salaried employees, such as accrued vacation; (ii) benefits paid by insurance providers under life and disability policies; (iii) benefits previously accrued under the Nonqualified Deferred Compensation Plan; and (iv) benefits described above under the *"Compensation Discussion and Analysis—Post-Employment Obligations"* section of this Proxy Statement. The actual amounts of payments and benefits that would be provided can only be determined at the time of the NEO's separation from the Company. Per SEC rules, the value of accelerated stock options shown in the table below is the aggregate spread between $87.69, the closing price of our common stock on December 31, 2020, and the exercise prices of the accelerated stock options, if less than $87.69. For performance-based RSU grants for which the numbers of RSUs actually earned had been determined by December 31, 2020 (the measurement date for the table below), the numbers of RSUs actually earned by each NEO are used in the calculation of market values of stock awards in the table below. For performance-based RSU grants for which the numbers of RSUs actually earned had not been determined by December 31, 2020 *(e.g.,* performance-based RSUs granted on March 16, 2020 with a three-year performance period ending December 31, 2022), the target numbers of RSUs granted to each NEO are used in the calculation of market values of stock awards in the table below (because the numbers of RSUs that will be actually earned were not determined as of December 31, 2020, the measurement date for the table below).

Executive Benefits and Payments Upon Termination or Change in Control	Involuntary Termination Without Cause	Change in Control-Continued Employment	Change in Control-Terminated
Jean-Jacques Bienaimé[1]:			
Cash Severance	$5,544,000	$ —	$ 8,316,000
Cash Incentive	1,512,000	—	1,512,000
Stock award vesting acceleration	1,967,479[2]	25,516,804[3]	25,516,804[3]
Benefits and Perquisites:			
COBRA Premiums	28,829	—	57,657
Outplacement Services	18,000[4]	—	18,000[4]
Total	9,070,308	25,516,804	35,420,461
Brian R. Mueller:			
Cash Severance	$1,395,000	—	$ 1,860,000
Cash Incentive	330,000	—	330,000
Stock award vesting acceleration	928,193[5]	3,497,238[6]	3,497,238[6]
Benefits and Perquisites:			
COBRA Premiums	61,401	—	122,803
Outplacement Services	50,000[10]	—	50,000[10]
Total	$2,764,594	$ 3,497,238	$ 5,860,041
Daniel Spiegelman[7]:	—	—	—
Jeff Ajer:			
Cash Severance	$1,464,000	—	$ 1,952,000
Cash Incentive	366,000	—	366,000
Stock award vesting acceleration	1,851,677[8]	7,632,225[9]	7,632,225[9]
Benefits and Perquisites:			
COBRA Premiums	43,176	—	86,352
Outplacement Services	50,000[10]	—	50,000[10]
Total	$3,774,853	$ 7,632,225	$10,086,577

Executive Benefits and Payments Upon Termination or Change in Control	Involuntary Termination Without Cause	Change in Control- Continued Employment	Change in Control- Terminated
Robert A. Baffi, Ph.D.[11]:	—	—	—
Henry J. Fuchs, M.D.:			
Cash Severance	$1,856,250	—	$ 2,475,000
Cash Incentive	487,500	—	487,500
Stock award vesting acceleration	2,678,234[12]	9,915,170[13]	9,915,170[13]
Benefits and Perquisites:			
COBRA Premiums	19,975	—	39,950
Outplacement Services	50,000[10]	—	50,000[10]
Total	$5,091,959	$ 9,915,170	$12,967,620
C. Greg Guyer, Ph.D.:			
Cash Severance	$1,440,000	—	$ 1,920,000
Cash Incentive	360,000	—	360,000
Stock award vesting acceleration	768,164[14]	3,072,658[15]	3,072,658[15]
Benefits and Perquisites:			
COBRA Premiums	46,807	—	93,614
Outplacement Services	50,000[10]	—	50,000[10]
Total	$2,664,971	$ 3,072,658	$ 5,496,272

(1) No incremental benefits are due should the death of Mr. Bienaimé occur, except for amounts due for services previously rendered and those due under the life insurance policies, as discussed above. Additionally, as is the case for all our employees as described above under the "Compensation Discussion and Analysis—Post-Employment Obligations" section of this Proxy Statement, if Mr. Bienaimé dies while employed by us, all his unvested equity awards with time-based vesting will vest in full and all his unvested equity awards with performance-based vesting will vest in full as if the target values had been achieved, and such awards will remain exercisable for one year after death.

(2) Based on the closing price of our common stock on December 31, 2020, $87.69. Relates to 183,234 stock options that would vest upon termination. Excludes 48,983 stock options with exercise prices greater than $87.69.

(3) Based on the closing price of our common stock on December 31, 2020, $87.69. Relates to 183,234 stock options, 105,235 service-based RSUs and 163,317 performance-based RSUs that would vest upon termination. Excludes 48,983 stock options with exercise prices greater than $87.69.

(4) Pursuant to Mr. Bienaimé's employment agreement, the Company will reimburse Mr. Bienaimé for outplacement services and legal advice consistent with his position that he actually incurs and in an amount not to exceed $18,000 in the event of his involuntary termination without cause or in connection with a change in control.

(5) Based on the closing price of our common stock on December 31, 2020, $87.69. Relates to 6,964 stock options and 9,812 service-based RSUs that would vest upon termination. Excludes 7,372 stock options with exercise prices greater than $87.69.

(6) Based on the closing price of our common stock on December 31, 2020, $87.69. Relates to 12,934 stock options, 25,558 service-based RSUs and 12,670 performance-based RSUs that would vest upon termination. Excludes 18,659 stock options with exercise prices greater than $87.69.

(7) Mr. Spiegelman stepped down as Executive Vice President and Chief Financial Officer, effective January 29, 2020, and he remained with BioMarin as a full-time employee and senior advisor until September 1, 2020. In connection with his transition and pursuant to his amended and restated employment agreement, Mr. Spiegelman was entitled to the following severance amounts and benefits: (a) the target amount of his 2019 annual cash incentive award of $600,000; (b) a lump-sum severance payment of $1,751,025; (c) the Company's continued payment of his COBRA premiums for up to 18 months following September 1, 2020; (d) one year of vesting acceleration of his equity awards on September 1, 2020 (i.e., vesting as if the separation date were September 1, 2021); and (e) outplacement services with a value not to exceed $50,000.

(8) Based on the closing price of our common stock on December 31, 2020, $87.69. Relates to 25,673 stock options, 11,198 service-based RSUs and 7,381 performance-based RSUs that would vest upon termination. Excludes 5,863 stock options with exercise prices greater than $87.69.

(9) Based on the closing price of our common stock on December 31, 2020, $87.69. Relates to 44,883 stock options, 41,038 service-based RSUs and 40,708 performance-based RSUs that would vest upon termination. Excludes 13,192 stock options with exercise prices greater than $87.69

(10) Pursuant to the NEO's employment agreement, the Company will provide outplacement services and legal advice consistent with the NEO's position in the event of his involuntary termination without cause or in connection with a change in control. The NEO will be provided with a separate notice describing available outplacement services and legal advice at the time of his termination. The amount included in the table above represents an estimate of the Company's cost for such services as of December 31, 2020.

(11) Dr. Baffi stepped down as President of Global Manufacturing and Technical Operations, effective May 4, 2020. We entered into a part-time employment agreement with Dr. Baffi, effective January 1, 2021, setting forth the terms under which Dr. Baffi will continue to serve as a senior advisor to us on a part-time basis through December 31, 2021 (the Part-Time Agreement). The Part-Time Agreement terminates Dr. Baffi's full-time employment agreement with us and entitles Dr. Baffi to an annual salary of $200,000 and continuation of insurance benefit plans and programs for him and his spouse during the term of the Part-Time Agreement. The Part-Time Agreement was filed with the SEC on February 26, 2021 as Exhibit 10.32 to the Company's Annual Report on Form 10-K.

(12) Based on the closing price of our common stock on December 31, 2020, $87.69. Relates to 39,564 stock options, 16,723 service-based RSUs and 9,608 performance-based RSUs that would vest upon termination. Excludes 8,040 stock options with exercise prices greater than $87.69.

(13) Based on the closing price of our common stock on December 31, 2020, $87.69. Relates to 72,005 stock options, 40,818 service-based RSUs and 63,267 performance-based RSUs that would vest upon termination. Excludes 18,090 stock options with exercise prices greater than $87.69.

(14) Based on the closing price of our common stock on December 31, 2020, $87.69. Relates 8,760 service-based RSUs that would vest upon termination. Excludes 25,392 stock options with exercise prices greater than $87.69.

(15) Based on the closing price of our common stock on December 31, 2020, $87.69. Relates to 35,040 service-based RSUs that would vest upon termination. Excludes 64,150 stock options with exercise prices greater than $87.69.

STOCK OWNERSHIP INFORMATION

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The table below sets forth certain information regarding the ownership of shares of our common stock as of March 5, 2021 (except as otherwise noted) by: (i) each current director and each nominee for director; (ii) each of the NEOs; (iii) all of our executive officers and directors as a group; and (iv) all those known by us to be beneficial owners of more than five percent of our common stock. Except as otherwise noted, the entities and individuals in this table have sole dispositive and voting power with respect to all the shares of our common stock beneficially owned by them, subject to community property laws, where applicable. The information with respect to each entity and individual specified was supplied or confirmed by such entity or individual or based upon statements filed with the SEC. Except as otherwise indicated, the mailing address for each stockholder in the table below is c/o BioMarin Pharmaceutical Inc., 105 Digital Drive, Novato, CA 94949.

Name of Beneficial Owner	Number of Shares Beneficially Owned[1]	Number of Shares Subject to Options and Restricted Stock Units[2]	Total Number of Shares Beneficially Owned[3]	Percentage of Total Shares Outstanding[4]
Capital Research Global Investors[5]	22,193,527	—	22,193,527	12.20%
PRIMECAP Management Company[6]	18,205,334	—	18,205,334	10.01%
The Vanguard Group[7]	16,369,689	—	16,369,689	9.00%
BlackRock, Inc.[8]	14,766,892	—	14,766,892	8.12%
Dodge & Cox[9]	9,796,924	—	9,796,924	5.39%
Jean-Jacques Bienaimé	399,122[10]	1,264,429	1,663,551	*
Brian R. Mueller	6,032	85,556	91,588	*
Daniel Spiegelman[11]	8,442	177,988	186,430	*
Jeff Ajer	9,664	234,800	244,464	*
Robert A. Baffi, Ph.D.[12]	137,768[13]	374,774	512,542	*
Henry J. Fuchs, M.D.	48,189	235,568	283,757	*
C. Greg Guyer, Ph.D.	—	24,797	24,797	*
Elizabeth McKee Anderson	4,490	—	4,490	*
Willard Dere, M.D.	8,990	14,790	23,780	*
Michael Grey	38,540	36,250	74,790	*
Elaine J. Heron, Ph.D.	62,668	34,697	97,365	*
Maykin Ho, Ph.D.	—	—	—	*
Robert J. Hombach	11,910	—	11,910	*
V. Bryan Lawlis, Ph.D.	14,550	43,750	58,300	*
Richard A. Meier	80,040	51,250	131,290	*
David E.I. Pyott, M.D. (Hon.)	26,440	13,230	39,670	*
Dennis J. Slamon, M.D., Ph.D.	18,615	24,300	42,915	*
All current executive officers and directors as a group (17 persons)	760,879	2,352,597	3,113,476	1.69%

*   Represents less than 1% of our common stock outstanding on March 5, 2021.

(1)   Represents the number of shares of our common stock owned directly or indirectly by each entity and person, and excludes shares underlying options and RSUs held by our directors and officers, which are reported in the column titled "Number of Shares Subject to Options and Restricted Stock Units."

(2)   Represents shares of our common stock subject to stock options that are or will become exercisable and RSUs that will vest within 60 days of March 5, 2021.

(3)   Equals the sum of the number of shares under the table columns titled "Number of Shares Beneficially Owned" and "Number of Shares Subject to Options and Restricted Stock Units."

(4)   The calculation of percentages is based upon 181,873,761 shares of our common stock outstanding on March 5, 2021, plus for each of the individuals listed above, the number of shares subject to stock options and RSUs reflected in the column under the heading "Number of Shares Subject to Options and Restricted Stock Units."

(5)   This information is as of December 31, 2020 and is based solely on information contained in the Schedule 13G/A filed with the SEC on February 16, 2021 by Capital Research Global Investors (CRGI), a division of Capital Research and Management Company ("CRMC"), as well as its investment management subsidiaries and affiliates Capital Bank and Trust Company, Capital International, Inc., Capital International Limited, Capital International Sarl and Capital International K.K. (together with CRMC, the "investment management entities"). CRGI's divisions of each of the investment management entities collectively provide investment management services under the name "Capital Research Global Investors". CRGI, as a registered

investment adviser under Section 203 of the Investment Advisers Act of 1940 (15 U.S.C. 80b-3) or under the laws of any state, may be deemed to beneficially own the indicated shares and has sole dispositive power over 22,193,527 shares and sole voting power over 22,180,749 shares. CRGI holds more than five percent of the outstanding Common Stock of the Company as of December 31, 2020 on behalf of its client AMCAP Fund. The address for CRGI is 333 South Hope Street, 55th Floor, Los Angeles, CA 90071.

(6)   This information is as of February 28, 2021 and is based solely on information contained in the Schedule 13G/A filed with the SEC on March 8, 2021 by PRIMECAP Management Company (PRIMECAP). PRIMECAP, as a registered investment adviser under Section 203 of the Investment Advisers Act of 1940 (15 U.S.C. 80b-3) or under the laws of any state, may be deemed to beneficially own the indicated shares and has sole dispositive power over 18,205,334 shares and sole voting power over 17,285,353 shares. The address for PRIMECAP is 177 E. Colorado Blvd., 11th Floor, Pasadena, CA 91105.

(7)   This information is as of December 31, 2020 and is based solely on information contained in the Schedule 13G/A filed with the SEC on February 10, 2021 by The Vanguard Group (Vanguard). Vanguard, as a registered investment adviser under Section 203 of the Investment Advisers Act of 1940 (15 U.S.C. 80b-3) or under the laws of any state, may be deemed to beneficially own the indicated shares and has sole dispositive power over 15,924,256 shares, shared dispositive power over 445,433 shares and shared voting power over 199,971 shares. Vanguard reported its beneficial ownership on behalf of itself and the following: Vanguard Asset Management, Limited, Vanguard Fiduciary Trust Company, Vanguard Global Advisors, LLC, Vanguard Group (Ireland) Limited, Vanguard Investments Australia Ltd, Vanguard Investments Canada Inc., Vanguard Investments Hong Kong Limited and Vanguard Investments UK, Limited. The address for Vanguard is 100 Vanguard Blvd., Malvern, PA 19355.

(8)   This information is as of December 31, 2020 and is based solely on information contained in the Schedule 13G/A filed with the SEC on February 5, 2021 by BlackRock, Inc. (BlackRock). BlackRock, as a parent holding company or control person, may be deemed to beneficially own the indicated shares and has sole dispositive power over 14,766,892 shares and sole voting power over 12,916,198 shares. BlackRock reported its beneficial ownership on behalf of itself and the following: BlackRock Life Limited, BlackRock International Limited, BlackRock Advisors, LLC, BlackRock (Netherlands) B.V., BlackRock Institutional Trust Company, National Association, BlackRock Asset Management Ireland Limited, BlackRock Financial Management, Inc., BlackRock Japan Co., Ltd., BlackRock Asset Management Schweiz AG, BlackRock Investment Management, LLC, BlackRock Investment Management (UK) Limited, BlackRock Asset Management Canada Limited, BlackRock (Luxembourg) S.A., BlackRock Investment Management (Australia) Limited, BlackRock Advisors (UK) Limited, BlackRock Fund Advisors, BlackRock Asset Management North Asia Limited, BlackRock (Singapore) Limited and BlackRock Fund Managers Ltd. The address for BlackRock is 55 East 52nd Street, New York, NY 10055.

(9)   This information is as of December 31, 2020 and is based solely on information contained in the Schedule 13G filed with the SEC on February 11, 2021 by Dodge & Cox. Dodge & Cox, as a registered investment adviser under Section 203 of the Investment Advisers Act of 1940 (15 U.S.C. 80b-3) or under the laws of any state, may be deemed to beneficially own the indicated shares and has sole dispositive power over 9,796,924 shares and sole voting power over 9,356,255 shares. The address for Dodge & Cox is 555 California Street, 40th Floor, San Francisco, CA 94104.

(10) Includes 247,533 shares held in a trust of which Mr. Bienaimé is a trustee.

(11) Mr. Spiegelman stepped down as Executive Vice President and Chief Financial Officer, effective January 29, 2020, and he remained with BioMarin as a full-time employee and senior advisor until September 1, 2020.

(12) Dr. Baffi stepped down as President of Global Manufacturing and Technical Operations, effective May 4, 2020, and he remained with BioMarin as a full-time employee and senior advisor until December 31, 2020. Effective January 1, 2021, Dr. Baffi remains with BioMarin as a part-time employee and senior advisor.

(13) Includes 71,882 shares held in a trust of which Dr. Baffi is a trustee.

DIRECTOR AND OFFICER STOCK OWNERSHIP GUIDELINES

The Board approved stock ownership guidelines for our directors, Chief Executive Officer and employees at the Senior Vice President level or higher. Under these guidelines, directors and executives are expected to use the shares of common stock obtained on the exercise of stock options or vesting of RSUs received to establish significant level of direct ownership in BioMarin. In October 2020, the Compensation Committee increased the ownership guideline threshold for our directors to four times the cash retainer amount, up from three times used previously. Newly appointed or elected directors and newly appointed or hired officers have three years to comply with their specific stock ownership guidelines.

The following table summarizes the guidelines for our directors and NEOs as of December 31, 2020:

Name	Stock Ownership Guidelines
Independent Directors	Lesser of 10,000 shares and unvested RSUs or value of shares and unvested RSUs equal to 4 times cash retainer amount ("4x")
Chief Executive Officer	Value of shares and unvested RSUs equal to 3 times base salary ("3x")
NEOs (all are at the Executive Vice President level or higher)	Value of shares and unvested RSUs equal to 2 times base salary ("2x")

Stock Ownership Information

The charts below summarize our directors' and NEOs' compliance with the guidelines as of December 31, 2020.

Independent Directors[1]



Named Executive Officers[2]



(1)   Dr. Ho joined the Board in February 2021. Accordingly, she is not included in the chart regarding compliance with director stock ownership guidelines.

(2)   The NEO chart excludes Mr. Spiegelman and Dr. Baffi because they were not employees at the Senior Vice President level or higher as of December 31, 2020 and therefore not subject to the stock ownership guidelines as of December 31, 2020.

Compliance with our stock ownership guidelines is based on shares (including shares held in trusts for which the individual is the trustee and in a deferral account and issuable to such individual under our Nonqualified Deferred Compensation Plan) and the unvested service-based RSUs and performance-based RSUs for which performance criteria has been met held by a director or officer as of December 31, 2020, but it does not include performance-based RSUs for which performance criteria has not been met or vested or unvested stock options. The value of stock owned is calculated using the closing price of our common stock on December 31, 2020, which was $87.69. All of our directors and NEOs were in compliance with our stock ownership guidelines as of December 31, 2020.

The Compensation Committee believes these stock ownership guidelines are an important tool in aligning the interests of our executives with the long-term interests of our stockholders. Although the guidelines are not mandatory, the Compensation Committee will consider compliance with the guidelines in setting an officer's compensation and the CGN Committee will consider compliance with the guidelines when making decisions on nominating directors for re-election. See the *"Compensation Discussion and Analysis"* section of this Proxy Statement for more information regarding these guidelines.

ANTI-HEDGING AND ANTI-PLEDGING POLICY

The Board has approved an anti-hedging and anti-pledging policy for our directors and employees. Under this policy, all of our directors and employees are prohibited from engaging in short-sales, transactions in put or call options, hedging transactions or other inherently speculative transactions in BioMarin stock or engaging in margin and other pledging activities. Under the policy, a contribution of the Company's securities to an exchange fund not designed to hedge any decrease in the market value of BioMarin's equity securities is not considered a form of hedging; however, such contribution by an employee designated as an insider remains subject to the other provisions of the Company's Insider Trading Policy, including provisions regarding quarterly trading blackout periods and pre-clearance requirements.

DELINQUENT SECTION 16(a) REPORTS

Section 16(a) of the Exchange Act requires our directors and executive officers and persons who beneficially own more than 10% of a registered class of our equity securities to file reports of ownership and reports of changes in the ownership with the SEC. Executive officers, directors and greater than 10% stockholders are required by the SEC to furnish us with copies of all Section 16(a) filings they make.

To the best of our knowledge and based solely on a review of the copies of such reports furnished to us or written representation that no other reports were required, during the fiscal year ended December 31, 2020, all Section 16(a) filing requirements applicable to our officers, directors and greater than ten percent beneficial owners were met.

EQUITY COMPENSATION PLAN INFORMATION

The following table provides certain information with respect to all of BioMarin's equity compensation plans as of December 31, 2020.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted average exercise price of outstanding options, warrants and rights[1] ($)(b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))(c)
Equity compensation plans approved by stockholders	11,444,624[2]	73.44	8,915,545[4]
Equity compensation plans not approved by stockholders	98,943[3]	56.23	—
Total	11,543,567	73.19	8,915,545

(1) The weighted average exercise price excludes RSU awards, which have no exercise price.

(2) Amount includes stock options to purchase shares, service-based RSUs and performance-based RSUs issued under the 2017 Plan and the 2006 Plan, outstanding as of December 31, 2020. Amount does not include any shares of common stock issuable under our 2006 Employee Stock Purchase Plan (the ESPP). For descriptions of the 2017 Plan, the 2006 Plan, and the ESPP, see Note 16 to our financial statements included in the Company's Annual Report on Form 10-K for the year ended December 31, 2020, as filed with the SEC on February 26, 2021.

(3) Amount includes stock options to purchase shares, service-based RSUs and performance-based RSUs issued under the BioMarin Pharmaceutical Inc. 2012 Inducement Plan (the 2012 Inducement Plan) and the BioMarin Pharmaceutical Inc. 2014 Inducement Plan (the 2014 Inducement Plan), which were not approved by the Company's stockholders in reliance on Nasdaq Marketplace Rule 5635(c)(4), outstanding as of December 31, 2020. The 2012 Inducement Plan expired on May 31, 2013 and the 2014 Inducement Plan expired on June 9, 2015. For descriptions of the 2012 Inducement Plan and the 2014 Inducement Plan, see Note 16 to our financial statements for the year ended December 31, 2015, included in the Company's Annual Report on Form 10-K for the year ended December 31, 2015, as filed with the SEC on February 29, 2016.

(4) Amount reflects reduction of securities available for issuance pursuant to the 2017 Plan and the 2006 Plan, such that each service-based RSU and performance- and market-based RSU granted on or after May 12, 2010 but prior to May 15, 2013 reduces the shares available for issuance under the 2017 Plan and the 2006 Plan by 1.62 shares, and each service-based RSU and performance- and market-based RSU granted on or after May 15, 2013 reduces the shares available for issuance under the 2017 Plan and the 2006 Plan by 1.92 shares. Furthermore, amount excludes 3,353,041 shares available for future issuance under the ESPP, of which an estimated 151,399 shares will be subject to purchase during the current ESPP offering period that commenced November 1, 2020 and ends April 30, 2021. The Company issues shares under the ESPP once every six months based on employee elections in the preceding six months. Pursuant to the terms of the ESPP, the number of shares to be issued and the price per share is not determined until immediately before the date of issuance.

PROPOSAL 4
Approval of an Amendment to the 2017 Equity Incentive Plan

PURPOSE OF PROPOSAL

Our Board is requesting stockholder approval of an amendment to the BioMarin Pharmaceutical, Inc. 2017 Equity Incentive Plan, as amended (the 2017 Plan and, as amended if this proposal is approved, the Amended 2017 Plan).

The only difference between the terms of the 2017 Plan and the Amended 2017 Plan being presented for approval pursuant to this Proposal No. Four is to increase the aggregate number of shares of common stock authorized for issuance by **10,500,000,** so that the total number of shares available for future awards under the 2017 Plan would increase from approximately 4,000,000 to 14,500,000, and the total number of shares reserved for issuance under the 2017 Plan would increase from 31,880,015 to 42,380,015.

WHY THE BOARD BELIEVES YOU SHOULD VOTE FOR PROPOSAL NO. FOUR

- *Attracting and retaining talent.*
  - A talented, motivated and effective management team and workforce are essential to the Company's continued progress. Equity compensation has been an important component of total compensation at the Company for many years because it is effective at getting employees to think and act like owners.
    - Our equity grant practices are broad-based so that employees at all levels of the organization are personally invested in the Company's future.
    - Virtually all employees receive equity grants as part of their new hire compensation packages.
    - 71% of employees received equity grants as part of our most recent annual Company-wide equity grant in March 2021.
    - 83% of the shares underlying our most recent annual Company-wide equity grant in March 2021 were allocated to employees other than our NEOs.
  - Between June 2017 (when the 2017 Plan was originally adopted) and March 2021, our employee headcount increased by approximately 27%. We anticipate the need to continue to hire new employees and we will need to incentivize both new and existing employees to continue advancing the Company's goals that create long-term stockholder value. As our employee headcount and competition for top talent increases, so too will the demands on our equity compensation program.
- *Demonstrating commitment to sound equity compensation practices.*
  - We recognize that equity compensation awards dilute stockholder equity and must be used judiciously. Our equity compensation practices are designed to be in line with industry norms, and we believe our historical share usage has been responsible and mindful of stockholder interests.
    - Our average burn rate (total shares used for equity compensation awards each year divided by weighted average outstanding shares for the year) for the last three years (fiscal years 2018-2020) was only 1.6%. The following data, as disclosed in our Annual Reports on Form 10-K for fiscal years 2018-2020, was used for the burn rate calculation for the last three years:

Fiscal Year	Options Granted	Time-Based Full-Value Shares Granted	Performance-Based Full-Value Shares Earned	Weighted-Average Number of Common Shares Outstanding, Basic
2020	891,610	2,190,380	315,810	180,804,000
2019	610,250	1,937,858	242,280	179,039,000
2018	782,240	1,681,120	129,680	177,061,000

- For the most recent three-year period in which peer company data is available (fiscal years 2017-2019), our average burn rate was only 1.4%, which is significantly lower than the median of our 2019 peer group and is most closely aligned with the 25th percentile of our 2019 peer group.

- Limited shares remain available under the existing 2017 Plan and all our other equity compensation plans.
  - On March 16, 2020, we made our annual company-wide equity grant, in which we granted awards covering 2,696,360 shares, including 765,000 options and 1,931,360 performance- and time-based RSUs (equivalent to a reduction in the 2017 Plan's reserve of 4,473,211 shares because each share of common stock subject to an RSU award counts as 1.92 shares against the reserve).
  - As of March 31, 2021, a total of 182,670,614 shares of our common stock were outstanding. As shown in the graphic below, as of March 31, the remaining pool of shares available for grant under all our equity-based plans was only 3,955,699. As of March 31, 2021, the number of shares to be issued upon vesting, exercise, or settlement of outstanding awards under all of our equity-based plans was as follows:
    - 7,226,513 shares subject to outstanding options with a weighted average exercise price and term of $74.78 and 5.15 years, respectively; and
    - 5,797,601 subject to outstanding and unvested performance- and time-based RSUs.



4MM
Shares available for grant

7.2MM
Shares subject to outstanding options

14.9MM
Shares distributed

5.8MM
Shares subject to unvested RSUs

  - Failure to approve the Amended 2017 Plan would likely create a barrier to hiring the best talent as our offers would not be as competitive without equity grants. If we were unable to grant equity awards, it would be necessary to replace components of compensation previously awarded in equity with cash, or with other instruments that may not necessarily align employee interests with those of stockholders as well as equity awards do. Additionally, replacing equity with cash will increase cash compensation expense and be a drain on cash flow that would be better utilized if reinvested in our core business. If the Amended 2017 Plan is approved, our ability to offer competitive compensation packages to attract new talent and retain our best performers will continue.
- *Providing regular opportunity for stockholders to review our equity grant practices.*
  - The last time we requested stockholders authorize additional shares for an equity incentive plan was two years ago.
  - We estimate that by adopting the Amended 2017 Plan, we will have a sufficient number of shares of common stock to cover awards granted under the Amended 2017 Plan for approximately two to three years, depending primarily on our growth and share price. At that time, we would ask that stockholders review our equity grant practices once more, and if they consider it appropriate, authorize additional shares for future equity grants.

KEY PLAN FEATURES REPRESENTING CORPORATE GOVERNANCE BEST PRACTICES

The Amended 2017 Plan, like the existing 2017 Plan, includes provisions that are designed to protect our stockholders' interests and to reflect corporate governance best practices including:

- *Repricing is not allowed.* The Amended 2017 Plan prohibits the repricing of outstanding stock options and stock appreciation rights and the cancellation of any outstanding stock options or stock appreciation rights that have an exercise or strike price greater than the then-current fair market value of our common stock in exchange for cash or other stock awards under the Amended 2017 Plan without prior stockholder approval.
- *Restrictions on payment of dividends and dividend equivalents.* The Amended 2017 Plan provides that dividends and dividend equivalents shall not be paid in respect of shares of common stock covered by a stock award until such shares of common stock vest.
- *No liberal share recycling.* The Amended 2017 Plan does not provide for "liberal" share recycling. For example, shares withheld on net exercises of options, shares withheld to meet tax obligations and shares repurchased by the Company using stock option proceeds do not return to the plan to be granted pursuant to future awards.
- *Awards subject to forfeiture/clawback.* Awards granted under the Amended 2017 Plan will be subject to recoupment in accordance with any clawback policy that we are required to adopt pursuant to the listing standards of any national securities exchange or association on which our securities are listed or as is otherwise required by the Dodd-Frank Wall Street Reform and Consumer Protection Act or other applicable law. In addition, we may impose other clawback, recovery or recoupment provisions in an award agreement, including a reacquisition right in respect of previously acquired shares or other cash or property upon the occurrence of cause. As noted under the *"Compensation Discussion and Analysis—Highlights of Compensation Policies and Practices"* section of this Proxy Statement, we maintain a Clawback Policy.

- *No liberal change in control definition.* The change in control definition in the Amended 2017 Plan is not a "liberal" definition (for example, it does not provide for a change in control upon merely the signing of a definitive change in control agreement). A change in control transaction must actually occur in order for the change in control provisions in the Amended 2017 Plan to be triggered.
- *No discounted stock options or stock appreciation rights.* All stock options and stock appreciation rights granted under the Amended 2017 Plan must have an exercise or strike price equal to or greater than the fair market value of our common stock on the date the stock option or stock appreciation right is granted.
- *Administration by independent committee.* The Amended 2017 Plan will be administered by the members of our Compensation Committee, all of whom are "non-employee Directors" within the meaning of Rule 16b-3 under the Exchange Act and "independent" within the meaning of the Nasdaq listing standards.
- *Material amendments require stockholder approval.* Consistent with Nasdaq rules, the Amended 2017 Plan requires stockholder approval of any material revisions to the Amended 2017 Plan. In addition, certain other amendments to the Amended 2017 Plan require stockholder approval.
- *Limit on non-employee Director aggregate compensation.* The maximum aggregate value of all compensation granted or paid, as applicable, to any of our non-employee Directors for service on the Board with respect to any one calendar year (beginning with the 2018 calendar year) may not exceed $1,000,000 in total value (calculating the value of any stock awards based on the grant date fair value of such stock awards for financial reporting purposes), or, with respect to the calendar year in which a non-employee Director is first appointed or elected to the Board, $1,500,000.

PERFORMANCE-BASED AWARDS AND SECTION 162(M)

One of the reasons that approval of the existing 2017 Equity Incentive Plan by our stockholders was originally required was so that certain awards granted thereunder could qualify as "performance-based compensation" within the meaning of Section 162(m). Section 162(m) disallows a deduction to any publicly held corporation and its affiliates for certain compensation paid to "covered employees" in a taxable year to the extent that compensation to a covered employee exceeds $1,000,000. However, some kinds of compensation, including qualified "performance-based compensation," were previously not subject to this deduction limitation. Prior to the enactment of tax reform legislation, for compensation awarded under a plan to qualify as "performance-based compensation" under Section 162(m), among other things, the following terms were required to be disclosed to and approved by the stockholders before the compensation was paid: (i) a description of the employees eligible to receive such awards; (ii) a per-person limit on the number of shares subject to stock options, stock appreciation rights and performance-based stock awards, and the amount of cash subject to performance-based cash awards, that may be granted to any employee under the plan in any year; and (iii) a description of the business criteria upon which the performance goals for performance-based awards may be granted (or become vested or exercisable).

In connection with the U.S. Tax Cuts and Jobs Act enacted in December 2017, the exemption from the deduction limit under Section 162(m) for "performance-based compensation" has been repealed, such that compensation paid to our covered employees in excess of $1,000,000 will not be deductible unless it qualifies for transition relief applicable to certain arrangements in place as of November 2, 2017. We are continuing to monitor guidance from the Internal Revenue Service, and for the moment are not changing any of the provisions of the original 2017 Plan relating to Section 162(m). Any description of provisions in the Amended 2017 Plan relating to Section 162(m) below is a factual description of plan provisions only, and should not be taken to imply that the "performance-based compensation" exception remains available for future grants, as it is indeed unavailable.

BOARD AND STOCKHOLDER APPROVAL

Pursuant to authority delegated to it by the Board, on April 10, 2017, the Compensation Committee adopted the original 2017 Plan. It was approved by our stockholders on June 6, 2017. On April 12, 2019, the Compensation Committee adopted an amendment to the 2017 Plan to increase the aggregate number of shares of common stock authorized for issuance by 11,000,000, and the amendment was approved by our stockholders on June 4, 2019. Pursuant to authority delegated to it by the Board, on April 5, 2021, the Compensation Committee adopted the Amended Plan.

If this Proposal No. Four is approved by our stockholders, the Amended 2017 Plan will become effective as of the date of the Annual Meeting, May 25, 2021 (the Effective Date). In the event that our stockholders do not approve this Proposal No. Four, the Amended 2017 Plan will not become effective and the 2017 Plan will continue to be effective in accordance with its terms.

STOCK PRICE

As of March 31, 2021, the closing price of our common stock as reported on the Nasdaq Global Select Market was $75.51 per share, and a total of 182,670,614 shares of our common stock were outstanding.

DESCRIPTION OF THE AMENDED 2017 PLAN

The material features of the Amended 2017 Plan are described below. The following description of the Amended 2017 Plan is a summary only and is qualified in its entirety by reference to the complete text of the Amended 2017 Plan. Stockholders are urged to read the actual text of the Amended 2017 Plan in its entirety, which is attached to this Proxy Statement as Appendix A.

Purpose

The Amended 2017 Plan is designed to secure and retain the services of our employees, Directors and consultants, provide incentives for our employees, Directors and consultants to exert maximum efforts for the success of our Company and our affiliates, and provide a means by which our employees, Directors and consultants may be given an opportunity to benefit from increases in the value of our common stock.

Types of Awards

The terms of the Amended 2017 Plan provide for the grant of incentive stock options, nonstatutory stock options, stock appreciation rights, restricted stock awards, RSU awards, other stock awards, and performance awards that may be settled in cash, stock, or other property.

Shares Available for Awards

Subject to adjustment for certain changes in our capitalization, the total number of shares that maybe issued under the Amended 2017 Plan will not exceed 42,380,015 shares, which is the sum of (i) 10,500,000 new shares, *plus* (ii) the 11,000,000 shares added to the reserve in 2019, *plus* (iii) the 5,250,000 shares originally reserved as new shares under the original 2017 Equity Incentive Plan, *plus* (iv) 5,517,942 shares, which is the estimate of the number of shares subject to the available reserve of the 2006 Plan as of the effective date of the original 2017 Equity Incentive Plan, *plus* (iv) 10,112,073 shares, which is the estimated *maximum* number of shares that were subject to outstanding stock awards granted under the 2006 Plan as of the effective date of the original 2017 Equity Incentive Plan that subsequently (A) expire or terminate for any reason prior to exercise or settlement, or (B) are forfeited because of the failure to meet a contingency or condition required to vest such shares (Returning Shares). The number of Returning Shares included in the calculation of the Share Reserve above is the estimated *maximum* number, determined as if every outstanding stock award under the 2006 Plan as of the Effective Date subsequently expired, terminated or was forfeited. Such Returning Shares would previously have returned to the 2006 Plan, and will instead return to the Amended 2017 Plan, if approved. For every one share of common stock that is subject to a stock award other than an option or stock appreciation right, the shares available for issuance under the Amended 2017 Plan will be reduced by 1.92 shares. For every one share of common stock that is subject to an option or stock appreciation right, the shares available for issuance under the Amended 2017 Plan will be reduced by one share.

The following shares of our common stock will become available again for issuance under the Amended 2017 Plan: (A) any shares subject to a stock award that are not issued because the stock award or any portion thereof expires or otherwise terminates without all of the shares covered by such stock award having been issued; (B) any shares issued pursuant to a stock award that are forfeited back to or repurchased by the Company because of the failure to meet a contingency or condition required for the vesting of such shares. Any shares that again become available for issuance will be added back as (a) one (1) share for every one (1) share that is subject to an award granted under the 2006 Plan prior to May 12, 2010; (b) one (1) share for every one (1) share that is subject to an option granted under the 2006 Plan on or after May 12, 2010; (c) 1.62 shares for every one (1) share that is subject to any award granted under the 2006 Plan on or after May 12, 2010 and prior to May 15, 2013 other than an option; (d) 1.92 shares for every one (1) share that is subject to any award granted under the 2006 Plan on or after May 15, 2013 other than an option; (e) one (1) share for every one (1) share that is subject to an Option or SAR granted under the Amended 2017 Plan; and (f) 1.92 shares for every one (1) share that is subject to an award granted under the Amended 2017 Plan other than an option or stock appreciation right.

The following shares of our common stock will not become available again for issuance under the Amended 2017 Plan: (A) any shares that are reacquired or withheld (or not issued) by the Company to satisfy the exercise, strike or purchase price of a stock award granted under the Amended 2017 Plan or a stock award granted under the Prior Plans (including any shares subject to such award that are not delivered because such award is exercised through a reduction of shares subject to such award (i.e., "net exercised"); (B) any shares that are reacquired or withheld (or not issued) by the Company to satisfy a tax withholding obligation in connection with a Stock Award granted under the Plan or a stock award granted under the Prior Plans; (C) any shares repurchased by the Company on the open market with the proceeds of the exercise, strike or purchase price of a stock award granted under the Plan or a stock award granted under the Prior Plans; and (D) in the event that a stock appreciation right granted under the Plan or a stock appreciation right granted under the Prior Plans is settled in shares of common stock, the gross number of shares of common stock subject to such award.

Eligibility

All of our (including our affiliates') approximately 3,050 employees and 10 non-employee Directors as of March 31, 2021 are eligible to participate in the Amended 2017 Plan and may receive all types of awards other than incentive stock options. Incentive stock options may be granted under the Amended 2017 Plan only to our employees (including officers) and employees of our affiliates.

Section 162(m) Limits

Under the Amended 2017 Plan, subject to adjustment for certain changes in our capitalization, no participant will be eligible to be granted performance-based compensation during any calendar year more than: (i) a maximum of 1,000,000 shares of our common stock subject to stock options and stock appreciation rights whose value is determined by reference to an increase over an exercise or strike price of at least 100% of the fair market value of our common stock on the date of grant; (ii) a maximum of 1,000,000 shares of our common stock subject to performance stock awards; and (iii) a maximum of $10,000,000 subject to performance cash awards. Please see the section above in this proposal entitled "*Performance-Based Awards and Section 162(m)*" for more information about the inapplicability of certain previously available exemptions from the deduction limits of Section 162(m).

Non-Employee Director Compensation Limit

Under the Amended 2017 Plan, the maximum aggregate value of all compensation granted or paid, as applicable, to any of our non-employee Directors for service on the Board with respect to any one calendar year (beginning with the 2018 calendar year) may not exceed $1,000,000 in total value (calculating the value of any stock awards based on the grant date fair value of such stock awards for financial reporting purposes), or, with respect to the calendar year in which a non-employee Director is first appointed or elected to the Board, $1,500,000.

Administration

The Amended 2017 Plan will be administered by our Board, which may in turn delegate authority to administer the Amended 2017 Plan to a committee. The Board and the Compensation Committee are each considered to be a Plan Administrator for purposes of this Proposal No. Four. Subject to the terms of the Amended 2017 Plan, the Plan Administrator may determine the recipients, the types of awards to be granted, the number of shares of our common stock subject to or the cash value of awards, and the terms and conditions of awards granted under the Amended 2017 Plan, including the period of their exercisability and vesting. The Plan Administrator also has the authority to provide for accelerated exercisability and vesting of awards. Subject to the limitations set forth below, the Plan Administrator also determines the fair market value applicable to a stock award and the exercise or strike price of stock options and stock appreciation rights granted under the Amended 2017 Plan.

The Plan Administrator may also delegate to one or more officers the authority to designate employees who are not officers to be recipients of certain stock awards and the number of shares of our common stock subject to such stock awards. Under any such delegation, the Plan Administrator will specify the total number of shares of our common stock that may be subject to the stock awards granted by such officer. The officer may not grant a stock award to himself or herself.

Repricing; Cancellation and Re-Grant of Stock Awards

Under the Amended 2017 Plan, the Plan Administrator does not have the authority to reprice any outstanding stock option or stock appreciation right by reducing the exercise or strike price of the stock option or stock appreciation right or to cancel any outstanding stock option or stock appreciation right that has an exercise or strike price greater than the then-current fair market value of our common stock in exchange for cash or other stock awards without obtaining the approval of our stockholders. Such approval must be obtained within 12 months prior to such an event.

Stock Options

Stock options may be granted under the Amended 2017 Plan pursuant to stock option agreements. The Amended 2017 Plan permits the grant of stock options that are intended to qualify as incentive stock options (ISOs) and nonstatutory stock options (NSOs).

The exercise price of a stock option granted under the Amended 2017 Plan may not be less than 100% of the fair market value of the common stock subject to the stock option on the date of grant and, in some cases (see "*Limitations on Incentive Stock Options*" below), may not be less than 110% of such fair market value.

The term of stock options granted under the Amended 2017 Plan may not exceed 10 years and, in some cases (see "*Limitations on Incentive Stock Options*" below), may not exceed five years. Except as otherwise provided in a participant's stock option agreement or other written agreement with us or one of our affiliates, if a participant's service relationship with us or any of our affiliates (referred to in this Proposal No. Four as "continuous service") terminates (other than for cause and other than upon the participant's death or disability), the participant may exercise any vested stock options for up to three months following the participant's termination of continuous service. Except as otherwise provided in a participant's stock option agreement or other written agreement with us or one of our affiliates, if a participant's continuous service terminates due to the participant's disability or death (or the participant dies within a specified period, if any, following termination of continuous service), the participant, or his or her beneficiary, as applicable, may exercise any vested stock options for up to 12 months following the participant's termination due to the participant's disability or for up to 12 months following the participant's death. Except as explicitly provided otherwise in a participant's stock option agreement or other written agreement with us or one of our affiliates, if a participant's continuous service is terminated for cause (as defined in the Amended 2017 Plan), all stock options held by the participant will terminate upon the participant's termination of continuous service and the participant will be prohibited from exercising any stock option from and after such termination date. Except as otherwise provided in a participant's stock option agreement or other written agreement with us or one of our affiliates, the term of a stock option may be extended if the exercise of the stock option following the participant's termination of continuous service (other than for cause and other than upon the participant's death or disability) would be prohibited by applicable securities laws or if the sale of any common stock received upon exercise of the stock option following the participant's termination of continuous service (other than for cause) would violate our insider trading policy. In no event, however, may a stock option be exercised after its original expiration date.

Acceptable forms of consideration for the purchase of our common stock pursuant to the exercise of a stock option under the Amended 2017 Plan will be determined by the Plan Administrator and may include payment: (i) by cash, check, bank draft or money order payable to us; (ii) pursuant to a program developed under Regulation T as promulgated by the Federal Reserve Board; (iii) by delivery to us of shares of our common stock (either by actual delivery or attestation); (iv) by a net exercise arrangement (for NSOs only); or (v) in other legal consideration approved by the Plan Administrator.

Stock options granted under the Amended 2017 Plan may become exercisable in cumulative increments, or "vest," as determined by the Plan Administrator at the rate specified in the stock option agreement. Shares covered by different stock options granted under the Amended 2017 Plan may be subject to different vesting schedules as the Plan Administrator may determine.

The Plan Administrator may impose limitations on the transferability of stock options granted under the Amended 2017 Plan in its discretion. Generally, a participant may not transfer a stock option granted under the Amended 2017 Plan other than by will or the laws of descent and distribution or, subject to approval by the Plan Administrator, pursuant to a domestic relations order or an official marital settlement agreement. However, the Plan Administrator may permit transfer of a stock option in a manner that is not prohibited by applicable tax and securities laws. In addition, subject to approval by the Plan Administrator, a participant may designate a beneficiary who may exercise the stock option following the participant's death.

Limitations on Incentive Stock Options

The aggregate fair market value, determined at the time of grant, of shares of our common stock with respect to ISOs that are exercisable for the first time by a participant during any calendar year under all of our stock plans may not exceed $100,000.

The stock options or portions of stock options that exceed this limit or otherwise fail to qualify as ISOs are treated as NSOs. No ISO may be granted to any person who, at the time of grant, owns or is deemed to own stock possessing more than 10% of our total combined voting power or that of any affiliate unless the following conditions are satisfied:

- the exercise price of the ISO must be at least 110% of the fair market value of the common stock subject to the ISO on the date of grant; and
- the term of the ISO must not exceed five years from the date of grant.

Subject to adjustment for certain changes in our capitalization, the aggregate maximum number of shares of our common stock that may be issued pursuant to the exercise of ISOs under the Amended 2017 Plan is 41,760,030 shares.

Stock Appreciation Rights

Stock appreciation rights may be granted under the Amended 2017 Plan pursuant to stock appreciation right agreements. Each stock appreciation right is denominated in common stock share equivalents. The strike price of each stock appreciation right will be determined by the Plan Administrator, but will in no event be less than 100% of the fair market value of the common stock subject to the stock appreciation right on the date of grant. The Plan Administrator may also impose restrictions or conditions upon the vesting of stock appreciation rights that it deems appropriate. The appreciation distribution payable upon exercise of a stock appreciation right may be paid in shares of our common stock, in cash, in a combination of cash and stock, or in any other form of consideration determined by the Plan Administrator and set forth in the stock appreciation right agreement. Stock appreciation rights will be subject to the same conditions upon termination of continuous service and restrictions on transfer as stock options under the Amended 2017 Plan.

Restricted Stock Awards

Restricted stock awards may be granted under the Amended 2017 Plan pursuant to restricted stock award agreements. A restricted stock award may be granted in consideration for cash, check, bank draft or money order payable to us, the participant's services performed for us or any of our affiliates, or any other form of legal consideration acceptable to the Plan Administrator. Shares of our common stock acquired under a restricted stock award may be subject to forfeiture to or repurchase by us in accordance with a vesting schedule to be determined by the Plan Administrator. Rights to acquire shares of our common stock under a restricted stock award may be transferred only upon such terms and conditions as are set forth in the restricted stock award agreement. A restricted stock award agreement may provide that any dividends paid on restricted stock will be subject to the same vesting conditions as apply to the shares subject to the restricted stock award. Upon a participant's termination of continuous service for any reason, any shares subject to restricted stock awards held by the participant that have not vested as of such termination date may be forfeited to or repurchased by us.

Restricted Stock Unit Awards

RSU awards may be granted under the Amended 2017 Plan pursuant to RSU award agreements. Payment of any purchase price may be made in any form of legal consideration acceptable to the Plan Administrator. A RSU award may be settled by the delivery of shares of our common stock, in cash, in a combination of cash and stock, or in any other form of consideration determined by the Plan Administrator and set forth in the RSU award agreement. RSU awards may be subject to vesting in accordance with a vesting schedule to be determined by the Plan Administrator.

Dividend equivalents may be credited in respect of shares of our common stock covered by a RSU award, provided that any additional shares credited by reason of such dividend equivalents will be subject to all of the same terms and conditions of the underlying RSU award. Except as otherwise provided in a participant's RSU award agreement or other written agreement with us or one of our affiliates, RSUs that have not vested will be forfeited upon the participant's termination of continuous service for any reason.

Performance Awards

The Amended 2017 Plan allows us to grant performance stock and cash awards, including, prior to the enactment of tax reform legislation (under the terms of the original 2017 Plan), such awards that may qualify as performance-based compensation that is not subject to the $1,000,000 limitation on the income tax deductibility of compensation paid per covered employee imposed by Section 162(m). Please see the section above entitled "*Performance-Based Awards and 162(m)*" for further details on the elimination of the performance-based exemption. The provisions described below remain in the Amended 2017 Plan but will not be applicable to awards that are not considered to be "grandfathered" for purposes of relevant tax reform legislation, as described in more detail above.

A performance stock award is a stock award that is payable (including that may be granted, may vest, or may be exercised) contingent upon the attainment of pre-determined performance goals during a performance period. A performance stock award may require the completion of a specified period of continuous service. The length of any performance period, the performance goals to be achieved during the performance period, and the measure of whether and to what degree such performance goals have been attained will be determined by our Compensation Committee, except that the Plan Administrator also may make any such determinations to the extent that the award is not intended to qualify as performance-based compensation under Section 162(m). In addition, to the extent permitted by applicable law and the performance stock award agreement, the Plan Administrator may determine that cash may be used in payment of performance stock awards.

A performance cash award is a cash award that is payable contingent upon the attainment of pre-determined performance goals during a performance period. A performance cash award may require the completion of a specified period of continuous service. The length of any performance period, the performance goals to be achieved during the performance period, and the measure of whether and to what degree such performance goals have been attained will be determined by our Compensation Committee, except that the Plan Administrator also may make any such determinations to the extent that the award is not intended to qualify as performance-based compensation under Section 162(m). The Plan Administrator may specify the form of payment of performance cash awards, which may be cash or other property, or may provide for a participant to have the option for his or her performance cash award to be paid in cash or other property.

In granting a performance stock or cash award intended to qualify as "performance-based compensation" under Section 162(m), our Compensation Committee will set a period of time, or a performance period, over which the attainment of one or more goals, or performance goals, will be measured. Within the time period prescribed by Section 162(m) (no later than the earlier of the 90th day of a performance period and the date on which 25% of the performance period has elapsed, and in any event at a time when the achievement of the performance goals remains substantially uncertain), our Compensation Committee will establish the performance goals, based upon one or more criteria, or performance criteria, enumerated in the Amended 2017 Plan and described below. As soon as administratively practicable following the end of the performance period, our Compensation Committee will certify in writing whether the performance goals have been satisfied.

Performance goals under the Amended 2017 Plan will be based on any one or more of the following performance criteria: (i) earnings (including earnings per share and net earnings); (ii) earnings before interest, taxes and depreciation; (iii) earnings before interest, taxes, depreciation and amortization; (iv) earnings before interest, taxes, depreciation, amortization and legal settlements; (v) earnings before interest, taxes, depreciation, amortization, legal settlements and other income (expense); (vi) earnings before interest, taxes, depreciation, amortization, legal settlements, other income (expense) and stock-based compensation; (vii) earnings before interest, taxes, depreciation, amortization, legal settlements, other income (expense), stock-based compensation and changes in deferred revenue; (viii) earnings before interest, taxes, depreciation, amortization, legal settlements, other income (expense), stock-based compensation, other non-cash expenses and changes in deferred revenue; (ix) total shareholder return; (x) return on equity or average shareholder's equity; (xi) return on assets, investment, or capital employed; (xii) stock price; (xiii) margin (including gross margin); (xiv) income (before or after taxes); (xv) operating income; (xvi) operating income after taxes; (xvii) pre-tax profit; (xviii) operating cash flow; (xix) sales or revenue targets; (xx) increases in revenue or product revenue; (xxi) expenses and cost reduction goals; (xxii) improvement in or attainment of working capital levels; (xxiii) economic value added (or an equivalent metric); (xxiv) market share; (xxv) cash flow; (xxvi) cash flow per share; (xxvii) cash balance; (xxviii) cash burn; (xxix) cash collections; (xxx) share price performance; (xxxi) debt reduction; (xxxii) implementation or completion of projects or processes (including, without limitation, clinical trial initiation, clinical trial enrollment and dates, clinical trial results, regulatory filing submissions, regulatory filing acceptances, regulatory or advisory committee interactions, regulatory approvals, and product supply); (xxxiii) shareholders' equity; (xxxiv) capital expenditures; (xxxv) debt levels; (xxxvi) operating profit or net operating profit; (xxxvii) workforce diversity; (xxxviii) growth of net income or operating income; (xxxix) billings; (xl) bookings; (xli) employee retention; (xlii) initiation of studies by specific dates; (xliii) budget management; (xliv) submission to, or approval by, a regulatory body (including, but not limited to the FDA of an applicable filing or a product; (xlv) regulatory milestones; (xlvi) progress of internal research or development programs; (xlvii) acquisition of new customers; (xlviii) customer retention and/or repeat order rate; (xlix) improvements in sample and test processing times; (l) progress of partnered programs; (li) partner satisfaction; (lii) timely completion of clinical trials; (liii) submission of 510(k)s or pre-market approvals and other regulatory achievements; (liv) milestones related to research development (including, but not limited to, preclinical and clinical studies), product development and manufacturing; (lv) expansion of sales in additional geographies or markets; (lvi) research progress, including the development of programs; (lvii) strategic partnerships or transactions (including in-licensing and out-licensing of intellectual property; and (lviii) and to the extent that an award is not intended to comply with Section 162(m), other measures of performance selected by the Board or the Compensation Committee.

Performance goals may be based on a Company-wide basis, with respect to one or more business units, divisions, affiliates or business segments, and in either absolute terms or relative to the performance of one or more comparable companies or the performance of one or more relevant indices. Our Compensation Committee (or, to the extent that an award is not intended to qualify as "performance-based compensation" under Section 162(m) of the Code, the Plan Administrator) is authorized to make appropriate adjustments in the method of calculating the attainment of performance goals for a performance period as follows; *provided, however*, that to the extent that an award is intended to qualify as "performance-based compensation" under Section 162(m), any such adjustment may be made only if such adjustment is objectively determinable and specified in the award agreement at the time the award is granted or in such other document setting forth the performance goals for the award at the time the performance goals are established: (1) to exclude restructuring and/or other nonrecurring charges; (2) to exclude exchange rate effects; (3) to exclude the effects of changes to generally accepted accounting principles; (4) to exclude the effects of any statutory adjustments to corporate tax rates; (5) to exclude the effects of any items that are "unusual" in nature or occur "infrequently" as determined under generally accepted accounting principles; (6) to exclude the dilutive effects of acquisitions or joint ventures; (7) to assume that any business divested by the Company achieved performance objectives at targeted levels during the balance of a Performance Period following such divestiture; (8) to exclude the effect of any change in the outstanding shares of common stock of the Company by reason of any stock dividend or split, stock repurchase, reorganization, recapitalization, merger, consolidation, spin-off, combination or exchange of shares or other similar corporate change, or any distributions to common shareholders other than regular cash dividends; (9) to exclude the effects of stock based compensation and the award of bonuses under the Company's bonus plans; (10) to exclude costs incurred in connection with potential acquisitions or divestitures that are required to be expensed under generally accepted accounting principles; (11) to exclude the goodwill and intangible asset impairment charges that are required to be recorded under generally accepted accounting principles; (12) to exclude the effects of the timing of acceptance for review and/or approval of submissions to the FDA or any other regulatory body; and (13) to the extent that an Award is not intended to qualify as "performance-based compensation" under Section 162(m), to make other appropriate adjustments selected by the Board or the Committee.

In addition, our Compensation Committee (or, to the extent that an award is not intended to qualify as "performance-based compensation" under Section 162(m), the Plan Administrator) retains the discretion to reduce or eliminate the compensation or economic benefit due upon the attainment of any performance goals and to define the manner of calculating the performance criteria it selects to use for a performance period.

Other Stock Awards

Other forms of stock awards valued in whole or in part by reference to, or otherwise based on, our common stock may be granted either alone or in addition to other stock awards under the Amended 2017 Plan. The Plan Administrator will have sole and complete authority to determine the persons to whom and the time or times at which such other stock awards will be granted, the number of shares of our common stock to be granted and all other terms and conditions of such other stock awards.

Clawback Policy

Awards granted under the Amended 2017 Plan will be subject to recoupment in accordance with any clawback policy that we are required to adopt pursuant to the listing standards of any national securities exchange or association on which our securities are listed or as is otherwise required by the Dodd-Frank Wall Street Reform and Consumer Protection Act or other applicable law. In addition, the Plan Administrator may impose other clawback, recovery or recoupment provisions in an award agreement as the Plan Administrator determines necessary or appropriate, including a reacquisition right in respect of previously acquired shares of our common stock or other cash or property upon the occurrence of cause. As noted under the "*Compensation Discussion and Analysis—Highlights of Compensation Policies and Practices*" section of this Proxy Statement, we maintain a Clawback Policy.

Changes to Capital Structure

In the event of certain capitalization adjustments, the Plan Administrator will appropriately adjust: (i) the class(es) and maximum number of securities subject to the Amended 2017 Plan; (ii) the class(es) and maximum number of securities that may be issued pursuant to the exercise of ISOs; (iii) the class(es) and maximum number of securities that may be awarded to any participant pursuant to award limits in the Amended 2017 Plan; and (iv) the class(es) and number of securities and price per share of stock subject to outstanding stock awards.

Corporate Transaction

In the event of a transaction (as defined in the Amended 2017 Plan and described below), the Plan Administrator may take one or more of the following actions with respect to stock awards, contingent upon the closing or consummation of the corporate transaction, unless otherwise provided in the instrument evidencing the stock award, in any other written agreement between us or one of our affiliates and the participant or in our Director compensation policy, or unless otherwise provided by the Plan Administrator at the time of grant of the stock award:

- arrange for the surviving or acquiring corporation (or its parent company) to assume or continue the stock award or to substitute a similar stock award for the stock award (including an award to acquire the same consideration paid to our stockholders pursuant to the corporate transaction);
- arrange for the assignment of any reacquisition or repurchase rights held by us in respect of our common stock issued pursuant to the stock award to the surviving or acquiring corporation (or its parent company);
- accelerate the vesting (and, if applicable, the exercisability), in whole or in part, of the stock award to a date prior to the effective time of the corporate transaction as determined by the Plan Administrator (or, if the Plan Administrator does not determine such a date, to the date that is five days prior to the effective date of the corporate transaction), with the stock award terminating if not exercised (if applicable) at or prior to the effective time of the corporate transaction;
- arrange for the lapse of any reacquisition or repurchase rights held by us with respect to the stock award;
- cancel or arrange for the cancellation of the stock award, to the extent not vested or not exercised prior to the effective time of the corporate transaction, and pay such cash consideration, if any, as the Plan Administrator may consider appropriate; and
- make a payment, in such form as may be determined by the Board, equal to the excess, if any, of (A) the per share amount payable to holders of common stock in connection with the transaction, over (B) any per share exercise price under the applicable award. For clarity, this payment may be zero ($0) if the value of the property is equal to or less than the exercise price. In addition, any escrow, holdback, earnout or similar provisions in the definitive agreement for the corporate transaction may apply to such payment to the same extent and in the same manner as such provisions apply to the holders of common stock.

The Plan Administrator is not required to take the same action with respect to all stock awards or portions of stock awards or with respect to all participants. The Plan Administrator may take different actions with respect to the vested and unvested portions of a stock award.

For purposes of the Amended 2017 Plan, a transaction generally will be deemed to occur in the event of the consummation of a change in control (as described below) or a corporate transaction, which is defined as: (i) a sale or other disposition of all or substantially all of our consolidated assets; (ii) a sale or other disposition of more than 50% of our outstanding securities; (iii) a merger, consolidation or similar transaction following which we are not the surviving corporation; or (iv) a merger, consolidation or similar transaction following which we are the surviving corporation but the shares of our common stock outstanding immediately prior to the transaction are converted or exchanged into other property by virtue of the transaction.

Change in Control

Under the Amended 2017 Plan, a stock award may be subject to additional acceleration of vesting and exercisability upon or after a change in control (as defined in the Amended 2017 Plan and described below) as may be provided in the participant's stock award agreement, in any other written agreement with us or one of our affiliates or in our Director compensation policy, but in the absence of such provision, no such acceleration will occur.

For purposes of the Amended 2017 Plan, a change in control generally will be deemed to occur in the event: (i) a person, entity or group acquires, directly or indirectly, our securities representing more than 50% of the combined voting power of our then outstanding securities, other than by virtue of a merger, consolidation, or similar transaction; (ii) there is consummated a merger, consolidation, or similar transaction and, immediately after the consummation of such transaction, our stockholders immediately prior thereto do not own, directly or indirectly, more than 50% of the combined outstanding voting power of the surviving entity or the parent of the surviving entity in substantially the same proportions as their ownership of our outstanding voting securities immediately prior to such transaction; (iii) there is consummated a sale or other disposition of all or substantially all of our consolidated assets, other than a sale or other disposition to an entity in which more than 50% of the entity's combined voting power is owned by our stockholders in substantially the same proportions as their ownership of our outstanding voting securities immediately prior to such sale or other disposition; (iv) we experience a complete liquidation or dissolution; or (v) a majority of our Board becomes comprised of individuals whose nomination, appointment, or election was not approved by a majority of the Board members or their approved successors.

Plan Amendments and Termination

The Plan Administrator will have the authority to amend or terminate the Amended 2017 Plan at any time. However, except as otherwise provided in the Amended 2017 Plan or an award agreement, no amendment or termination of the Amended 2017 Plan may materially impair a participant's rights under his or her outstanding awards without the participant's consent.

We will obtain stockholder approval of any amendment to the Amended 2017 Plan as required by applicable law and listing requirements. No ISOs may be granted under the Amended 2017 Plan after the tenth anniversary of the date the Amended 2017 Plan was adopted by our Board.

U.S. FEDERAL INCOME TAX CONSEQUENCES

The following is a summary of the principal U.S. federal income tax consequences to participants and us with respect to participation in the Amended 2017 Plan. This summary is not intended to be exhaustive and does not discuss the income tax laws of any local, state or foreign jurisdiction in which a participant may reside. The information is based upon current federal income tax rules and therefore is subject to change when those rules change. Because the tax consequences to any participant may depend on his or her particular situation, each participant should consult the participant's tax adviser regarding the federal, state, local and other tax consequences of the grant or exercise of an award or the disposition of stock acquired the Amended 2017 Plan. The Amended 2017 Plan is not qualified under the provisions of Section 401(a) of the Code and is not subject to any of the provisions of the Employee Retirement Income Security Act of 1974. Our ability to realize the benefit of any tax deductions described below depends on our generation of taxable income as well as the requirement of reasonableness, the provisions of the Code and the satisfaction of our tax reporting obligations.

Nonstatutory Stock Options

Generally, there is no taxation upon the grant of an NSO if the stock option is granted with an exercise price equal to the fair market value of the underlying stock on the grant date. Upon exercise, a participant will recognize ordinary income equal to the excess, if any, of the fair market value of the underlying stock on the date of exercise of the stock option over the exercise price. If the participant is employed by us or one of our affiliates, that income will be subject to withholding taxes. The participant's tax basis in those shares will be equal to their fair market value on the date of exercise of the stock option, and the participant's capital gain holding period for those shares will begin on that date.

Subject to the requirement of reasonableness, the provisions of the Code and the satisfaction of a tax reporting obligation, we will generally be entitled to a tax deduction equal to the taxable ordinary income realized by the participant.

Incentive Stock Options

We have not granted incentive stock options since the second quarter of 2014, and we do not have any current intention to do so in the near future.

The Amended 2017 Plan provides for the grant of stock options that are intended to qualify as "incentive stock options," as defined in Section 422 of the Code. Under the Code, a participant generally is not subject to ordinary income tax upon the grant or exercise of an ISO. If the participant holds a share received upon exercise of an ISO for more than two years from the date the stock option was granted and more than one year from the date the stock option was exercised, which is referred to as the required holding period, the difference, if any, between the amount realized on a sale or other taxable disposition of that share and the participant's tax basis in that share will be long-term capital gain or loss.

If, however, a participant disposes of a share acquired upon exercise of an ISO before the end of the required holding period, which is referred to as a disqualifying disposition, the participant generally will recognize ordinary income in the year of the disqualifying disposition equal to the excess, if any, of the fair market value of the share on the date of exercise of the stock option over the exercise price. However, if the sales proceeds are less than the fair market value of the share on the date of exercise of the stock option, the amount of ordinary income recognized by the participant will not exceed the gain, if any, realized on the sale. If the amount realized on a disqualifying disposition exceeds the fair market value of the share on the date of exercise of the stock option, that excess will be short-term or long-term capital gain, depending on whether the holding period for the share exceeds one year. For purposes of the alternative minimum tax, the amount by which the fair market value of a share of stock acquired upon exercise of an ISO exceeds the exercise price of the stock option generally will be an adjustment included in the participant's alternative minimum taxable income for the year in which the stock option is exercised. If, however, there is a disqualifying disposition of the share in the year in which the stock option is exercised, there will be no adjustment for alternative minimum tax purposes with respect to that share. In computing alternative minimum taxable income, the tax basis of a share acquired upon exercise of an ISO is increased by the amount of the adjustment taken into account with respect to that share for alternative minimum tax purposes in the year the stock option is exercised.

We are not allowed a tax deduction with respect to the grant or exercise of an ISO or the disposition of a share acquired upon exercise of an ISO after the required holding period. If there is a disqualifying disposition of a share, however, we will generally be entitled to a tax deduction equal to the taxable ordinary income realized by the participant, subject to the requirement of reasonableness and the provisions of the Code, and provided that either the employee includes that amount in income or we timely satisfy our reporting requirements with respect to that amount.

Restricted Stock Awards

Generally, the recipient of a restricted stock award will recognize ordinary income at the time the stock is received equal to the excess, if any, of the fair market value of the stock received over any amount paid by the recipient in exchange for the stock. If, however, the stock is not vested when it is received (for example, if the employee is required to work for a period of time in order to have the right to sell the stock), the recipient generally will not recognize income until the stock becomes vested, at which time the recipient will recognize ordinary income equal to the excess, if any, of the fair market value of the stock on the date it becomes vested over any amount paid by the recipient in exchange for the stock. A recipient may, however, file an election with the Internal Revenue Service, within 30 days following his or her receipt of the stock award, to recognize ordinary income, as of the date the recipient receives the award, equal to the excess, if any, of the fair market value of the stock on the date the award is granted over any amount paid by the recipient for the stock.

The recipient's basis for the determination of gain or loss upon the subsequent disposition of shares acquired from a restricted stock award will be the amount paid for such shares plus any ordinary income recognized either when the stock is received or when the stock becomes vested.

Subject to the requirement of reasonableness, the provisions of the Code and the satisfaction of a tax reporting obligation, we will generally be entitled to a tax deduction equal to the taxable ordinary income realized by the recipient of the restricted stock award.

Restricted Stock Unit Awards

Generally, the recipient of an RSU award structured to comply with the requirements of Section 409A of the Code or an exception to Section 409A of the Code will recognize ordinary income at the time the stock is delivered equal to the excess, if any, of the fair market value of the stock received over any amount paid by the recipient in exchange for the stock. To comply with the requirements of Section 409A of the Code, the stock subject to an RSU award may generally only be delivered upon one of the following events: a fixed calendar date (or dates), separation from service, death, disability or a change in control. If delivery occurs on another date, unless the RSU award otherwise complies with or qualifies for an exception to the requirements of Section 409A of the Code (including delivery upon achievement of a performance goal), in addition to the tax treatment described above, the recipient will owe an additional 20% federal tax and interest on any taxes owed.

The recipient's basis for the determination of gain or loss upon the subsequent disposition of shares acquired from an RSU award will be the amount paid for such shares plus any ordinary income recognized when the stock is delivered.

Subject to the requirement of reasonableness, the provisions of the Code and the satisfaction of a tax reporting obligation, we will generally be entitled to a tax deduction equal to the taxable ordinary income realized by the recipient of the RSU award.

Stock Appreciation Rights

Generally, if a stock appreciation right is granted with an exercise price equal to the fair market value of the underlying stock on the grant date, the recipient will recognize ordinary income equal to the fair market value of the stock or cash received upon such exercise. Subject to the requirement of reasonableness, the provisions of the Code, and the satisfaction of a tax reporting obligation, we will generally be entitled to a tax deduction equal to the taxable ordinary income realized by the recipient of the stock appreciation right.

NEW PLAN BENEFITS

All awards under the Amended 2017 Plan are made in the discretion of the Plan Administrator, and no Awards have been granted under the Amended 2017 Plan subject to stockholder approval of this Proposal No. Four. Therefore, the benefits and amounts that will be received or allocated under the Amended 2017 Plan are not determinable at this time. Our past equity grants to our NEOs, and our current Director compensation policy, are discussed above.

2017 EQUITY INCENTIVE PLAN BENEFITS

The following table shows, for each of the named executive officers and the various groups indicated, the number of stock options underlying shares of common stock that have been granted (even if not currently outstanding) under the 2017 Equity Incentive Plan since its approval by the stockholders in June 2019 and through March 31, 2021.

2017 EQUITY INCENTIVE PLAN

Name and Position	Number of shares subject to grant (#)
Jean-Jacques Bienaimé, Chairman and Chief Executive Officer	229,740
Brian R. Mueller, Executive Vice President and Chief Financial Officer	47,720
Daniel Spiegelman, Former Executive Vice President and Chief Financial Officer	0
Jeff Ajer, Executive Vice President and Chief Commercial Officer	55,990
Robert A. Baffi, Ph.D., Former President of Global Manufacturing and Technical Operations	30,390
Henry J. Fuchs, M.D., President of Worldwide Research & Development	89,680
C. Greg Guyer, Ph.D., Executive Vice President of Global Manufacturing and Technical Operations and Chief Technical Officer	89,800
Current Executive Officer Group (seven persons)	580,970
Non-Executive Director Group (10 persons)	0
Nominees for Director (11 persons, consisting of Jean-Jacques Bienaimé and the Non-Executive Directors)	229,740
Each Associate of any Director, Executive Officer or Nominee	—
Each Other Current 5% Holder or Future 5% Recipient	—

 THE BOARD OF DIRECTORS RECOMMENDS A VOTE IN FAVOR OF PROPOSAL 4.

ADDITIONAL INFORMATION

QUESTIONS AND ANSWERS ABOUT THESE PROXY MATERIALS AND VOTING

Why did I receive a one-page notice in the mail regarding the Internet availability of proxy materials instead of a full set of proxy materials?

Pursuant to rules adopted by the SEC, we have elected to provide access to our proxy materials over the Internet. Accordingly, we are sending an Important Notice Regarding the Availability of Proxy Materials (the Proxy Availability Notice) to our stockholders of record. All stockholders will have the ability to access the proxy materials on the website referred to in the Proxy Availability Notice free of charge or request to receive a printed set of the proxy materials for the Annual Meeting. Instructions on how to access the proxy materials over the Internet or to request a printed copy may be found in the Proxy Availability Notice.

We intend to mail the Proxy Availability Notice on or about April 13, 2021 to all stockholders of record entitled to vote at the Annual Meeting. We expect that this Proxy Statement and the other proxy materials will be available to stockholders on or about April 13, 2021.

What does it mean if I receive more than one Proxy Availability Notice?

If you receive more than one Proxy Availability Notice, your shares may be registered in more than one name or in different accounts. Please follow the voting instructions on each Proxy Availability Notice to ensure that all of your shares are voted.

How do I attend the Annual Meeting?

We will be hosting the Annual Meeting live via the Internet. You will not be able to attend the Annual Meeting in person. Any stockholder can listen to and participate in the Annual Meeting live via the Internet at *www.virtualshareholdermeeting.com/BMRN2021*. Our Board annually considers the appropriate format of our annual meeting and this year has decided to hold a virtual annual meeting due to the COVID-19 global pandemic. In addition, we intend the virtual meeting format to provide stockholders a similar level of transparency to the traditional in-person meeting format and we will take steps to ensure such an experience. Our stockholders will be afforded the same opportunities to participate at the virtual Annual Meeting as they would at an in-person annual meeting of stockholders. Our virtual annual meeting will allow stockholders to submit questions and comments during the meeting. After the meeting, we will spend up to 15 minutes answering stockholder questions that comply with the meeting rules of conduct, which will be posted on the virtual meeting web portal. To the extent time doesn't allow us to answer all of the appropriately submitted questions, we will answer them in writing on our investor relations website, at *https://investors.biomarin.com*, soon after the meeting. If we receive substantially similar questions, we will group such questions together and provide a single response to avoid repetition.

If you attend the virtual meeting as described above, you will be deemed to be attending in person, as provided by Delaware law.

The Annual Meeting webcast will begin promptly at 9:00 a.m. (Pacific Time) on May 25, 2021. We encourage you to access the Meeting webcast prior to the start time. Online check-in will begin, and stockholders may begin submitting written questions, at 8:45 a.m. (Pacific Time), and you should allow ample time for the check-in procedures.

You will need the 16-digit control number included on your Notice of Internet Availability or your proxy card or voting instruction form (if you received a printed copy of the proxy materials) or included in the email to you if you received the proxy materials by email in order to be able to vote your shares or submit questions during the Annual Meeting. Instructions on how to connect to the Annual Meeting and participate via the Internet, including how to demonstrate proof of stock ownership, will be posted at *www.virtualshareholdermeeting.com/BMRN2021* two weeks prior to the date of the Annual Meeting. If you do not have your 16-digit control number, you will be able to access and listen to the Annual Meeting as a guest, but you will not be able to vote your shares or submit questions during the Annual Meeting.

We will have technicians ready to assist you with any technical difficulties you may have accessing the virtual meeting or submitting questions. If you encounter any difficulties accessing the virtual meeting during the check-in or meeting time, please call the technical support number that will be posted on the virtual meeting web portal.

Who can vote at the Annual Meeting?

Only stockholders of record at the close of business on the Record Date will be entitled to vote at the Annual Meeting. On the Record Date, there were 182,660,481 shares of common stock outstanding and entitled to vote.

Stockholder of Record: Shares Registered in Your Name

If on the Record Date your shares were registered directly in your name with BioMarin's transfer agent, Computershare Inc., then you are a stockholder of record. As a stockholder of record, you may vote at the Annual Meeting, which will be held virtually via the Internet, or vote by proxy. Whether or not you plan to attend the Annual Meeting, we urge you to vote by proxy over the telephone, or on the Internet as instructed below, or complete, date, sign and return the proxy card mailed to you to ensure your vote is counted.

Beneficial Owner: Shares Registered in the Name of a Broker, Bank or Other Nominee

If on the Record Date your shares were held not in your name, but rather in an account at a brokerage firm, bank, dealer or other similar organization, then you are the beneficial owner of shares held in "street name" and the Proxy Availability Notice is being forwarded to you by that organization. The organization holding your account is considered to be the stockholder of record for purposes of voting at the Annual Meeting. As a beneficial owner, you have the right to direct your broker, bank or other nominee regarding how to vote the shares in your account. You are also invited to attend and vote at the Annual Meeting, which will be held virtually via the Internet. However, since you are not the stockholder of record, you may not be able to vote your shares at the Annual Meeting unless you request and obtain a valid proxy from your broker, bank or other nominee. Please contact your broker, bank or other nominee for information about specific requirements if you would like to vote your shares during the Annual Meeting.

What am I voting on?

There are three matters scheduled for a vote:

1   To elect the 11 nominees for director to serve until the next Annual Meeting and until their successors are duly elected and qualified;
2   To ratify the selection of KPMG LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2020;
3   To approve, on an advisory basis, the compensation of the Company's NEOs as disclosed in this Proxy Statement; and
4   To approve an amendment to the 2017 Equity Incentive Plan, as amended.

What if another matter is properly brought before the Annual Meeting?

The Board knows of no other matters that will be presented for consideration at the Annual Meeting. If any other matters are properly brought before the Annual Meeting, the persons named in the accompanying proxy will vote on those matters in accordance with their best judgment.

What is the Board's voting recommendation?

The Board recommends that you vote your shares:

- "FOR" the election of all 11 nominees for director;
- "FOR" the ratification of the selection of KPMG LLP as our independent registered public accounting firm for BioMarin for its fiscal year ending December 31, 2020;
- "FOR" the approval, on an advisory basis, of the compensation of the Company's NEOs as disclosed in this Proxy Statement; and
- "FOR" the approval of an amendment to the 2017 Equity Incentive Plan, as amended.

How do I vote?

With regard to the election of directors, you may vote "For" all the nominees to the Board or you may "Withhold" your vote for all the nominees or any individual nominee you specify. With regard to each of the other matters to be voted on, you may vote "For" or "Against" or abstain from voting.

The procedures for voting depend on whether your shares are registered in your name or are held by a bank, broker or other nominee:

Stockholder of Record: Shares Registered in Your Name

If you are a stockholder of record, you may vote at the Annual Meeting, which will be held virtually via the Internet, vote by proxy over the telephone, vote by proxy through the Internet, or vote by proxy using a proxy card that you may request or that we may elect to deliver at a later time. Whether or not you plan to attend the Annual Meeting, we urge you to vote by proxy to ensure your vote is counted. You may still attend the Annual Meeting and vote online even if you have already voted by proxy.

- To vote over the telephone, dial toll-free 1-866-690-6903 using a touch-tone phone and follow the recorded instructions. You will be asked to provide the company number and control number from the Proxy Availability Notice. Your vote must be received by 11:59 p.m., Eastern Daylight Time on May 24, 2021 to be counted.
- To vote through the Internet, go to *http://www.proxyvote.com* to complete an electronic proxy card. You will be asked to provide the company number and control number from the Proxy Availability Notice. Your vote must be received by 11:59 p.m., Eastern Daylight Time, on May 24, 2020 to be counted.
- To vote using the proxy card, simply complete, sign and date the proxy card that may be delivered to you and return it promptly in the envelope provided. If you return your signed proxy card to us and we receive it before the Annual Meeting, we will vote your shares as you direct.
- To vote during the Annual Meeting, attend the Annual Meeting by visiting *www.virtualshareholdermeeting.com/BMRN2021* and follow the instructions posted there. Please have your 16-digit control number to join the Annual Meeting.

Beneficial Owner: Shares Registered in the Name of Broker, Bank or Other Nominee

If you are a beneficial owner of shares registered in the name of your broker, bank, or other nominee, you should have received a Proxy Availability Notice containing voting instructions from that organization rather than from BioMarin. Simply follow the voting instructions in the Proxy Availability Notice to ensure that your vote is counted. To vote online at the Annual Meeting, which will be held virtually via the Internet, attend the Annual Meeting by visiting *www.virtualshareholdermeeting.com/BMRN2021* and follow the instructions posted there. Please have your 16-digit control number to join the Annual Meeting. Additionally, you may need to request and obtain a valid proxy from your broker, bank or other nominee to vote your shares during the Annual Meeting. Please contact your broker, bank or other nominee for information about specific requirements if you would like to vote your shares during the Annual Meeting.

Internet proxy voting may be provided to allow you to vote your shares online, with procedures designed to ensure the authenticity and correctness of your proxy vote instructions. However, please be aware that you must bear any costs associated with your Internet access, such as usage charges from Internet access providers and telephone companies.

How many votes do I have?

On each matter to be voted upon, you have one vote for each share of common stock you own as of the Record Date.

What if I return a proxy card or otherwise vote but do not make specific choices?

If you return a signed and dated proxy card or otherwise vote without marking voting selections, your shares will be voted, as applicable, "FOR" the election of all 11 nominees for director, "FOR" the ratification of KPMG as the Company's independent registered public accounting firm, "FOR" the advisory approval of the compensation of the NEOs and "FOR" approval of an amendment to the 2017 Equity Incentive Plan, as amended. If any other matter is properly presented at the Annual Meeting, your proxy holder (one of the individuals named on your proxy card) will vote your shares using his or her best judgment.

Will my vote be kept confidential?

Proxies, ballots and voting tabulations are handled on a confidential basis to protect your voting privacy. This information will not be disclosed, except as required by law.

Who is paying for this proxy solicitation?

The accompanying proxy is solicited on behalf of the Board for use at the Annual Meeting. Accordingly, the Company will pay for the entire cost of soliciting proxies. In addition to these proxy materials, our directors and employees and Innisfree M&A Incorporated may also solicit proxies in person, by telephone, or by other means of communication. Directors and employees of the Company will not be paid any additional compensation for soliciting proxies, but Innisfree M&A Incorporated will be paid its customary fee of approximately $20,000 plus out-of-pocket expenses if it solicits proxies. We may also reimburse brokerage firms, banks and other nominees for the cost of forwarding proxy materials to beneficial owners.

Can I change my vote after submitting my proxy?

Yes. You can revoke your proxy at any time before the final vote at the Annual Meeting. If you are the record holder of your shares, you may revoke your proxy in any one of the following ways:

- You may submit another properly completed proxy card with a later date.
- You may grant a subsequent proxy by telephone or through the Internet.
- You may send a timely written notice that you are revoking your proxy to the Company's Secretary at BioMarin Pharmaceutical Inc., Attention: G. Eric Davis, 105 Digital Drive, Novato, CA 94949. Such notice will be considered timely if it is received at the indicated address by close of business on the business day immediately preceding the date of the Annual Meeting.
- You may attend the Annual Meeting, which will be held virtually via the Internet, and vote online. Simply attending the Annual Meeting will not, by itself, revoke your proxy.

Your most current proxy card or telephone or Internet proxy is the one that is counted, so long as it is provided within the applicable deadline. If your shares are held by your broker, banker or other nominee, you should follow the instructions provided by your broker, bank or other nominee.

When are stockholder proposals and director nominations for inclusion in our proxy statement for next year's Annual Meeting due?

Stockholders wishing to present proposals for inclusion in our proxy statement for the 2022 Annual Meeting pursuant to Rule 14a-8 of the Exchange Act must submit their proposals so that they are received by us at our principal executive offices no later than December 14, 2021. However, if our 2022 Annual Meeting is not held between April 25, 2022 and June 24, 2022, then the deadline will be a reasonable time prior to the time that we begin to print and mail our proxy materials.

Eligible stockholders wishing to nominate a candidate for election to the Board at the 2022 Annual Meeting and to have such candidate included in the proxy materials for such meeting pursuant to our proxy access bylaw must submit such nomination between November 14, 2021 and December 14, 2021 and must include the information set forth in Article II, Section 2.15(c) of our Bylaws.

Proposals for inclusion in our proxy statement for the 2022 Annual Meeting should be sent to the Company's Secretary at BioMarin Pharmaceutical Inc., Attention: G. Eric Davis, Executive Vice President, General Counsel and Secretary, 105 Digital Drive, Novato, CA 94949.

When are other proposals and director nominations for next year's Annual Meeting due?

With respect to proposals and nominations other than those to be included in our proxy statement pursuant to Rule 14a-8 of the Exchange Act or our proxy access bylaw, our Bylaws provide that stockholders who wish to nominate a director or propose other business to be brought before the stockholders at the Annual Meeting must notify our Secretary by a written notice, which notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the anniversary date of the immediately preceding year's Annual Meeting of Stockholders.

For the 2022 Annual Meeting, stockholders wishing to present nominations for director or proposals for consideration under these provisions of our Bylaws must submit their nominations or proposals so that they are received at our principal executive offices not earlier than January 25, 2022 and not later than February 24, 2022 in order to be considered. In the event that the 2022 Annual Meeting is to be held on a date that is not within 25 days before or 60 days after May 25, 2022, then a stockholder's notice must be received by the Secretary no later than the close of business on the 10th day following the day on which notice of the date of the 2022 Annual Meeting was mailed or the day we make a public announcement of the date of the 2022 Annual Meeting, whichever first occurs.

In addition, with respect to nominations for directors, if the number of directors to be elected at the 2022 Annual Meeting is increased effective at the 2022 Annual Meeting and there is no public announcement by us naming the nominees for the additional directorships at least 100 days prior to May 25, 2022, a stockholder's notice will also be considered timely, but only with respect to nominees for the additional directorships, if it is delivered to our Secretary at our principal executive offices not later than the close of business on the 10th day following the day on which such public announcement is first made by us.

Nominations or proposals should be sent in writing to the Company's Secretary at BioMarin Pharmaceutical Inc., Attention: G. Eric Davis, 105 Digital Drive, Novato, CA 94949. A stockholder's notice to nominate a director or bring any other business before 2020 Annual Meeting must set forth certain information, which is specified in our Bylaws. A complete copy of our Bylaws may be found in the Corporate Governance section of the Investors section of our website at *www.bmrn.com.* Information on our website is NOT incorporated by reference in this Proxy Statement.

How can I recommend a director nominee for consideration by the CGN Committee?

In order for a stockholder to have a candidate considered by the CGN Committee, a stockholder should submit a written recommendation that includes: (i) the name and record address of the stockholder (and beneficial owner, if any, on whose behalf the nomination is made) and evidence of the stockholder's and beneficial owner's ownership of our stock, including the number of shares owned and the length of time of ownership; (ii) a description of any agreement, arrangement or understanding with respect to the nomination between or among such stockholder and/or such beneficial owner and affiliates or others acting together; (iii) a description of any agreement, arrangement or understanding (including any derivative or short positions, profit interests, options, warrants, convertible securities, stock appreciation or similar rights, hedging transactions, and borrowed or loaned shares) that has been entered into as of the date of the stockholder's notice by, or on behalf of, such stockholder and/or such beneficial owners; (iv) a representation that the stockholder and/or any beneficial owner intends to appear in person or by proxy at the meeting to nominate the persons named in its notice; (v) whether the stockholder or any beneficial owner intends or is part of a group that intends to deliver a proxy statement and/or form of proxy to holders of at least the percentage of our outstanding capital stock required to elect the nominee and/or otherwise to solicit proxies from stockholders in support of such nomination; and (vi) any other information relating to such stockholder that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitation of proxies for election of directors pursuant to Section 14 of the Exchange Act. With respect to each person whom the stockholder proposes to nominate for election as a director, the stockholder must include (1) the name, age, business address and residence address of the director candidate, (2) the candidate's resume or a listing of his or her qualifications to be a director (including principal occupation or employment), (3) the class or series and number of shares of stock which are owned beneficially or of record by the candidate, and (4) any other information relating to the candidate that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitation of proxies for election of directors pursuant to Section 14 of the Exchange Act. The notice must also be accompanied by a written consent of each proposed nominee to being named as a nominee if selected by the CGN Committee and nominated by the Board. Stockholder recommendations should be addressed to the Corporate Governance and Nominating Committee at 105 Digital Drive, Novato, CA 94949, c/o G. Eric Davis, Executive Vice President, General Counsel and Secretary.

For stockholder nominations to be included in the proxy materials for a future meeting pursuant to our proxy access bylaw or brought before the stockholders at a future meeting, please see "When are stockholder proposals and director nominations for inclusion in our proxy statement for next year's Annual Meeting due?" and "When are other proposals and director nominations for next year's Annual Meeting due?" above.

How are votes counted?

Votes will be counted by the inspector of election appointed for the Annual Meeting, who will separately count, "For," "Withhold" and broker non-votes for the proposal to elect directors, and with respect to other proposals, votes "For," "Against," "Abstain" and broker non-votes, if applicable.

What are "broker non-votes"?

Broker non-votes occur when a beneficial owner of shares held in "street name" does not give instructions to the broker, bank or other nominee holding the shares as to how to vote. Generally, if shares are held in street name, the beneficial owner of the shares is entitled to give voting instructions to the broker, bank or other nominee holding the shares. If the beneficial owner does not provide voting instructions, the broker, bank or other nominee can still vote the shares with respect to matters that are considered to be "routine," but cannot vote the shares with respect to "non-routine" matters. Under the rules and interpretations of the New York Stock Exchange (the NYSE), which generally apply to all brokers, bank or other nominees, on voting matters characterized by the NYSE as "routine," NYSE member firms have the discretionary authority to vote shares for which their customers do not provide voting instructions. On non-routine proposals, such "uninstructed shares" may not be voted by member firms. Only Proposal No. Two—Ratification of the selection of our independent registered public accounting firm is considered a "routine" matter for this purpose, and brokers, banks or other nominees will generally have discretionary voting power with respect to such proposal.

What is the effect of abstentions and broker non-votes?

Abstentions: Under Delaware law (under which BioMarin is incorporated), abstentions are counted as shares present and entitled to vote at the Annual Meeting, and therefore counted as present for the purpose of determining whether a quorum is present, but they are not counted as shares cast. Our Bylaws provide that a stockholder action (other than the election of directors and unless otherwise required by applicable laws, regulations or stock exchange rules) shall be decided by the vote of the holders of a majority of the total number of votes of the Company's capital stock cast on the matter. Therefore, abstentions will have no effect on Proposal No. Two—Ratification of the selection of KPMG as our independent registered public accounting firm and Proposal No. Three—Advisory vote on executive compensation.

Broker Non-Votes: The "non-routine" matters on the agenda for the Annual Meeting for which brokers, banks and other nominees will not be able to vote uninstructed shares include Proposal No. One—Election of directors, Proposal No. Three—Advisory vote on executive compensation and Proposal No. Four—Approval of an amendment to the 2017 Equity Incentive Plan, as amended.

Broker non-votes will be counted as present at the Annual Meeting for the purpose of determining whether a quorum is present at the Annual Meeting. However, because broker non-votes are not considered under Delaware law to be votes cast, they will have no effect on the outcome of the vote on: Proposal No. One—Election of directors, Proposal No. Three—Advisory vote on executive compensation and Proposal No. Four—Approval of an amendment to the 2017 Equity Incentive Plan, as amended. As a result, if you hold your shares in street name and you do not instruct your broker, bank or other nominee how to vote your shares on these proposals, no votes will be cast on your behalf on these proposals. **Therefore, it is critical that you indicate your vote on these proposals if you want your vote to be counted.** Proposal No. Two—Ratification of the selection of KPMG as our independent registered public accounting firm is considered a "routine" matter. Therefore, your broker, bank or other nominee will be able to vote on that proposal even if it does not receive instructions from you, so long as it holds your shares in its name.

How many votes are needed to approve each proposal?

Proposal	Vote Required	Broker Discretionary Voting Allowed?
No. One. Election of Directors	Plurality	No
No. Two. Ratification of Independent Registered Public Accounting Firm	Majority Cast	Yes
No. Three. Advisory Vote on Executive Compensation	Majority Cast	No
No. Four. Approval of an Amendment to the 2017 Equity Incentive Plan, As Amended	Majority Cast	No

A "Plurality," with regard to the election of directors, means that the 11 nominees who receive the most "For" votes cast by the holders of shares either present in person or represented by proxy and entitled to vote will be elected to our Board. A "Majority Cast," with regard to the ratification of our independent registered public accounting firm, the advisory vote on executive compensation and the approval of an amendment to the 2017 Equity Incentive Plan, as amended means that a majority of the votes cast on each proposal must be voted "For" the respective proposal.

Accordingly:

- Proposal No. One: For the election of directors, the 11 nominees receiving the most "For" votes cast by the holders of shares present in person or represented by proxy and entitled to vote on Proposal No. One will be elected. Only votes "For" or "Withheld" will affect the outcome. Broker non-votes will have no effect. Pursuant to our Corporate Governance Principles, any nominee for director who receives a greater number of votes "withheld" from his or her election than votes "for" his or her election in an uncontested election at a stockholders' meeting should promptly tender his or her resignation to the Chair of the Board following certification of the stockholder vote.
- Proposal No. Two: To be approved, a majority of the total votes cast on Proposal No. Two must be voted "For" the ratification of the selection of KPMG LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2021. Abstentions and broker non-votes will not be considered votes cast on Proposal No. Two and will have no effect; however, the ratification of KPMG is a matter on which a broker, bank or other nominee has discretionary voting authority, and thus, we do not expect any broker non-votes with respect to Proposal No. Two.
- Proposal No. Three: To be approved, a majority of the total votes cast on Proposal No. Three must be voted "For" the advisory approval of the compensation of the Company's NEOs. Abstentions and broker non-votes will not be considered votes cast on Proposal No. Three and will have no effect.
- Proposal No. Four: To be approved, a majority of the total votes cast on Proposal No. Three must be voted "For" the approval of an amendment to the 2017 Equity Incentive Plan, as amended. Abstentions and broker non-votes will not be considered votes cast on Proposal No. Three and will have no effect.

What is the quorum requirement?

A quorum of stockholders is necessary to hold a valid stockholder meeting. A quorum will be present if stockholders holding at least a majority of the outstanding shares entitled to vote are present in person or represented by proxy at the Annual Meeting. On the Record Date, there were 182,660,481 shares outstanding and entitled to vote. Thus, the holders of at least 91,330,241 shares must be present in person or represented by proxy at the Annual Meeting to have a quorum. As described above, Stockholders attending the virtual meeting will be deemed to be attending in person, as provided by Delaware law, and their shares will be counted towards the quorum requirement.

Your shares will be counted towards the quorum only if you submit a valid proxy by mail, over the phone or through the Internet (or one is submitted on your behalf by your broker, bank or other nominee) or if you attend the Annual Meeting. Abstentions and broker non-votes will be counted towards the quorum requirement. If there is no quorum, then the holders entitled to vote thereat, present at the Annual Meeting in person or represented by proxy, by a majority of the votes cast, may adjourn the meeting to another date. At any adjourned Annual Meeting at which a quorum is present, any business may be transacted that might have been transacted at the Annual Meeting as originally notified. If the adjournment is for more than 30 days, or if after that adjournment a new record date is fixed for the adjourned Annual Meeting, a notice of the adjourned Annual Meeting shall be given to each stockholder of record entitled to vote at the adjourned Annual Meeting.

How can I find out the results of the voting at the Annual Meeting?

Preliminary voting results will be announced at the Annual Meeting. In addition, final voting results will be published in a current report on Form 8-K that we expect to file with the SEC within four business days after the Annual Meeting. If final voting results are not available to us in time to file a Form 8-K with the SEC within four business days after the Annual Meeting, we intend to file a Form 8-K to publish the preliminary results within four business days after the Annual Meeting and file an amended Form 8-K to publish the final results within four business days after the final results are known to us.

If you have any questions or need assistance in voting your shares, please call the following firm, which is assisting the Company in the solicitation of proxies:

Innisfree M&A Incorporated
501 Madison Avenue, 20th floor
New York, New York 10022
Stockholders may call toll free: (888) 750-5834
Banks and Brokers may call collect: (212) 750-5833

HOUSEHOLDING OF PROXY MATERIALS

The SEC has adopted rules that permit companies and intermediaries (e.g., brokers) to satisfy the delivery requirements for the Proxy Availability Notice or other Annual Meeting materials with respect to two or more stockholders sharing the same address by delivering a single Proxy Availability Notice or other Annual Meeting Materials addressed to those stockholders. This process, which is commonly referred to as householding, potentially provides extra convenience for stockholders and cost savings for companies. Stockholders who participate in householding will continue to be able to access and receive separate proxy cards.

A number of brokers with account holders who are our stockholders will be "householding" our proxy materials. A Proxy Availability Notice or proxy materials will be delivered in one single envelope to multiple stockholders sharing an address unless contrary instructions have been received from one or more of the affected stockholders. Once you have received notice from your broker that they will be householding communications to your address, householding will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in householding and would prefer to receive a separate Proxy Availability Notice or proxy materials, please notify your broker or contact Broadridge Financial Solutions, Inc. in writing at: Attn: Householding Department, 51 Mercedes Way, Edgewood, NY 11717; or by telephone: (866) 540-7095. Stockholders who currently receive multiple copies of the Proxy Availability Notice or proxy materials at their address and would like to request householding of their communications should contact their broker. In addition, we will promptly deliver, upon written or oral request to the address or telephone number above, a separate copy of the Proxy Availability Notice or proxy materials to a stockholder at a shared address to which a single copy of the documents was delivered.

OTHER MATTERS

The Board knows of no other matters that will be presented for consideration at the Annual Meeting. If any other matters are properly brought before the Annual Meeting, it is the intention of the persons named in the accompanying proxy to vote on such matters in accordance with their best judgment.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Proxy Statement and other materials we are sending you or that are available on our website in connection with the Annual Meeting (the Other Materials) contain "forward-looking statements" as defined under federal securities laws. Many of these statements can be identified by the use of terminology such as "believes," "expects," "intends," "anticipates," "plans," "may," "will," "projects," "continues," "estimates," "potential," "opportunity" or the negative versions of these terms and other similar expressions. These forward-looking statements may be found in the sections of this Proxy Statement titled "Proxy Overview," "Executive Compensation," and other sections of this Proxy Statement, as well as the Other Materials. These forward-looking statements are based on our current expectations and assumptions, and are subject to risks and uncertainties that could cause our actual results or experience and the timing of events to differ significantly from the forward-looking statements. Factors that could cause or contribute to these differences include those discussed in the Company's Annual Report on Form 10-K for the year ended December 31, 2020, as filed with the SEC on February 26, 2021 under "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and elsewhere in the Annual Report. You should carefully consider that information before voting.

You should not place undue reliance on these statements, which speak only as of the date that they were made. These cautionary statements should be considered in connection with any written or oral forward-looking statements that we may make in the future. We do not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

APPROVAL

The contents of this Proxy Statement and the sending thereof to the stockholders have been authorized by the Board.

By Order of the Board of Directors

G. Eric Davis
Executive Vice President, General Counsel and Secretary

April 13, 2021

A copy of our Annual Report on Form 10-K for the year ended December 31, 2020, as filed with the SEC on February 26, 2021, is available without charge upon written request to Investor Relations, BioMarin Pharmaceutical Inc., 105 Digital Drive, Novato, CA 94949 or by accessing a copy on BioMarin's website at *www.bmrn.com* in the Investors section under "Financial Information—SEC Filings." Information on our website is NOT incorporated by reference in this Proxy Statement.

This page intentionally left blank.

APPENDIX A

BIOMARIN PHARMACEUTICAL INC.
2017 EQUITY INCENTIVE PLAN, AS AMENDED

Adopted by the Compensation Committee of the Board of Directors on April 10, 2017; Approved by the Stockholders on June 6, 2017

Amended by the Compensation Committee of the Board of Directors on April 12, 2019; Amendment Approved by the Stockholders on June 4, 2019

Amended by the Compensation Committee of the Board of Directors on April 5, 2021 Amendment Approved by the Stockholders on

_____

1. **General.**

    (a) **Successor to and Continuation of Prior Plan.** The Plan is intended as the successor to and continuation of the Company's 2006 Share Incentive Plan, as amended and restated on April 16, 2015 (the "*2006 Plan*"). From and after 12:01 a.m. Pacific Time on the Effective Date, no additional awards will be granted under the 2006 Plan. All Awards granted on or after 12:01 a.m. Pacific Time on the Effective Date will be granted under this Plan. All awards granted under the 2006 Plan or under the Company's 1997 Stock Plan or the Company's 1998 Director Option Plan (collectively, with the 2006 Plan, the "*Prior Plans*"), will remain subject to the terms of the Prior Plans.

        (i) Any shares that would otherwise remain available for future grants under the 2006 Plan as of 12:01 a.m. Pacific Time on the Effective Date (the "*2006 Plan's Available Reserve*") will cease to be available under the 2006 Plan at such time. Instead, that number of shares of Common Stock equal to the 2006 Plan's Available Reserve will be added to the Share Reserve (as further described in Section 3(a) below) and will be immediately available for grants and issuance pursuant to Stock Awards hereunder, up to the maximum number set forth in Section 3(a) below.

        (ii) In addition, from and after 12:01 a.m. Pacific Time on the Effective Date, any shares subject, at such time, to outstanding stock awards granted under the 2006 Plan that (i) expire or terminate for any reason prior to exercise or settlement; or (ii) are forfeited because of the failure to meet a contingency or condition required to vest such shares (such shares the "*Returning Shares*") will immediately be added to the Share Reserve (as further described in Section 3(a) below) as and when such shares become Returning Shares, up to the maximum number set forth in Section 3(a) below.

    (b) **Eligible Award Recipients.** Employees, Directors and Consultants are eligible to receive Awards.

    (c) **Available Awards.** The Plan provides for the grant of the following Awards: (i) Incentive Stock Options, (ii) Nonstatutory Stock Options, (iii) Stock Appreciation Rights, (iv) Restricted Stock Awards, (v) Restricted Stock Unit Awards, (vi) Performance Stock Awards, (vii) Performance Cash Awards, and (viii) Other Stock Awards.

    (d) **Purpose.** The Plan, through the grant of Awards, is intended to help the Company secure and retain the services of eligible award recipients, provide incentives for such persons to exert maximum efforts for the success of the Company and any Affiliate, and provide a means by which the eligible recipients may benefit from increases in value of the Common Stock.

2. **Administration.**

    (a) **Administration by Board.** The Board will administer the Plan. The Board may delegate administration of the Plan to a Committee or Committees, as provided in Section 2(c).

    (b) **Powers of Board.** The Board will have the power, subject to, and within the limitations of, the express provisions of the Plan:

(i)   To determine: (A) who will be granted Awards; (B) when and how each Award will be granted; (C) what type of Award will be granted; (D) the provisions of each Award (which need not be identical), including when a person will be permitted to exercise or otherwise receive cash or Common Stock under the Award; (E) the number of shares of Common Stock subject to, or the cash value of, an Award; and (F) the Fair Market Value applicable to a Stock Award.

(ii)   To construe and interpret the Plan and Awards granted under it, and to establish, amend and revoke rules and regulations for administration of the Plan and Awards. The Board, in the exercise of these powers, may correct any defect, omission or inconsistency in the Plan or in any Award Agreement or in the written terms of a Performance Cash Award, in a manner and to the extent it will deem necessary or expedient to make the Plan or Award fully effective.

(iii)   To settle all controversies regarding the Plan and Awards granted under it.

(iv)   To accelerate, in whole or in part, the time at which an Award may be exercised or vest (or the time at which cash or shares of Common Stock may be issued in settlement thereof).

(v)   To suspend or terminate the Plan at any time. Except as otherwise provided in the Plan or an Award Agreement, suspension or termination of the Plan will not materially impair a Participant's rights under the Participant's then-outstanding Award without the Participant's written consent, except as provided in subsection (viii) below.

(vi)   To amend the Plan in any respect the Board deems necessary or advisable, including, without limitation, by adopting amendments relating to Incentive Stock Options and certain nonqualified deferred compensation under Section 409A of the Code and/or bringing the Plan or Awards granted under the Plan into compliance with the requirements for Incentive Stock Options or ensuring that they are exempt from, or compliant with, the requirements for nonqualified deferred compensation under Section 409A of the Code, subject to the limitations, if any, of applicable law. If required by applicable law or listing requirements, and except as provided in Section 9(a) relating to Capitalization Adjustments, the Company will seek shareholder approval of any amendment of the Plan that (A) materially increases the number of shares of Common Stock available for issuance under the Plan, (B) materially expands the class of individuals eligible to receive Awards under the Plan, (C) materially increases the benefits accruing to Participants under the Plan, (D) materially reduces the price at which shares of Common Stock may be issued or purchased under the Plan, (E) materially extends the term of the Plan, or (F) materially expands the types of Awards available for issuance under the Plan. Except as otherwise provided in the Plan or an Award Agreement, no amendment of the Plan will materially impair a Participant's rights under an outstanding Award without the Participant's written consent.

(vii)   To submit any amendment to the Plan for shareholder approval, including, but not limited to, amendments to the Plan intended to satisfy the requirements of (A) Section 162(m) of the Code regarding the exclusion of performance-based compensation from the limit on corporate deductibility of compensation paid to Covered Employees, (B) Section 422 of the Code regarding "incentive stock options" or (C) Rule 16b-3.

(viii)   To approve forms of Award Agreements for use under the Plan and to amend the terms of any one or more Awards, including, but not limited to, amendments to provide terms more favorable to the Participant than previously provided in the Award Agreement, subject to any specified limits in the Plan that are not subject to Board discretion (including, without limitation, the limits set forth in Sections 8(c) and 8(m) below); *provided*, *however*, that a Participant's rights under any Award will not be impaired by any such amendment unless (A) the Company requests the consent of the affected Participant, and (B) such Participant consents in writing. Notwithstanding the foregoing, (1) a Participant's rights will not be deemed to have been impaired by any such amendment if the Board, in its sole discretion, determines that the amendment, taken as a whole, does not materially impair the Participant's rights, and (2) subject to the limitations of applicable law, if any, the Board may amend the terms of any one or more Awards without the affected Participant's consent (A) to maintain the qualified status of the Award as an Incentive Stock Option under Section 422 of the Code; (B) to change the terms of an Incentive Stock Option, if such change results in impairment of the Award solely because it impairs the qualified status of the Award as an Incentive Stock Option under Section 422 of the Code; (C) to clarify the manner of exemption from, or to bring the Award into compliance with, Section 409A of the Code; or (D) to comply with other applicable laws or listing requirements.

(ix)   Generally, to exercise such powers and to perform such acts as the Board deems necessary or expedient to promote the best interests of the Company and that are not in conflict with the provisions of the Plan or Awards.

(x)   To adopt such procedures and sub-plans as are necessary or appropriate to permit participation in the Plan by Employees, Directors or Consultants who are foreign nationals or employed outside the United States (provided that Board approval will not be necessary for immaterial modifications to the Plan or any Award Agreement that are required for compliance with the laws of the relevant foreign jurisdiction).

(c) **Delegation to Committee.**

    (i) **General.** The Board may delegate some or all of the administration of the Plan to a Committee or Committees. If administration of the Plan is delegated to a Committee, the Committee will have, in connection with the administration of the Plan, the powers theretofore possessed by the Board that have been delegated to the Committee, including the power to delegate to a subcommittee of the Committee any of the administrative powers the Committee is authorized to exercise (and references in this Plan to the Board will thereafter be to the Committee or subcommittee, as applicable). Any delegation of administrative powers will be reflected in resolutions, not inconsistent with the provisions of the Plan, adopted from time to time by the Board or Committee (as applicable). The Board may retain the authority to concurrently administer the Plan with the Committee and may, at any time, revest in the Board some or all of the powers previously delegated.

    (ii) **Section 162(m) and Rule 16b-3 Compliance.** The Committee shall consist solely of two or more directors that qualify as Outside Directors, in accordance with Section 162(m) of the Code, and Non-Employee Directors, in accordance with Rule 16b-3.

(d) **Delegation to an Officer.** To the extent permissible under applicable law, the Board may delegate to one (1) or more Officers the authority to do one or both of the following (i) designate Employees who are not Officers to be recipients of Options and SARs (and, to the extent permitted by applicable law, other Stock Awards) and, to the extent permitted by applicable law, the terms of such Awards, and (ii) determine the number of shares of Common Stock to be subject to such Stock Awards granted to such Employees; *provided, however*, that the Board resolutions regarding such delegation will specify the total number of shares of Common Stock that may be subject to the Stock Awards granted by such Officer and that such Officer may not grant a Stock Award to himself or herself. Any such Stock Awards will be granted on the form of Stock Award Agreement most recently approved for use by the Committee or the Board, unless otherwise provided in the resolutions approving the delegation authority. The Board may not delegate authority to an Officer who is acting solely in the capacity of an Officer (and not also as a Director) to determine the Fair Market Value pursuant to Section 13(y)(iii) below.

(e) **Effect of Board's Decision.** All determinations, interpretations and constructions made by the Board in good faith will not be subject to review by any person and will be final, binding and conclusive on all persons.

(f) **No Repricing of Awards.** Neither the Board nor any Committee will have the authority to (i) reduce the exercise or strike price of any outstanding Option or SAR or (ii) cancel any outstanding Option or SAR that has an exercise or strike price (per share) greater than the then-current Fair Market Value of the Common Stock in exchange for cash or other Stock Awards under the Plan, unless the stockholders of the Company have approved such an action within twelve (12) months prior to such an event.

3. **Shares Subject to the Plan.**

(a) **Share Reserve.** Subject to Section 9(a) relating to Capitalization Adjustments, the aggregate number of shares of Common Stock that may be issued pursuant to Stock Awards will not exceed 42,380,015 shares (the "*Share Reserve*"), which number is the sum of (i) 10,500,000 new shares, *plus* (ii) 11,000,000 shares approved by the stockholders on June 4, 2019, *plus* (iii) 5,250,000 shares approved by the stockholders on June 6, 2017, *plus* (iv) the number of shares subject to the 2006 Plan's Available Reserve, *plus* (v) the number of shares that are Returning Shares, as such shares become available from time to time (in the case of (iv) and (v), up to an aggregate maximum of 15,630,015 shares). For every one share of Common Stock that is subject to a Stock Award other than an Option or SAR, the shares available for issuance under the Plan shall be reduced by 1.92 shares. For every one share of Common Stock that is subject to an Option or SAR, the shares available for issuance under the Plan shall be reduced by one share. The issuance of Substitute Awards will not reduce the number of shares available for issuance under the Plan.

(b) **Reversion of Shares to the Share Reserve.**

    (i) **Shares Available for Subsequent Issuance.** The following shares of Common Stock will become available again for issuance under the Plan: (A) any shares subject to a Stock Award that are not issued because such Stock Award or any portion thereof expires or otherwise terminates without all of the shares covered by such Stock Award having been issued; (B) any shares issued pursuant to a Stock Award that are forfeited back to or repurchased by the Company because of the failure to meet a contingency or condition required for the vesting of such shares. Any shares that again become available for issuance pursuant to this paragraph shall be added back as (a) one (1) share for every one (1) share that is subject to an Award granted under the 2006 Plan prior to May 12, 2010; (b) one (1) share for every one (1) share that is subject to an Option granted under the 2006 Plan on or after May 12, 2010; (c) 1.62 shares for every one (1) share that is subject to any Award granted under the 2006 Plan on or after May 12, 2010 and prior to May 15, 2013 other than an Option; (d) 1.92 shares for every one (1) share that is subject to any Award granted under the 2006 Plan on or after May 15, 2013 other than an Option; (e) one (1) share for every one (1) share that is subject to an Option or SAR granted under this Plan; and (f) 1.92 Shares for every one (1) share that is subject to an Award granted under this Plan other than an Option or SAR.

(ii) **Shares Not Available for Subsequent Issuance.** The following shares of Common Stock will not become available again for issuance under the Plan: (A) any shares that are reacquired or withheld (or not issued) by the Company to satisfy the exercise, strike or purchase price of a Stock Award granted under the Plan or a stock award granted under the Prior Plans (including any shares subject to such award that are not delivered because such award is exercised through a reduction of shares subject to such award (*i.e.*, "net exercised")); (B) any shares that are reacquired or withheld (or not issued) by the Company to satisfy a tax withholding obligation in connection with a Stock Award granted under the Plan or a stock award granted under the Prior Plans; (C) any shares repurchased by the Company on the open market with the proceeds of the exercise, strike or purchase price of a Stock Award granted under the Plan or a stock award granted under the Prior Plans; and (D) in the event that a Stock Appreciation Right granted under the Plan or a stock appreciation right granted under the Prior Plans is settled in shares of Common Stock, the gross number of shares of Common Stock subject to such award.

(c) **Incentive Stock Option Limit.** Subject to the provisions of Section 9(a) relating to Capitalization Adjustments, the aggregate maximum number of shares of Common Stock that may be issued pursuant to the exercise of Incentive Stock Options will be equal to 41,760,030.

(d) **Section 162(m) Limitations.** Subject to the provisions of Section 9(a) relating to Capitalization Adjustments, at such time as the Company may be subject to the applicable provisions of Section 162(m) of the Code, the following limitations shall apply.

   (i) A maximum of 1,000,000 shares of Common Stock subject to Options, SARs and Other Stock Awards whose value is determined by reference to an increase over an exercise or strike price of at least 100% of the Fair Market Value on the date the Stock Award is granted may be granted to any one Participant during any one calendar year.

   (ii) A maximum of 1,000,000 shares of Common Stock subject to Performance Stock Awards may be granted to any one Participant during any one calendar year (whether the grant, vesting or exercise is contingent upon the attainment during the Performance Period of the Performance Goals).

   (iii) A maximum of $10,000,000 may be granted as a Performance Cash Award to any one Participant during any one calendar year.

(e) **Limitation on Grants to Non-Employee Directors.** The (i) maximum number of shares of Common Stock subject to Stock Awards granted under the Plan or otherwise during any one calendar year (beginning with the 2018 calendar year) to any Non-Employee Director, taken together with the (ii) cash fees paid by the Company to such Non-Employee Director during such calendar year, and in both cases for service on the Board, will not exceed $1,000,000 in total value (calculating the value of any such Stock Awards based on the grant date fair value of such Stock Awards for financial reporting purposes), or, with respect to the calendar year in which a Non-Employee Director is first appointed or elected to the Board, $1,500,000.

(f) **Source of Shares.** The stock issuable under the Plan will be shares of authorized but unissued or reacquired Common Stock, including shares repurchased by the Company on the open market or otherwise.

4. **Eligibility.**

(a) **Eligibility for Specific Stock Awards.** Incentive Stock Options may be granted only to employees of the Company or a "parent corporation" or "subsidiary corporation" thereof (as such terms are defined in Sections 424(e) and 424(f) of the Code). Stock Awards other than Incentive Stock Options may be granted to Employees, Directors and Consultants; *provided, however*, that Stock Awards may not be granted to Employees, Directors and Consultants who are providing Continuous Service only to any "parent" of the Company, as such term is defined in Rule 405 of the Securities Act, unless (i) the stock underlying such Stock Awards is treated as "service recipient stock" under Section 409A of the Code (for example, because the Stock Awards are granted pursuant to a corporate transaction such as a spin off transaction), (ii) the Company, in consultation with its legal counsel, has determined that such Stock Awards are otherwise exempt from Section 409A of the Code, or (iii) the Company, in consultation with its legal counsel, has determined that such Stock Awards comply with the distribution requirements of Section 409A of the Code.

(b) **Ten Percent Shareholders.** A Ten Percent Shareholder will not be granted an Incentive Stock Option unless the exercise price of such Option is at least 110% of the Fair Market Value on the date of grant and the Option is not exercisable after the expiration of five years from the date of grant.

5. Provisions Relating to Options and Stock Appreciation Rights.

Each Option or SAR will be in such form and will contain such terms and conditions as the Board deems appropriate. All Options will be separately designated Incentive Stock Options or Nonstatutory Stock Options at the time of grant, and, if certificates are issued, a separate certificate or certificates will be issued for shares of Common Stock purchased on exercise of each type of Option. If an Option is not specifically designated as an Incentive Stock Option, or if an Option is designated as an Incentive Stock Option but some portion or all of the Option fails to qualify as an Incentive Stock Option under the applicable rules, then the Option (or portion thereof) will be a Nonstatutory Stock Option. The provisions of separate Options or SARs need not be identical; *provided, however*, that each Award Agreement will conform to (through incorporation of provisions hereof by reference in the applicable Award Agreement or otherwise) the substance of each of the following provisions:

(a) Term. Subject to the provisions of Section 4(b) regarding Ten Percent Shareholders, no Option or SAR will be exercisable after the expiration of ten years from the date of its grant or such shorter period specified in the Award Agreement.

(b) Exercise Price. Subject to the provisions of Section 4(b) regarding Ten Percent Shareholders and except in the case of Substitute Awards, the exercise or strike price of each Option or SAR will be not less than 100% of the Fair Market Value of the Common Stock subject to the Option or SAR on the date the Award is granted. Notwithstanding the foregoing, an Option or SAR may be granted with an exercise or strike price lower than 100% of the Fair Market Value of the Common Stock subject to the Award if such Award is granted pursuant to an assumption of or substitution for another option or stock appreciation right pursuant to a Corporate Transaction and in a manner consistent with the provisions of Section 409A of the Code and, if applicable, Section 424(a) of the Code. Each SAR will be denominated in shares of Common Stock equivalents.

(c) Purchase Price for Options. The purchase price of Common Stock acquired pursuant to the exercise of an Option may be paid, to the extent permitted by applicable law and as determined by the Board in its sole discretion, by any combination of the methods of payment set forth below. The Board will have the authority to grant Options that do not permit all of the following methods of payment (or otherwise restrict the ability to use certain methods) and to grant Options that require the consent of the Company to use a particular method of payment. The permitted methods of payment are as follows:

(i) by cash, check, bank draft or money order payable to the Company;

(ii) pursuant to a program developed under Regulation T as promulgated by the Federal Reserve Board that, prior to the issuance of the stock subject to the Option, results in either the receipt of cash (or check) by the Company or the receipt of irrevocable instructions to pay the aggregate exercise price to the Company from the sales proceeds;

(iii) by delivery to the Company (either by actual delivery or attestation) of shares of Common Stock;

(iv) if an Option is a Nonstatutory Stock Option, by a "net exercise" arrangement pursuant to which the Company will reduce the number of shares of Common Stock issuable upon exercise by the largest whole number of shares with a Fair Market Value that does not exceed the aggregate exercise price; *provided, however*, that the Company will accept a cash or other payment from the Participant to the extent of any remaining balance of the aggregate exercise price not satisfied by such reduction in the number of whole shares to be issued. Shares of Common Stock will no longer be subject to an Option and will not be exercisable thereafter to the extent that (A) shares issuable upon exercise are used to pay the exercise price pursuant to the "net exercise," (B) shares are delivered to the Participant as a result of such exercise, and (C) shares are withheld to satisfy tax withholding obligations; or

(v) in any other form of legal consideration that may be acceptable to the Board and specified in the applicable Award Agreement.

(d) Exercise and Payment of a SAR. To exercise any outstanding SAR, the Participant must provide written notice of exercise to the Company in compliance with the provisions of the Stock Appreciation Right Agreement evidencing such SAR. The appreciation distribution payable on the exercise of a SAR will be not greater than an amount equal to the excess of (A) the aggregate Fair Market Value (on the date of the exercise of the SAR) of a number of shares of Common Stock equal to the number of Common Stock equivalents in which the Participant is vested under such SAR, and with respect to which the Participant is exercising the SAR on such date, over (B) the aggregate strike price of the number of Common Stock equivalents with respect to which the Participant is exercising the SAR on such date. The appreciation distribution may be paid in Common Stock, in cash, in any combination of the two or in any other form of consideration, as determined by the Board and contained in the Award Agreement evidencing such SAR.

(e) Transferability of Options and SARs. The Board may, in its sole discretion, impose such limitations on the transferability of Options and SARs as the Board will determine. In the absence of such a determination by the Board to the contrary, the following restrictions on the transferability of Options and SARs will apply:

(i) Restrictions on Transfer. An Option or SAR will not be transferable except by will or by the laws of descent and distribution (or pursuant to subsections (ii) and (iii) below), and will be exercisable during the lifetime of the Participant only by the Participant. The Board may permit transfer of the Option or SAR in a manner that is not prohibited by applicable tax and securities laws. Except as explicitly provided in the Plan, neither an Option nor a SAR may be transferred for consideration.

(ii) **Domestic Relations Orders.** Subject to the approval of the Board or a duly authorized Officer, an Option or SAR may be transferred pursuant to the terms of a domestic relations order, official marital settlement agreement or other divorce or separation instrument as permitted by Treasury Regulations Section 1.421-1(b)(2). If an Option is an Incentive Stock Option, such Option may be deemed to be a Nonstatutory Stock Option as a result of such transfer.

(iii) **Beneficiary Designation.** Subject to the approval of the Board or a duly authorized Officer, a Participant may, by delivering written notice to the Company, in a form approved by the Company (or the designated broker), designate a third party who, on the death of the Participant, will thereafter be entitled to exercise the Option or SAR and receive the Common Stock or other consideration resulting from such exercise. In the absence of such a designation, upon the death of the Participant, the executor or administrator of the Participant's estate will be entitled to exercise the Option or SAR and receive the Common Stock or other consideration resulting from such exercise. However, the Company may prohibit designation of a beneficiary at any time, including due to any conclusion by the Company that such designation would be inconsistent with the provisions of applicable laws.

(f) **Vesting Generally.** The total number of shares of Common Stock subject to an Option or SAR may vest and become exercisable in periodic installments that may or may not be equal. The Option or SAR may be subject to such other terms and conditions on the time or times when it may or may not be exercised (which may be based on the satisfaction of Performance Goals or other criteria) as the Board may deem appropriate. The vesting provisions of individual Options or SARs may vary. The provisions of this Section 5(f) are subject to any Option or SAR provisions governing the minimum number of shares of Common Stock as to which an Option or SAR may be exercised.

(g) **Termination of Continuous Service.** Except as otherwise provided in the applicable Award Agreement or other agreement between the Participant and the Company, if a Participant's Continuous Service terminates (other than for Cause and other than upon the Participant's death or Disability), the Participant may exercise his or her Option or SAR (to the extent that the Participant was entitled to exercise such Award as of the date of termination of Continuous Service) within the period of time ending on the earlier of (i) the date three months following the termination of the Participant's Continuous Service (or such longer or shorter period specified in the applicable Award Agreement), and (ii) the expiration of the term of the Option or SAR as set forth in the Award Agreement. If, after termination of Continuous Service, the Participant does not exercise his or her Option or SAR (as applicable) within the applicable time frame, the Option or SAR will terminate.

(h) **Extension of Termination Date.** If the exercise of an Option or SAR following the termination of the Participant's Continuous Service (other than for Cause and other than upon the Participant's death or Disability) would be prohibited at any time solely because the issuance of shares of Common Stock would violate the registration requirements under the Securities Act, then the Option or SAR will terminate on the earlier of (i) the expiration of a total period of time (that need not be consecutive) equal to the applicable post termination exercise period after the termination of the Participant's Continuous Service during which the exercise of the Option or SAR would not be in violation of such registration requirements, and (ii) the expiration of the term of the Option or SAR as set forth in the applicable Award Agreement. In addition, unless otherwise provided in a Participant's Award Agreement, if the sale of any Common Stock received on exercise of an Option or SAR following the termination of the Participant's Continuous Service (other than for Cause) would violate the Company's insider trading policy, then the Option or SAR will terminate on the earlier of (i) the expiration of a period of months (that need not be consecutive) equal to the applicable post-termination exercise period after the termination of the Participant's Continuous Service during which the sale of the Common Stock received upon exercise of the Option or SAR would not be in violation of the Company's insider trading policy, or (ii) the expiration of the term of the Option or SAR as set forth in the applicable Award Agreement.

(i) **Disability of Participant.** Except as otherwise provided in the applicable Award Agreement or other agreement between the Participant and the Company, if a Participant's Continuous Service terminates as a result of the Participant's Disability, the Participant may exercise his or her Option or SAR (to the extent that the Participant was entitled to exercise such Option or SAR as of the date of termination of Continuous Service), but only within such period of time ending on the earlier of (i) the date 12 months following such termination of Continuous Service (or such longer or shorter period specified in the Award Agreement), and (ii) the expiration of the term of the Option or SAR as set forth in the Award Agreement. If, after termination of Continuous Service, the Participant does not exercise his or her Option or SAR within the applicable time frame, the Option or SAR (as applicable) will terminate.

(j) **Death of Participant.** Except as otherwise provided in the applicable Award Agreement or other agreement between the Participant and the Company, if (i) a Participant's Continuous Service terminates as a result of the Participant's death, or (ii) the Participant dies within the period (if any) specified in the Award Agreement for exercisability after the termination of the Participant's Continuous Service for a reason other than death, then the Option or SAR may be exercised (to the extent the Participant was entitled to exercise such Option or SAR as of the date of death) by the Participant's estate, by a person who acquired the right to exercise the Option or SAR by bequest or inheritance or by a person designated to exercise the Option or SAR upon the Participant's death, but only within the period ending on the earlier of (i) the date 12 months following the date of death (or such longer or shorter period specified in the Award Agreement), and (ii) the expiration of the term of such Option or SAR as set forth in the Award Agreement. If, after the Participant's death, the Option or SAR is not exercised within the applicable time frame, the Option or SAR (as applicable) will terminate.

(k) **Termination for Cause.** Except as explicitly provided otherwise in a Participant's Award Agreement or other individual written agreement between the Company or any Affiliate and the Participant, if a Participant's Continuous Service is terminated for Cause, the Option or SAR will terminate immediately upon such Participant's termination of Continuous Service, and the Participant will be prohibited from exercising his or her Option or SAR from and after the time of such termination of Continuous Service.

(l) **Non-Exempt Employees.** If an Option or SAR is granted to an Employee who is a non-exempt employee for purposes of the Fair Labor Standards Act of 1938, as amended, the Option or SAR will not be first exercisable for any shares of Common Stock until at least six months following the date of grant of the Option or SAR (although the Award may vest prior to such date). Consistent with the provisions of the Worker Economic Opportunity Act, (i) if such non-exempt Employee dies or suffers a Disability, (ii) upon a Corporate Transaction in which such Option or SAR is not assumed, continued, or substituted, (iii) upon a Change in Control, or (iv) upon the Participant's retirement (as such term may be defined in the Participant's Award Agreement in another agreement between the Participant and the Company, or, if no such definition, in accordance with the Company's then current employment policies and guidelines), the vested portion of any Options and SARs may be exercised earlier than six months following the date of grant. The foregoing provision is intended to operate so that any income derived by a non-exempt employee in connection with the exercise or vesting of an Option or SAR will be exempt from his or her regular rate of pay. To the extent permitted and/or required for compliance with the Worker Economic Opportunity Act to ensure that any income derived by a non-exempt employee in connection with the exercise, vesting or issuance of any shares under any other Stock Award will be exempt from the employee's regular rate of pay, the provisions of this Section 5(l) will apply to all Stock Awards and are hereby incorporated by reference into such Stock Award Agreements.

6. **Provisions of Stock Awards other than Options and SARs.**

(a) **Restricted Stock Awards.** Each Restricted Stock Award Agreement will be in such form and will contain such terms and conditions as the Board will deem appropriate. To the extent consistent with the Company's bylaws, at the Board's election, shares of Common Stock may be (x) held in book entry form subject to the Company's instructions until any restrictions relating to the Restricted Stock Award lapse; or (y) evidenced by a certificate, which certificate will be held in such form and manner as determined by the Board. The terms and conditions of Restricted Stock Award Agreements may change from time to time, and the terms and conditions of separate Restricted Stock Award Agreements need not be identical. Each Restricted Stock Award Agreement will conform to (through incorporation of the provisions hereof by reference in the agreement or otherwise) the substance of each of the following provisions:

  (i) **Consideration.** A Restricted Stock Award may be awarded in consideration for (A) cash, check, bank draft or money order payable to the Company, (B) past services to the Company or an Affiliate, or (C) any other form of legal consideration that may be acceptable to the Board, in its sole discretion, and permissible under applicable law.

  (ii) **Vesting.** Shares of Common Stock awarded under the Restricted Stock Award Agreement may be subject to forfeiture to the Company in accordance with a vesting schedule to be determined by the Board.

  (iii) **Termination of Participant's Continuous Service.** If a Participant's Continuous Service terminates, the Company may receive through a forfeiture condition or a repurchase right any or all of the shares of Common Stock held by the Participant that have not vested as of the date of termination of Continuous Service under the terms of the Restricted Stock Award Agreement.

  (iv) **Transferability.** Rights to acquire shares of Common Stock under the Restricted Stock Award Agreement will be transferable by the Participant only upon such terms and conditions as are set forth in the Restricted Stock Award Agreement, as the Board will determine in its sole discretion, so long as Common Stock awarded under the Restricted Stock Award Agreement remains subject to the terms of the Restricted Stock Award Agreement.

(b) **Restricted Stock Unit Awards.** Each Restricted Stock Unit Award Agreement will be in such form and will contain such terms and conditions as the Board will deem appropriate. The terms and conditions of Restricted Stock Unit Award Agreements may change from time to time, and the terms and conditions of separate Restricted Stock Unit Award Agreements need not be identical. Each Restricted Stock Unit Award Agreement will conform to (through incorporation of the provisions hereof by reference in the Agreement or otherwise) the substance of each of the following provisions:

  (i) **Consideration.** At the time of grant of a Restricted Stock Unit Award, the Board will determine the consideration, if any, to be paid by the Participant upon delivery of each share of Common Stock subject to the Restricted Stock Unit Award. The consideration to be paid (if any) by the Participant for each share of Common Stock subject to a Restricted Stock Unit Award may be paid in any form of legal consideration that may be acceptable to the Board, in its sole discretion, and permissible under applicable law.

(ii) **Vesting.** At the time of the grant of a Restricted Stock Unit Award, the Board may impose such restrictions on or conditions to the vesting of the Restricted Stock Unit Award as it, in its sole discretion, deems appropriate.

(iii) **Payment.** A Restricted Stock Unit Award may be settled by the delivery of shares of Common Stock, their cash equivalent, any combination thereof or in any other form of consideration, as determined by the Board and contained in the Restricted Stock Unit Award Agreement.

(iv) **Additional Restrictions.** At the time of the grant of a Restricted Stock Unit Award, the Board, as it deems appropriate, may impose such restrictions or conditions that delay the delivery of the shares of Common Stock (or their cash equivalent) subject to a Restricted Stock Unit Award to a time after the vesting of such Restricted Stock Unit Award.

(v) **Termination of Participant's Continuous Service.** Except as otherwise provided in the applicable Restricted Stock Unit Award Agreement, such portion of the Restricted Stock Unit Award that has not vested will be forfeited upon the Participant's termination of Continuous Service.

(c) Performance Awards.

(i) **Performance Stock Awards.** A Performance Stock Award is a Stock Award (covering a number of shares not in excess of that set forth in Section 3(d) above) that is payable (including that may be granted, may vest or may be exercised) contingent upon the attainment during a Performance Period of certain Performance Goals. A Performance Stock Award may, but need not, require the Participant's completion of a specified period of Continuous Service. The length of any Performance Period, the Performance Goals to be achieved during the Performance Period, and the measure of whether and to what degree such Performance Goals have been attained will be conclusively determined by the Committee (or, to the extent that an Award is not intended to qualify as "performance-based compensation" under Section 162(m) of the Code, the Board or the Committee), in its sole discretion. In addition, to the extent permitted by applicable law and the applicable Award Agreement, the Board or the Committee may determine that cash may be used in payment of Performance Stock Awards.

(ii) **Performance Cash Awards.** A Performance Cash Award is a cash award (for a dollar value not in excess of that set forth in Section 3(d) above) that is payable contingent upon the attainment during a Performance Period of certain Performance Goals. A Performance Cash Award may also require the completion of a specified period of Continuous Service. At the time of grant of a Performance Cash Award, the length of any Performance Period, the Performance Goals to be achieved during the Performance Period, and the measure of whether and to what degree such Performance Goals have been attained will be conclusively determined by the Committee (or, to the extent that an Award is not intended to qualify as "performance-based compensation" under Section 162(m) of the Code, the Board or the Committee), in its sole discretion. The Board or the Committee may specify the form of payment of Performance Cash Awards, which may be cash or other property, or may provide for a Participant to have the option for his or her Performance Cash Award, or such portion thereof as the Board or the Committee may specify, to be paid in whole or in part in cash or other property.

(iii) **Committee and Board Discretion.** With respect to any Performance Stock Award or Performance Cash Award, the Committee (or, to the extent that an Award is not intended to qualify as "performance-based compensation" under Section 162(m) of the Code, the Board or the Committee) retains the discretion to reduce or eliminate the compensation or economic benefit due upon attainment of Performance Goals and to define the manner of calculating the Performance Criteria it selects to use for a Performance Period. Partial achievement of the specified criteria may result in the payment or vesting corresponding to the degree of achievement as specified in the Stock Award Agreement or the written terms of a Performance Cash Award.

(iv) **Section 162(m) Compliance.** Unless otherwise permitted in compliance with the requirements of Section 162(m) of the Code with respect to an Award intended to qualify as "performance-based compensation" thereunder, the Committee will establish the Performance Goals applicable to, and the formula for calculating the amount payable under, the Award no later than the earlier of (a) the date 90 days after the commencement of the applicable Performance Period, and (b) the date on which 25% of the Performance Period has elapsed, and in any event at a time when the achievement of the applicable Performance Goals remains substantially uncertain. Prior to the payment of any compensation under an Award intended to qualify as "performance-based compensation" under Section 162(m) of the Code, the Committee will certify the extent to which any Performance Goals and any other material terms under such Award have been satisfied (other than in cases where such Performance Goals relate solely to the increase in the value of the Common Stock). Notwithstanding satisfaction of, or completion of any Performance Goals, the number of shares of Common Stock, Options, cash or other benefits granted, issued, retainable and/or vested under an Award on account of satisfaction of such Performance Goals may be reduced by the Committee on the basis of such further considerations as the Committee, in its sole discretion, will determine.

(d) **Other Stock Awards.** Other forms of Stock Awards valued in whole or in part by reference to, or otherwise based on, Common Stock, including the appreciation in value thereof (e.g., options or stock rights with an exercise price or strike price less than 100% of the Fair Market Value of the Common Stock at the time of grant) may be granted either alone or in addition to Stock Awards provided for under Section 5 and the preceding provisions of this Section 6. Subject to the provisions of the Plan, the Board will have sole and complete authority to determine the persons to whom and the time or times at which such Other Stock Awards will be granted, the number of shares of Common Stock (or the cash equivalent thereof) to be granted pursuant to such Other Stock Awards and all other terms and conditions of such Other Stock Awards.

7. **Covenants of the Company.**

   (a) **Availability of Shares.** The Company will keep available at all times the number of shares of Common Stock reasonably required to satisfy then-outstanding Awards.

   (b) **Securities Law Compliance.** The Company will seek to obtain from each regulatory commission or agency having jurisdiction over the Plan such authority as may be required to grant Stock Awards and to issue and sell shares of Common Stock upon exercise of the Stock Awards; *provided, however*, that this undertaking will not require the Company to register under the Securities Act the Plan, any Stock Award or any Common Stock issued or issuable pursuant to any such Stock Award. If, after reasonable efforts and at a reasonable cost, the Company is unable to obtain from any such regulatory commission or agency the authority that counsel for the Company deems necessary for the lawful issuance and sale of Common Stock under the Plan, the Company will be relieved from any liability for failure to issue and sell Common Stock upon exercise of such Stock Awards unless and until such authority is obtained. A Participant will not be eligible for the grant of an Award or the subsequent issuance of cash or Common Stock pursuant to the Award if such grant or issuance would be in violation of any applicable securities law.

   (c) **No Obligation to Notify or Minimize Taxes.** The Company will have no duty or obligation to any Participant to advise such holder as to the time or manner of exercising such Stock Award. Furthermore, the Company will have no duty or obligation to warn or otherwise advise such holder of a pending termination or expiration of an Award or a possible period in which the Award may not be exercised. The Company has no duty or obligation to minimize the tax consequences of an Award to the holder of such Award.

8. **Miscellaneous.**

   (a) **Use of Proceeds from Sales of Common Stock.** Proceeds from the sale of shares of Common Stock pursuant to Awards will constitute general funds of the Company.

   (b) **Corporate Action Constituting Grant of Awards.** Corporate action constituting a grant by the Company of an Award to any Participant will be deemed completed as of the date of such corporate action, unless otherwise determined by the Board, regardless of when the instrument, certificate, or letter evidencing the Award is communicated to, or actually received or accepted by, the Participant. In the event that the corporate records (e.g., Board consents, resolutions or minutes) documenting the corporate action constituting the grant contain terms (e.g., exercise price, vesting schedule or number of shares) that are inconsistent with those in the Award Agreement or related grant documents as a result of a clerical error in the papering of the Award Agreement or related grant documents, the corporate records will control and the Participant will have no legally binding right to the incorrect term in the Award Agreement or related grant documents.

   (c) **Shareholder Rights.** No Participant will be deemed to be the holder of, or to have any of the rights of a holder with respect to, any shares of Common Stock subject to an Award unless and until (i) such Participant has satisfied all requirements for exercise of, or the issuance of shares of Common Stock under, the Award pursuant to its terms, and (ii) the issuance of the Common Stock subject to such Award has been entered into the books and records of the Company.

   (d) **No Employment or Other Service Rights.** Nothing in the Plan, any Award Agreement or any other instrument executed thereunder or in connection with any Award granted pursuant thereto will confer upon any Participant any right to continue to serve the Company or an Affiliate in the capacity in effect at the time the Award was granted or will affect the right of the Company or an Affiliate to terminate (i) the employment of an Employee with or without notice and with or without cause, (ii) the service of a Consultant pursuant to the terms of such Consultant's agreement with the Company or an Affiliate, or (iii) the service of a Director pursuant to the bylaws of the Company or an Affiliate, and any applicable provisions of the corporate law of the state in which the Company or the Affiliate is incorporated, as the case may be.

   (e) **Change in Time Commitment.** In the event a Participant's regular level of time commitment in the performance of his or her services for the Company and any Affiliates is reduced (for example, and without limitation, if the Participant is an Employee of the Company and the Employee has a change in status from a full-time Employee to a part-time Employee or takes an extended leave of absence) after the date of grant of any Award to the Participant, the Board has the right in its sole discretion to (x) make a corresponding reduction in the number of shares or cash amount subject to any portion of such Award that is scheduled to vest or become payable after the date of such change in time commitment, and (y) in lieu of or in combination with such a reduction, extend the vesting or payment schedule applicable to such Award. In the event of any such reduction, the Participant will have no right with respect to any portion of the Award that is so reduced or extended.

(f)   **Incentive Stock Option Limitations.** To the extent that the aggregate Fair Market Value (determined at the time of grant) of Common Stock with respect to which Incentive Stock Options are exercisable for the first time by any Optionholder during any calendar year (under all plans of the Company and any Affiliates) exceeds $100,000 (or such other limit established in the Code) or otherwise does not comply with the rules governing Incentive Stock Options, the Options or portions thereof that exceed such limit (according to the order in which they were granted) or otherwise do not comply with such rules will be treated as Nonstatutory Stock Options, notwithstanding any contrary provision of the applicable Option Agreement(s).

(g)   **Investment Assurances.** The Company may require a Participant, as a condition of exercising or acquiring Common Stock under any Award, (i) to give written assurances satisfactory to the Company as to the Participant's knowledge and experience in financial and business matters and/or to employ a purchaser representative reasonably satisfactory to the Company who is knowledgeable and experienced in financial and business matters and that such Participant is capable of evaluating, alone or together with the purchaser representative, the merits and risks of exercising the Award; and (ii) to give written assurances satisfactory to the Company stating that the Participant is acquiring Common Stock subject to the Award for the Participant's own account and not with any present intention of selling or otherwise distributing the Common Stock. The foregoing requirements, and any assurances given pursuant to such requirements, will be inoperative if (A) the issuance of the shares upon the exercise or acquisition of Common Stock under the Award has been registered under a then currently effective registration statement under the Securities Act, or (B) as to any particular requirement, a determination is made by counsel for the Company that such requirement need not be met in the circumstances under the then applicable securities laws. The Company may, upon advice of counsel to the Company, place legends on stock certificates issued under the Plan as such counsel deems necessary or appropriate in order to comply with applicable securities laws, including, but not limited to, legends restricting the transfer of the Common Stock.

(h)   **Withholding Obligations.** Unless prohibited by the terms of an Award Agreement, the Company may, in its sole discretion, satisfy any federal, state or local tax withholding obligation relating to an Award by any of the following means or by a combination of such means: (i) causing the Participant to tender a cash payment; (ii) withholding shares of Common Stock from the shares of Common Stock issued or otherwise issuable to the Participant in connection with the Award; *provided, however*, that no shares of Common Stock are withheld with a value exceeding an amount of tax calculated based on the maximum statutory tax rates in a Participant's applicable tax jurisdiction (or such other amount as may be necessary to avoid classification of the Stock Award as a liability for financial accounting purposes); (iii) withholding cash from an Award settled in cash; (iv) withholding payment from any amounts otherwise payable to the Participant; or (v) by such other method as may be set forth in the Award Agreement.

(i)   **Electronic Delivery.** Any reference herein to a "written" agreement or document will include any agreement or document delivered electronically, filed publicly at *www.sec.gov* (or any successor website thereto) or posted on the Company's intranet (or other shared electronic medium controlled by the Company to which the Participant has access).

(j)   **Deferrals.** To the extent permitted by applicable law, the Board, in its sole discretion, may determine that the delivery of Common Stock or the payment of cash, upon the exercise, vesting or settlement of all or a portion of any Award may be deferred and may establish programs and procedures for deferral elections to be made by Participants. Deferrals by Participants will be made in accordance with Section 409A of the Code. Consistent with Section 409A of the Code, the Board may provide for distributions while a Participant is still an employee or otherwise providing services to the Company. The Board is authorized to make deferrals of Awards and determine when, and in what annual percentages, Participants may receive payments, including lump sum payments, following the Participant's termination of Continuous Service, and implement such other terms and conditions consistent with the provisions of the Plan and in accordance with applicable law.

(k)   **Compliance with Section 409A of the Code.** Unless otherwise expressly provided for in an Award Agreement, the Plan and Award Agreements will be interpreted to the greatest extent possible in a manner that makes the Plan and the Awards granted hereunder exempt from Section 409A of the Code, and, to the extent not so exempt, in compliance with Section 409A of the Code. If the Board determines that any Award granted hereunder is not exempt from and is therefore subject to Section 409A of the Code, the Award Agreement evidencing such Award will incorporate the terms and conditions necessary to avoid the consequences specified in Section 409A(a)(1) of the Code, and to the extent an Award Agreement is silent on terms necessary for compliance, such terms are hereby incorporated by reference into the Award Agreement. Notwithstanding anything to the contrary in this Plan (and unless the Award Agreement specifically provides otherwise), if the shares of Common Stock are publicly traded, and if a Participant holding an Award that constitutes "deferred compensation" under Section 409A of the Code is a "specified employee" for purposes of Section 409A of the Code, no distribution or payment of any amount that is due because of a "separation from service" (as defined in Section 409A of the Code without regard to alternative definitions thereunder) will be issued or paid before the date that is six months following the date of such Participant's "separation from service" (as defined in Section 409A of the Code without regard to alternative definitions thereunder) or, if earlier, the date of the Participant's death, unless such distribution or payment can be made in a manner that complies with Section 409A of the Code, and any amounts so deferred will be paid in a lump sum on the day after such six month period elapses, with the balance paid thereafter on the original schedule.

(l)   **Clawback/Recovery.** All Awards granted under the Plan will be subject to recoupment in accordance with any clawback policy that the Company is required to adopt pursuant to the listing standards of any national securities exchange or association on which the Company's securities are listed or as is otherwise required by the Dodd-Frank Wall Street Reform and Consumer Protection Act or other applicable law. In addition, the Board may impose such other clawback, recovery or recoupment provisions in an Award Agreement as the Board determines necessary or appropriate, including but not limited to a reacquisition right in respect of previously acquired shares of Common Stock or other cash or property upon the occurrence of an event constituting Cause. No recovery of compensation under such a clawback policy will be an event giving rise to a right to resign for "good reason" or "constructive termination" (or similar term) under any agreement with the Company.

(m)   **Dividends and Dividend Equivalents.** Dividends and dividend equivalents may be credited in respect of shares of Common Stock covered by a Stock Award (other than Options and Stock Appreciation Rights), as determined by the Board and contained in the applicable Award Agreement. At the sole discretion of the Board, such dividends and dividend equivalents may be converted into additional shares of Common Stock covered by the Stock Award in such manner as determined by the Board.

Any additional shares or cash payments covered by the Stock Award credited by reason of such dividends or dividend equivalents will be subject to all of the same terms and conditions of the underlying Award Agreement to which they relate. Notwithstanding anything to the contrary in this Plan or any Award Agreement, dividends and dividend equivalents shall not be paid in respect of shares of Common Stock covered by a Stock Award until such shares of Common Stock vest pursuant to the applicable Award Agreement.

9.   Adjustments upon Changes in Common Stock; Other Corporate Events.

(a)   **Capitalization Adjustments.** In the event of a Capitalization Adjustment, the Board will appropriately and proportionately adjust: (i) the class(es) and maximum number of securities subject to the Plan pursuant to Section 3(a), (ii) the class(es) and maximum number of securities that may be issued pursuant to the exercise of Incentive Stock Options pursuant to Section 3(c), (iii) the class(es) and maximum number of securities that may be awarded to any person pursuant to Sections 3(d), and (iv) the class(es) and number of securities and price per share of stock subject to outstanding Stock Awards. The Board will make such adjustments, and its determination will be final, binding and conclusive.

(b)   **Dissolution.** Except as otherwise provided in the Stock Award Agreement, in the event of a Dissolution of the Company, all outstanding Stock Awards (other than Stock Awards consisting of vested and outstanding shares of Common Stock not subject to a forfeiture condition or the Company's right of repurchase) will terminate immediately prior to the completion of such Dissolution, and the shares of Common Stock subject to the Company's repurchase rights or subject to a forfeiture condition may be repurchased or reacquired by the Company notwithstanding the fact that the holder of such Stock Award is providing Continuous Service; *provided, however*, that the Board may, in its sole discretion, cause some or all Stock Awards to become fully vested, exercisable and/or no longer subject to repurchase or forfeiture (to the extent such Stock Awards have not previously expired or terminated) before the Dissolution is completed but contingent on its completion.

(c)   **Transactions.** The following provisions shall apply to Stock Awards in the event of a Transaction unless otherwise provided in the instrument evidencing the Stock Award or any other written agreement between the Company or any Affiliate and the Participant or unless otherwise expressly provided by the Board at the time of grant of a Stock Award. In the event of a Transaction, then, notwithstanding any other provision of the Plan, the Board shall take one or more of the following actions with respect to Stock Awards, contingent upon the closing or completion of the Transaction:

(i)   arrange for the surviving corporation or acquiring corporation (or the surviving or acquiring corporation's parent company) to assume or continue the Stock Award or to substitute a similar stock award for the Stock Award (including, but not limited to, an award to acquire the same consideration paid to the shareholders of the Company pursuant to the Transaction);

(ii)   arrange for the assignment of any reacquisition or repurchase rights held by the Company in respect of Common Stock issued pursuant to the Stock Award to the surviving corporation or acquiring corporation (or the surviving or acquiring corporation's parent company);

(iii)   accelerate the vesting, in whole or in part, of the Stock Award (and, if applicable, the time at which the Stock Award may be exercised) to a date prior to the effective time of such Transaction as the Board shall determine (or, if the Board shall not determine such a date, to the date that is five days prior to the effective date of the Transaction), with such Stock Award terminating if not exercised (if applicable) at or prior to the effective time of the Transaction;

(iv)   arrange for the lapse, in whole or in part, of any reacquisition or repurchase rights held by the Company with respect to the Stock Award;

(v)   cancel or arrange for the cancellation of the Stock Award, to the extent not vested or not exercised prior to the effective time of the Transaction, in exchange for such cash consideration, if any, as the Board, in its sole discretion, may consider appropriate; and

(vi)   make a payment, in such form as may be determined by the Board equal to the excess, if any, of (A) the value of the property the Participant would have received upon the exercise of the Stock Award immediately prior to the effective time of the Transaction, over (B) any exercise price payable by such holder in connection with such exercise. For clarity, this payment may be zero ($0) if the value of the property is equal to or less than the exercise price. Payments under this provision may be delayed to the same extent that payment of consideration to the holders of Common Stock in connection with the Transaction is delayed as a result of escrows, earn outs, holdbacks or other contingencies.

The Board need not take the same action or actions with respect to all Stock Awards or portions thereof or with respect to all Participants. The Board may take different actions with respect to the vested and unvested portions of a Stock Award.

(d)   **Change in Control.** A Stock Award may be subject to additional acceleration of vesting and exercisability upon or after a Change in Control as may be provided in the Stock Award Agreement for such Stock Award or as may be provided in any other written agreement between the Company or any Affiliate and the Participant, but in the absence of such provision, no such acceleration will occur.

10.   **Plan Term; Earlier Termination or Suspension of the Plan.**

The Board may suspend or terminate the Plan at any time. No Incentive Stock Options may be granted after the tenth anniversary of the earlier of (i) the date the Plan is adopted by the Board (the "*Adoption Date*"), or (ii) the date the Plan is approved by the shareholders of the Company. No Awards may be granted under the Plan while the Plan is suspended or after it is terminated. Suspension or termination of the Plan will not impair rights and obligations under any Award granted while the Plan is in effect except with the written consent of the affected Participant or as otherwise permitted in the Plan.

11.   **Existence of the Plan.**

The Plan will become effective on the Effective Date.

12.   **Choice of Law.**

The law of the State of Delaware will govern all questions concerning the construction, validity and interpretation of this Plan, without regard to that state's conflict of laws rules.

13.   **Definitions.** As used in the Plan, the following definitions will apply to the capitalized terms indicated below:

(a)   "*Affiliate*" means, at the time of determination, any "parent" or "subsidiary" of the Company as such terms are defined in Rule 405 of the Securities Act. The Board will have the authority to determine the time or times at which "parent" or "subsidiary" status is determined within the foregoing definition.

(b)   "*Award*" means a Stock Award or a Performance Cash Award.

(c)   "*Award Agreement*" means a written agreement between the Company and a Participant evidencing the terms and conditions of an Award.

(d)   "*Board*" means the Board of Directors of the Company.

(e)   "*Capital Stock*" means each and every class of common stock of the Company, regardless of the number of votes per share.

(f)   "*Capitalization Adjustment*" means any change that is made in, or other events that occur with respect to, the Common Stock subject to the Plan or subject to any Stock Award after the Adoption Date without the receipt of consideration by the Company through merger, consolidation, reorganization, recapitalization, reincorporation, stock dividend, dividend in property other than cash, large nonrecurring cash dividend, stock split, reverse stock split, liquidating dividend, combination of shares, exchange of shares, change in corporate structure or any similar equity restructuring transaction, as that term is used in Statement of Financial Accounting Standards Board Accounting Standards Codification Topic 718 (or any successor thereto). Notwithstanding the foregoing, the conversion of any convertible securities of the Company will not be treated as a Capitalization Adjustment.

(g)   "*Cause*" shall have the meaning ascribed to such term in any written agreement between the Participant and the Company defining such term and, in the absence of such agreement, such term means, with respect to a Participant, the occurrence of any of the following events: (i) such Participant's commission of any felony or any crime involving fraud, dishonesty or moral turpitude under the laws of the United States or any state thereof; (ii) such Participant's attempted commission of, or participation in, a fraud or act of dishonesty against the Company; (iii) such Participant's intentional, material violation of any contract or agreement between the Participant and the Company or of any statutory duty owed to the Company; (iv) such Participant's unauthorized use or disclosure of the Company's confidential information or trade secrets; or (v) such Participant's gross misconduct. The determination that a termination of the Participant's Continuous Service is either for Cause or without Cause shall be made by the Company, in its sole discretion. Any determination by the Company that the Continuous Service of a Participant was terminated with or without Cause for the purposes of outstanding Awards held by such Participant shall have no effect upon any determination of the rights or obligations of the Company or such Participant for any other purpose.

(h)   "*Change in Control*" means the occurrence, in a single transaction or in a series of related transactions, of any one or more of the following events:

    (i)   any Exchange Act Person becomes the Owner, directly or indirectly, of securities of the Company representing more than 50% of the combined voting power of the Company's then outstanding securities other than by virtue of a merger, consolidation or similar transaction. Notwithstanding the foregoing, a Change in Control will not be deemed to occur (A) on account of the acquisition of securities of the Company directly from the Company; (B) on account of the acquisition of securities of the Company by an investor, any affiliate thereof or any other Exchange Act Person that acquires the Company's securities in a transaction or series of related transactions the primary purpose of which is to obtain financing for the Company through the issuance of equity securities; or (C) solely because the level of Ownership held by any Exchange Act Person (the "*Subject Person*") exceeds the designated percentage threshold of the outstanding voting securities as a result of a repurchase or other acquisition of voting securities by the Company reducing the number of shares outstanding, provided that if a Change in Control would occur (but for the operation of this sentence) as a result of the acquisition of voting securities by the Company, and after such share acquisition, the Subject Person becomes the Owner of any additional voting securities that, assuming the repurchase or other acquisition had not occurred, increases the percentage of the then outstanding voting securities Owned by the Subject Person over the designated percentage threshold, then a Change in Control will be deemed to occur;

    (ii)   there is consummated a merger, consolidation or similar transaction involving (directly or indirectly) the Company and, immediately after the consummation of such merger, consolidation or similar transaction, the shareholders of the Company immediately prior thereto do not Own, directly or indirectly, either (A) outstanding voting securities representing more than 50% of the combined outstanding voting power of the surviving Entity in such merger, consolidation or similar transaction or (B) more than 50% of the combined outstanding voting power of the parent of the surviving Entity in such merger, consolidation or similar transaction, in each case in substantially the same proportions as their Ownership of the outstanding voting securities of the Company immediately prior to such transaction;

    (iii)   there is consummated a sale, lease, exclusive license or other disposition of all or substantially all of the consolidated assets of the Company and its Subsidiaries, other than a sale, lease, license or other disposition of all or substantially all of the consolidated assets of the Company and its Subsidiaries to an Entity, more than 50% of the combined voting power of the voting securities of which are Owned by shareholders of the Company in substantially the same proportions as their Ownership of the outstanding voting securities of the Company immediately prior to such sale, lease, license or other disposition;

    (iv)   the complete dissolution or liquidation of the Company, except for a liquidation into a parent corporation;

    (v)   individuals who, on the date the Plan is adopted by the Board, are members of the Board (the "*Incumbent Board*") cease for any reason to constitute at least a majority of the members of the Board; *provided, however*, that if the appointment or election (or nomination for election) of any new Board member was approved or recommended by a majority vote of the members of the Incumbent Board then still in office, such new member will, for purposes of this Plan, be considered as a member of the Incumbent Board.

Notwithstanding the foregoing definition or any other provision of the Plan, the term Change in Control will not include a sale of assets, merger or other transaction effected exclusively for the purpose of changing the domicile of the Company and the definition of Change in Control (or any analogous term) in an individual written agreement between the Company or any Affiliate and the Participant will supersede the foregoing definition with respect to Awards subject to such agreement; *provided, however*, that if no definition of Change in Control or any analogous term is set forth in such an individual written agreement, the foregoing definition will apply.

If required for compliance with Section 409A of the Code, in no event will an event be deemed a Change in Control if such event is not also a "change in the ownership of" the Company, a "change in the effective control of" the Company or a "change in the ownership of a substantial portion of the assets of" the Company, each as determined under Treasury Regulations Section 1.409A-3(i)(5) (without regard to any alternative definition thereunder).

(i)   "*Code*" means the Internal Revenue Code of 1986, as amended, including any applicable regulations and guidance thereunder.

(j)   "*Committee*" means a committee of one or more Directors to whom authority has been delegated by the Board in accordance with Section 2(c).

(k)   "*Common Stock*" means the common stock of the Company, having one vote per share.

(l)   "*Company*" means BioMarin Pharmaceutical Inc.

(m)   "*Consultant*" means any person, including an advisor, who is (i) engaged by the Company or an Affiliate to render consulting or advisory services and is compensated for such services, or (ii) serving as a member of the board of directors of an Affiliate and is compensated for such services. However, service solely as a Director, or payment of a fee for such service, will not cause a Director to be considered a "Consultant" for purposes of the Plan. Notwithstanding the foregoing, a person is treated as a Consultant under this Plan only if a Form S-8 Registration Statement under the Securities Act is available to register either the offer or the sale of the Company's securities to such person.

(n) "*Continuous Service*" means that the Participant's service with the Company or an Affiliate, whether as an Employee, Director or Consultant, is not interrupted or terminated. A change in the capacity in which the Participant renders service to the Company or an Affiliate as an Employee, Consultant or Director or a change in the entity for which the Participant renders such service, provided that there is no interruption or termination of the Participant's service with the Company or an Affiliate, will not terminate a Participant's Continuous Service; *provided, however*, that if the Entity for which a Participant is rendering services ceases to qualify as an Affiliate, as determined by the Board, in its sole discretion, such Participant's Continuous Service will be considered to have terminated on the date such Entity ceases to qualify as an Affiliate. To the extent permitted by law, the Board or the chief executive officer of the Company, in that party's sole discretion, may determine whether Continuous Service will be considered interrupted in the case of (i) any leave of absence approved by the Board or chief executive officer, including sick leave, military leave or any other personal leave, or (ii) transfers between the Company, an Affiliate, or their successors. Notwithstanding the foregoing, a leave of absence will be treated as Continuous Service for purposes of vesting in an Award only to such extent as may be provided in the Company's leave of absence policy, in the written terms of any leave of absence agreement or policy applicable to the Participant, or as otherwise required by law.

(o) "*Corporate Transaction*" means the consummation, in a single transaction or in a series of related transactions, of any one or more of the following events:

(i) a sale or other disposition of all or substantially all, as determined by the Board, in its sole discretion, of the consolidated assets of the Company and its Subsidiaries;

(ii) a sale or other disposition of more than 50% of the outstanding securities of the Company;

(iii) a merger, consolidation or similar transaction following which the Company is not the surviving corporation; or

(iv) a merger, consolidation or similar transaction following which the Company is the surviving corporation but the shares of Common Stock outstanding immediately preceding the merger, consolidation or similar transaction are converted or exchanged by virtue of the merger, consolidation or similar transaction into other property, whether in the form of securities, cash or otherwise.

If required for compliance with Section 409A of the Code, in no event will an event be deemed a Corporate Transaction if such event is not also a "change in the ownership of" the Company, a "change in the effective control of" the Company or a "change in the ownership of a substantial portion of the assets of" the Company, each as determined under Treasury Regulations Section 1.409A-3(i)(5) (without regard to any alternative definition thereunder).

(p) "*Covered Employee*" will have the meaning provided in Section 162(m)(3) of the Code.

(q) "*Director*" means a member of the Board.

(r) "*Disability*" means, with respect to a Participant, the inability of such Participant to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment that can be expected to result in death or that has lasted or can be expected to last for a continuous period of not less than 12 months, as provided in Sections 22(e)(3) and 409A(a) (2)(c) (i) of the Code, and will be determined by the Board on the basis of such medical evidence as the Board deems warranted under the circumstances.

(s) "*Dissolution*" means when the Company, after having executed a certificate of dissolution with the State of Delaware (or other applicable state), has completely wound up its affairs. Conversion of the Company into a Limited Liability Company (or any other pass-through entity) will not be considered a "Dissolution" for purposes of the Plan.

(t) "*Effective Date*" means the date of the Company shareholders approve this Plan, which is the date of the annual meeting of shareholders of the Company held on June 6, 2017, provided this Plan is approved by the Company's shareholders at such meeting.

(u) "*Employee*" means any person employed by the Company or an Affiliate. However, service solely as a Director, or payment of a fee for such services, will not cause a Director to be considered an "Employee" for purposes of the Plan.

(v) "*Entity*" means a corporation, partnership, limited liability company or other entity.

(w) "*Exchange Act*" means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

(x) "*Exchange Act Person*" means any natural person, Entity or "group" (within the meaning of Section 13(d) or 14(d) of the Exchange Act), except that "Exchange Act Person" will not include (i) the Company or any Subsidiary of the Company, (ii) any employee benefit plan of the Company or any Subsidiary of the Company or any trustee or other fiduciary holding securities under an employee benefit plan of the Company or any Subsidiary of the Company, (iii) an underwriter temporarily holding securities pursuant to a registered public offering of such securities, (iv) an Entity Owned, directly or indirectly, by the shareholders of the Company in substantially the same proportions as their Ownership of stock of the Company; or (v) any natural person, Entity or "group" (within the meaning of Section 13(d) or 14(d) of the Exchange Act) that, as of the Effective Date, is the Owner, directly or indirectly, of securities of the Company representing more than 50% of the combined voting power of the Company's then outstanding securities.

(y) "*Fair Market Value*" means, as of any date, the value of the Common Stock determined as follows:

   (i)   If the Common Stock is listed on any established stock exchange or traded on any established market, the Fair Market Value of a share of Common Stock will be, unless otherwise determined by the Board, the closing sales price for such stock as quoted on such exchange or market (or the exchange or market with the greatest volume of trading in the Common Stock) on the date of determination, as reported in a source the Board deems reliable.

   (ii) Unless otherwise provided by the Board, if there is no closing sales price for the Common Stock on the date of determination, then the Fair Market Value will be the closing selling price on the last preceding date for which such quotation exists.

   (iii) In the absence of such markets for the Common Stock, the Fair Market Value will be determined by the Board in good faith and in a manner that complies with Sections 409A and 422 of the Code.

(z) "*Incentive Stock Option*" means an option granted pursuant to Section 5 of the Plan that is intended to be, and qualifies as, an "incentive stock option" within the meaning of Section 422 of the Code.

   (aa) "*Non-Employee Director*" means a Director who either (i) is not a current employee or officer of the Company or an Affiliate, does not receive compensation, either directly or indirectly, from the Company or an Affiliate for services rendered as a consultant or in any capacity other than as a Director (except for an amount as to which disclosure would not be required under Item 404(a) of Regulation S-K promulgated pursuant to the Securities Act ("*Regulation S-K*")), does not possess an interest in any other transaction for which disclosure would be required under Item 404(a) of Regulation S-K, and is not engaged in a business relationship for which disclosure would be required pursuant to Item 404(b) of Regulation S-K; or (ii) is otherwise considered a "non-employee director" for purposes of Rule 16b-3.

   (bb) "*Nonstatutory Stock Option*" means any Option granted pursuant to Section 5 of the Plan that does not qualify as an Incentive Stock Option.

   (cc) "*Officer*" means a person who is an officer of the Company within the meaning of Section 16 of the Exchange Act.

   (dd) "*Option*" means an Incentive Stock Option or a Nonstatutory Stock Option to purchase shares of Common Stock granted pursuant to the Plan.

   (ee) "*Option Agreement*" means a written agreement between the Company and an Optionholder evidencing the terms and conditions of an Option grant. Each Option Agreement will be subject to the terms and conditions of the Plan.

   (ff) "*Optionholder*" means a person to whom an Option is granted pursuant to the Plan or, if applicable, such other person who holds an outstanding Option.

   (gg) "*Other Stock Award*" means an award based in whole or in part by reference to the Common Stock which is granted pursuant to the terms and conditions of Section 6(d).

   (hh) "*Other Stock Award Agreement*" means a written agreement between the Company and a holder of an Other Stock Award evidencing the terms and conditions of an Other Stock Award grant. Each Other Stock Award Agreement will be subject to the terms and conditions of the Plan.

   (ii) "*Outside Director*" means a Director who either (i) is not a current employee of the Company or an "affiliated corporation" (within the meaning of Treasury Regulations promulgated under Section 162(m) of the Code), is not a former employee of the Company or an "affiliated corporation" who receives compensation for prior services (other than benefits under a tax-qualified retirement plan) during the taxable year, has not been an officer of the Company or an "affiliated corporation," and does not receive remuneration from the Company or an "affiliated corporation," either directly or indirectly, in any capacity other than as a Director, or (ii) is otherwise considered an "outside director" for purposes of Section 162(m) of the Code.

   (jj) "*Own*," "*Owned*," "*Owner*," "*Ownership*" means a person or Entity will be deemed to "Own," to have "Owned," to be the "Owner" of, or to have acquired "Ownership" of securities if such person or Entity, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, has or shares voting power, which includes the power to vote or to direct the voting, with respect to such securities.

   (kk) "*Participant*" means a person to whom an Award is granted pursuant to the Plan or, if applicable, such other person who holds an outstanding Stock Award.

   (ll) "*Performance Cash Award*" means an award of cash granted pursuant to the terms and conditions of Section 6(c)(ii).

   (mm) "*Performance Criteria*" means the one or more criteria that the Committee (or, to the extent that an Award is not intended to qualify as "performance-based compensation" under Section 162(m) of the Code, the Board or the Committee) will select for purposes of establishing the Performance Goals for a Performance Period. The Performance Criteria that will be used to establish such Performance Goals may be based on any one of, or combination of, the following as determined by the Committee (or Board, if applicable): (i) earnings (including earnings per share and net earnings); (ii) earnings before interest, taxes and depreciation; (iii) earnings before interest, taxes, depreciation and amortization; (iv) earnings before interest, taxes, depreciation, amortization and legal settlements; (v) earnings before interest, taxes, depreciation, amortization, legal settlements and other income (expense); (vi) earnings before interest, taxes, depreciation, amortization, legal settlements, other income (expense) and stock-based compensation; (vii) earnings before interest, taxes, depreciation, amortization, legal settlements, other income (expense), stock-based compensation and changes in deferred revenue; (viii) earnings before interest, taxes, depreciation, amortization, legal settlements, other income (expense), stock-based compensation, other non-cash expenses and changes in deferred revenue; (ix) total shareholder return; (x) return on equity or average shareholder's equity; (xi) return on assets, investment, or capital employed; (xii) stock price; (xiii) margin (including gross margin); (xiv) income (before or after taxes); (xv) operating income; (xvi) operating income after taxes; (xvii) pre-tax profit; (xviii) operating cash flow; (xix) sales or revenue targets; (xx) increases in revenue or product revenue; (xxi) expenses and cost reduction goals; (xxii) improvement in or attainment of working capital levels; (xxiii) economic value added (or an equivalent metric); (xxiv) market share; (xxv) cash flow; (xxvi) cash flow per share; (xxvii) cash balance; (xxviii) cash burn; (xxix) cash collections; (xxx) share price performance; (xxxi) debt reduction; (xxxii) implementation or completion of projects or processes (including, without limitation, clinical trial initiation, clinical trial enrollment and dates, clinical trial results, regulatory filing submissions, regulatory filing acceptances, regulatory or advisory committee interactions, regulatory approvals, and product supply); (xxxiii) shareholders' equity; (xxxiv) capital expenditures; (xxxv) debt levels; (xxxvi) operating profit or net operating profit; (xxxvii) workforce diversity; (xxxviii) growth of net income or operating income; (xxxix) billings; (xl) bookings; (xli) employee retention; (xlii) initiation of studies by specific dates; (xliii) budget management; (xliv) submission to, or approval by, a regulatory body (including, but not limited to the U.S. Food and Drug Administration) of an applicable filing or a product; (xlv) regulatory milestones; (xlvi) progress of internal research or development programs; (xlvii) acquisition of new customers; (xlviii) customer retention and/or repeat order rate; (xlix) improvements in sample and test processing times; (l) progress of partnered programs; (li) partner satisfaction; (lii) timely completion of clinical trials; (liii) submission of 510(k)s or pre-market approvals and other regulatory achievements; (liv) milestones related to research development (including, but not limited to, preclinical and clinical studies), product development and manufacturing; (lv) expansion of sales in additional geographies or markets; (lvi) research progress, including the development of programs; (lvii) strategic partnerships or transactions (including in-licensing and out-licensing of intellectual property; and (lviii) and to the extent that an Award is not intended to comply with Section 162(m) of the Code, other measures of performance selected by the Board or the Committee.

(nn)   "*Performance Goals*" means, for a Performance Period, the one or more goals established by the Committee (or, to the extent that an Award is not intended to qualify as "performance-based compensation" under Section 162(m) of the Code, the Board or the Committee) for the Performance Period based upon the Performance Criteria. Performance Goals may be based on a Company-wide basis, with respect to one or more business units, divisions, Affiliates, or business segments, and in either absolute terms or relative to the performance of one or more comparable companies or the performance of one or more relevant indices. The Committee (or, to the extent that an Award is not intended to qualify as "performance-based compensation" under Section 162(m) of the Code, the Board or the Committee) is authorized to make appropriate adjustments in the method of calculating the attainment of Performance Goals for a Performance Period as follows; *provided, however*, that to the extent that an Award is intended to qualify as "performance-based compensation" under Section 162(m) of the Code, any such adjustment may be made only if such adjustment is objectively determinable and specified in the Award Agreement at the time the Award is granted or in such other document setting forth the Performance Goals for the Award at the time the Performance Goals are established: (1) to exclude restructuring and/or other nonrecurring charges; (2) to exclude exchange rate effects; (3) to exclude the effects of changes to generally accepted accounting principles; (4) to exclude the effects of any statutory adjustments to corporate tax rates; (5) to exclude the effects of any items that are "unusual" in nature or occur "infrequently" as determined under generally accepted accounting principles; (6) to exclude the dilutive effects of acquisitions or joint ventures; (7) to assume that any business divested by the Company achieved performance objectives at targeted levels during the balance of a Performance Period following such divestiture; (8) to exclude the effect of any change in the outstanding shares of common stock of the Company by reason of any stock dividend or split, stock repurchase, reorganization, recapitalization, merger, consolidation, spin-off, combination or exchange of shares or other similar corporate change, or any distributions to common shareholders other than regular cash dividends; (9) to exclude the effects of stock based compensation and the award of bonuses under the Company's bonus plans; (10) to exclude costs incurred in connection with potential acquisitions or divestitures that are required to be expensed under generally accepted accounting principles; (11) to exclude the goodwill and intangible asset impairment charges that are required to be recorded under generally accepted accounting principles; (12) to exclude the effects of the timing of acceptance for review and/or approval of submissions to the U.S. Food and Drug Administration or any other regulatory body; and (13) to the extent that an Award is not intended to qualify as "performance-based compensation" under Section 162(m) of the Code, to make other appropriate adjustments selected by the Board or the Committee.

(oo) "*Performance Period*" means the period of time selected by the Committee (or, to the extent that an Award is not intended to qualify as "performance-based compensation" under Section 162(m) of the Code, the Board or the Committee) over which the attainment of one or more Performance Goals will be measured for the purpose of determining a Participant's right to and the payment of a Stock Award or a Performance Cash Award. Performance Periods may be of varying and overlapping duration, at the sole discretion of the Committee (or Board, if applicable).

(pp) "*Performance Stock Award*" means a Stock Award granted under the terms and conditions of Section 6(c)(i).

(qq) "*Plan*" means this BioMarin Pharmaceutical Inc. 2017 Equity Incentive Plan.

(rr) "*Restricted Stock Award*" means an award of shares of Common Stock which is granted pursuant to the terms and conditions of Section 6(a).

(ss) "*Restricted Stock Award Agreement*" means a written agreement between the Company and a holder of a Restricted Stock Award evidencing the terms and conditions of a Restricted Stock Award grant. Each Restricted Stock Award Agreement will be subject to the terms and conditions of the Plan.

(tt) "*Restricted Stock Unit Award*" means a right to receive shares of Common Stock which is granted pursuant to the terms and conditions of Section 6(b).

(uu) "*Restricted Stock Unit Award Agreement*" means a written agreement between the Company and a holder of a Restricted Stock Unit Award evidencing the terms and conditions of a Restricted Stock Unit Award grant. Each Restricted Stock Unit Award Agreement will be subject to the terms and conditions of the Plan.

(vv) "*Rule 16b-3*" means Rule 16b-3 promulgated under the Exchange Act or any successor to Rule 16b-3, as in effect from time to time.

(ww) "*Securities Act*" means the Securities Act of 1933, as amended.

(xx) "*Stock Appreciation Right*" or "*SAR*" means a right to receive the appreciation on Common Stock that is granted pursuant to the terms and conditions of Section 5.

(yy) "*Stock Appreciation Right Agreement*" means a written agreement between the Company and a holder of a Stock Appreciation Right evidencing the terms and conditions of a Stock Appreciation Right grant. Each Stock Appreciation Right Agreement will be subject to the terms and conditions of the Plan.

(zz) "*Stock Award*" means any right to receive Common Stock granted under the Plan, including an Incentive Stock Option, a Nonstatutory Stock Option, a Restricted Stock Award, a Restricted Stock Unit Award, a Stock Appreciation Right, a Performance Stock Award or any Other Stock Award.

(aaa) "*Stock Award Agreement*" means a written agreement between the Company and a Participant evidencing the terms and conditions of a Stock Award grant. Each Stock Award Agreement will be subject to the terms and conditions of the Plan.

(bbb) "*Subsidiary*" means, with respect to the Company, (i) any corporation of which more than 50% of the outstanding capital stock having ordinary voting power to elect a majority of the board of directors of such corporation (irrespective of whether, at the time, stock of any other class or classes of such corporation will have or might have voting power by reason of the happening of any contingency) is at the time, directly or indirectly, Owned by the Company, and (ii) any partnership, limited liability company or other entity in which the Company has a direct or indirect interest (whether in the form of voting or participation in profits or capital contribution) of more than 50%.

(ccc) "*Substitute Award*" means an Award issued in connection with a merger or acquisition in connection with the assumption of, or substitution for, an existing award.

(ddd) "*Ten Percent Shareholder*" means a person who Owns (or is deemed to Own pursuant to Section 424(d) of the Code) stock possessing more than 10% of the total combined voting power of all classes of stock of the Company or any Affiliate.

(eee) "*Transaction*" means a Corporate Transaction or a Change in Control.

This page intentionally left blank.



BioMarin Pharmaceutical Inc.
105 Digital Drive
Novato, CA 94949
Tel: 415-506-6700
Fax: 415-382-7889